Filed Pursuant to Rule 424(b)(3)
Registration No. 333-236172

Prospectus

PROXY STATEMENT/PROSPECTUS

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On December 18, 2019, the boards of directors of CNB Financial Corporation, or CNB, and Bank of Akron, or Akron, each approved a merger agreement between CNB and Akron pursuant to which Akron will merge with and into CNB Bank, a Pennsylvania-chartered nonmember bank and wholly-owned subsidiary of CNB, with CNB Bank surviving the merger.

Akron is holding a special meeting for its shareholders to vote on the proposals necessary to complete the merger. The merger cannot be completed unless the holders of two-thirds of the shares of Akron common stock outstanding and entitled to vote at the special meeting vote to approve the merger agreement. The board of directors of Akron recommends that all shareholders vote “FOR” approval of the merger agreement.

The special meeting of Akron shareholders will be held at Akron Village Hall, 21 Main Street, Akron, NY 14001 on March 18, 2020, at 10:00 a.m., local time.

Under the terms and conditions of the merger, the shareholders of Akron, as of the record date, will be able to elect to receive either (i) $215.00 in cash or (ii) 6.6729 shares of CNB common stock for each share of Akron common stock they own. Each Akron shareholder’s election is subject to proration provisions described in this proxy statement/prospectus that may modify the shareholder’s election to ensure that no more than 25% of the outstanding shares of Akron common stock (including any dissenters’ shares but excluding shares of Akron common stock to be canceled in connection with the merger) are exchanged for cash. The value of the stock consideration will depend on the market price of CNB common stock on the effective date of the merger. Akron shareholders will also receive cash in lieu of any fractional shares they would have otherwise received in the merger. CNB expects to issue up to 2,001,870 shares of its common stock in the merger.

Although the maximum number of shares of CNB common stock that holders of Akron common stock will be entitled to receive is fixed, the market value of the stock consideration will fluctuate with the market price of CNB common stock and will not be known at the time Akron shareholders vote on the merger. However, as described in more detail elsewhere in this proxy statement/prospectus, under the terms of the merger agreement, Akron has the right to terminate the merger agreement if the average closing price of CNB common stock for a specified period prior to closing is less than $25.77 and CNB common stock underperforms a specified peer-group index by more than 20%, unless CNB elects to increase the exchange ratio such that the implied value of the exchange ratio would be equivalent to the minimum implied value that would have avoided triggering this termination right, which would result in additional shares of CNB common stock being issued.

CNB common stock is listed on the NASDAQ Global Select Market under the symbol “CCNE” and Akron common stock is quoted on the Pink Open Market under the symbol “BARK”. On February 7, 2020, the last practicable trading day before the printing of the attached proxy statement/prospectus, the closing price of CNB common stock was $29.18 per share and the closing price of Akron common stock was $215.00 per share. These prices may fluctuate between now and the closing of the merger. We urge you to obtain current market quotations for both CNB and Akron common stock.

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card as soon as possible to make sure your shares are represented at the special meeting. If you hold shares through a bank or broker, please use the voting instructions you have received from your bank or broker. If you submit a properly signed proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” each of the proposals being voted on at Akron’s special meeting. The failure to vote by submitting your proxy or attending Akron’s special meeting and voting in person will have the same effect as a vote against approval of the merger agreement.

The accompanying document serves as the proxy statement for Akron’s special meeting and as the prospectus for the shares of CNB common stock to be issued in the merger. This proxy statement/prospectus describes the Akron special meeting, the merger, the documents related to the merger and other related matters. Please carefully review and consider this proxy statement/prospectus. Please give particular attention to the discussion under the heading “Risk Factors” beginning on page 18 for risk factors relating to the transaction that you should consider.

Akron’s board of directors recommends that shareholders vote “FOR” the approval of the merger agreement, and “FOR” the approval of the adjournment of the special meeting, if necessary, in order to solicit additional proxies in favor of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Sincerely,

Stephen Forrestel
Chairman of the Board of Directors

Neither the Securities and Exchange Commission nor any state securities commission or bank regulatory agency has approved or disapproved of the securities to be issued in the merger or determined if the attached proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The shares of CNB common stock to be issued in the merger are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by any federal or state governmental agency.

This proxy statement/prospectus is dated February 10, 2020, and is first being mailed to Akron shareholders on or about February 12, 2020.

P.O. Box 358

Akron, NY 14001

(716) 542-5401

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 18, 2020

A special meeting of shareholders of Bank of Akron, or Akron, will be held at Akron Village Hall, 21 Main Street, Akron, NY 14001 on March 18, 2020, at 10:00 a.m., local time, for the following purposes:

1.

to consider and vote upon a proposal to approve the Agreement and Plan of Merger by and among CNB Financial Corporation, or CNB, CNB Bank, a wholly-owned subsidiary of CNB, and Akron, dated as of December 18, 2019, pursuant to which Akron will merge with and into CNB Bank with CNB Bank surviving; and

2.

to consider and vote upon a proposal to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting, or at any adjournment or postponement of that meeting, to approve the merger agreement.

The merger agreement and proposed merger of Akron with and into CNB Bank is more fully described in the attached document, which you should read carefully in its entirety before voting. A copy of the merger agreement is included as Annex A to the attached proxy statement/prospectus.

The board of directors of Akron has established the close of business on February 6, 2020, as the record date for the special meeting. Only record holders of Akron common stock as of the close of business on that date will be entitled to notice of and vote at the special meeting or any adjournment or postponement of that meeting. A list of shareholders entitled to vote at the special meeting will be available for review at the special meeting upon request by any Akron shareholder entitled to vote at the special meeting. The affirmative vote, in person or represented by proxy, of the holders of two-thirds of the shares of Akron common stock outstanding and entitled to vote at the special meeting is required to approve the merger agreement.

Your vote is important, regardless of the number of shares that you own. Please complete, sign and return the enclosed proxy card promptly in the enclosed postage-paid envelope. Voting by proxy will not prevent you from voting in person at the special meeting, but will assure that your vote is counted if you are unable to attend. You may revoke your proxy at any time before the meeting. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions furnished to you by such record holder with these materials. If you do not vote in person or by proxy or if you abstain from voting or do not instruct your broker as to how to vote, if applicable, the effect will be a vote “AGAINST” approval of the merger agreement.

The Akron board of directors recommends that you vote “FOR” approval of the merger agreement and “FOR” the approval of the adjournment proposal as described above.

By Order of the Board of Directors,

Jessica Brandi
Secretary

Akron, NY

February 10, 2020

ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates by reference important business and financial information about CNB from documents that are not included in or delivered with the proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from CNB at the following address and telephone number:

CNB Financial Corporation

1 South Second Street

P.O. Box 42

Clearfield, Pennsylvania 16830

Attention: Richard L. Greslick, Jr.

(814) 765-9621

www.bankcnb.com

(“Investor Relations” tab)

To obtain timely delivery, you must request the information no later than five business days before the Akron special meeting. This means that you must make your request no later than March 11, 2020.

For a more detailed description of the information incorporated by reference in the accompanying proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 88.

The accompanying proxy statement/prospectus provides a detailed description of the merger and the merger agreement. We urge you to read the proxy statement/prospectus, including any documents incorporated by reference into the proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions or need assistance voting your shares, please contact Akron at the address or telephone number listed below:

Bank of Akron

P.O. Box 358

Akron, NY 14001

Attention: Stephen Forrestel

(716) 542-5401

Please do not send your stock certificates at this time. You will be sent separate instructions regarding the surrender of your stock certificates.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE AKRON SPECIAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the merger and the Akron special meeting. These questions and answers may not address all questions that may be important to you as an Akron shareholder. To better understand these matters, and for a description of the legal terms governing the merger, you should carefully read this entire proxy statement/prospectus, including the annexes, as well as the documents that have been incorporated by reference in this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:

CNB and Akron have agreed to the acquisition of Akron by CNB under the terms of the merger agreement that is described in this proxy statement/prospectus. A copy of the merger agreement is attached to this proxy statement/prospectus as Annex A. In order to complete the merger, Akron shareholders must vote to approve the merger agreement. Akron will hold a special meeting of shareholders to obtain this approval. This proxy statement/prospectus contains important information about the merger, the merger agreement, the special meeting of Akron shareholders and other related matters, and you should read it carefully. The enclosed voting materials for the Akron special meeting allow you to vote your shares of common stock without attending the special meeting in person.

We are delivering this proxy statement/prospectus to you as both a proxy statement of Akron and a prospectus of CNB. It is a proxy statement because the board of directors of Akron is soliciting proxies from Akron shareholders to vote on the approval of the merger agreement at the Akron special meeting of shareholders and adjournments of the special meeting, if necessary, for the purpose of soliciting additional proxies in favor of the foregoing proposal. Your proxy will be used at the Akron special meeting or at any adjournment or postponement of that special meeting. It is also a prospectus because CNB will issue CNB common stock to Akron shareholders who elect to receive shares of CNB common stock as consideration in the merger, and this prospectus contains information about that common stock.

Q:	What will happen in the merger?

A:	In the proposed merger, Akron will merge with and into CNB Bank, a wholly-owned subsidiary of CNB, with CNB Bank being the surviving entity.

Q:	What are the proposals on which I am being asked to vote?

A:

You are being asked to vote on the following proposals: (i) to approve the merger agreement and (ii) to approve one or more adjournments of the special meeting, if necessary, for the purpose of soliciting additional proxies in favor of the proposal to approve the merger agreement.

Q:	What will I receive in the merger?

A:

If the merger agreement is approved and the merger is subsequently completed, Akron shareholders will be entitled to receive for each of their shares of Akron common stock either (i) $215.00 in cash, without interest, or (ii) 6.6729 shares of CNB common stock.

You will have the opportunity to elect the form of consideration to be received for your shares, subject to proration and allocation procedures set forth in the merger agreement and described in this proxy statement/prospectus which may result in your receiving a portion of the merger consideration in a form other than that which you elected.

CNB may opt to increase the exchange ratio in specific circumstances where Akron could otherwise terminate the merger agreement. For more information regarding these termination rights and the adjustments that may result to the merger consideration, see “The Merger Agreement—Termination of the Merger Agreement” on page 75 for more information.

The value of the stock consideration is dependent upon the value of CNB common stock and, therefore, will fluctuate with the market price of CNB common stock. Accordingly, any change in the price of CNB common stock prior to the merger will affect the market value of the stock consideration that Akron shareholders may elect to receive as a result of the merger.

Q:	What will happen to shares of CNB common stock in the merger?

A:

Each share of CNB common stock outstanding held by CNB shareholders immediately before the merger will continue to represent one share of CNB common stock after the effective time. Accordingly, CNB shareholders will receive no consideration in the merger and the merger will not change the number of shares a CNB shareholder currently owns.

Q:	Will I receive any fractional shares of CNB common stock as part of the merger consideration?

A:

No. CNB will not issue any fractional shares of CNB common stock in the merger. Instead, CNB will pay you the cash value of a fractional share measured by the average of the daily closing prices of CNB common stock on The NASDAQ Global Select Market for the ten consecutive trading days immediately preceding, but not including, the trading day immediately prior to the closing date of the merger.

Q:	Is there a termination fee potentially payable under the merger agreement?

A:

Yes. Under certain circumstances, Akron or CNB may be required to pay the other party a termination fee if the merger agreement is terminated. See “The Merger Agreement–Termination Fee” on page 76 for more information.

Q:	How do I make an election with respect to my shares of Akron common stock?

A:

Each Akron shareholder will receive an election form, which you should complete and return according to the instructions printed on the form. The election deadline will be 5:00 p.m., New York City time, on March 17, 2020, the date prior to the date of the special meeting, or the election deadline. A copy of the election form is being mailed under separate cover on or about the date of this proxy statement/prospectus. If you do not send in the election form by the deadline, you will be deemed not to have made an election and you may be paid CNB common stock. See “The Merger Agreement—Election Procedures for Shareholders; Surrender of Stock Certificates” on page 62 for more information.

Q:	Can I change or revoke my election with respect to my shares of Akron common stock?

A:

You may change your election at any time prior to the election deadline by submitting to American Stock Transfer & Trust Company, LLC written notice accompanied by a properly completed and signed, revised election form. Shareholders will not be entitled to change or revoke their elections following the election deadline. All elections will be revoked automatically if the merger agreement is terminated.

Q:	What are the material U.S. federal income tax consequences of the merger to U.S. holders of shares of Akron common stock?

A:

The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. Therefore, for U.S. federal income tax purposes, as a result of the merger, it is expected that a U.S. holder of shares of Akron common stock generally will only recognize gain (but not loss) in an amount not to exceed the cash (if any) received as part of the merger consideration but will recognize gain or loss (1) if such holder received the entirety of its consideration in cash or (2) with respect to any cash received in lieu of fractional shares of CNB common stock. See “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 54.

Tax matters are very complicated, and the tax consequences of the merger to each U.S. holder of Akron common stock may depend on such holder’s particular facts and circumstances. Holders of Akron common stock are urged to consult with their tax advisors to fully understand the tax consequences of the merger.

Q:	Will I be able to trade the shares of CNB common stock that I receive in the merger?

A:

You may freely trade the shares of CNB common stock issued in the merger, unless you are an “affiliate” of CNB as defined by Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. Affiliates consist of individuals or entities that control, are controlled by, or are under the common control with CNB and include the executive officers and directors and may include significant shareholders of CNB.

Q:	What are the conditions to completion of the merger?

A:

The obligations of CNB and Akron to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including the receipt of required regulatory approvals and tax opinions, and the approval of the merger agreement by the shareholders of Akron.

Q:	When do you expect the merger to be completed?

A:

We will complete the merger when all of the conditions to completion contained in the merger agreement are satisfied or waived, including obtaining required regulatory approvals and the approval of the merger agreement by Akron shareholders at Akron’s special meeting. While we expect the merger to be completed no later than the third quarter of 2020, because fulfillment of some of the conditions to completion of the merger is not entirely within our control, we cannot assure you of the actual timing.

Q:	What Akron shareholder approval is required to complete the merger?

A:	The merger cannot be completed unless the holders of two-thirds of the shares of Akron common stock outstanding and entitled to vote at the Akron special meeting vote to approve the merger agreement.

Q:	Are there any Akron shareholders already committed to voting in favor of the merger agreement?

A:

Yes. Each of the directors of Akron has entered into a voting agreement with CNB requiring each of them to vote all shares of Akron common stock owned by such director in favor of approval of the merger agreement. As of the record date, these directors held 63,473 shares of Akron common stock, which represented approximately 21.16% of the outstanding shares of Akron common stock.

Q:	When and where is the Akron special meeting?

A:	The special meeting of shareholders of Akron will be held at Akron Village Hall, 21 Main Street, Akron, NY 14001 on March 18, 2020, at 10:00 a.m., local time.

Q:	What will happen at the Akron special meeting?

A:

At the special meeting, Akron shareholders will consider and vote upon the proposal to approve the merger agreement. If, at the time of the Akron special meeting, there are not sufficient votes for the shareholders to approve the merger agreement, you may be asked to consider and vote upon a proposal to adjourn such special meeting, so that additional proxies may be collected.

Q:	Who is entitled to vote at the Akron special meeting?

A:

All holders of Akron common stock who held shares at the close of business on February 6, 2020, which is the record date for the special meeting of Akron shareholders, are entitled to receive notice of and to vote at the Akron special meeting. Each holder of Akron common stock is entitled to one vote for each share of Akron common stock owned as of the record date.

Q:	What constitutes a quorum for the Akron special meeting?

A:

The quorum requirement for the Akron special meeting is the presence in person or by proxy of the holders of a majority of the total number of outstanding shares of Akron common stock entitled to vote.

Q:	How does the board of directors of Akron recommend I vote?

A:	After careful consideration, the Akron board of directors recommends that all of the Akron shareholders vote “FOR” approval of the merger agreement, and “FOR” the adjournment proposal, if necessary.

Q:	Are there any risks that I should consider in deciding whether to vote for approval of the merger agreement?

A:

Yes. You should read and carefully consider the risk factors set forth in the section in this proxy statement/prospectus entitled “Risk Factors” beginning on page 18 as well as the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section of this proxy statement/prospectus titled “Information Regarding Forward-Looking Statements” on page 26.

Q:	What do I need to do now?

A:

You should carefully read and consider the information contained in or incorporated by reference into this proxy statement/prospectus, including its annexes. It contains important information about the merger, the merger agreement, CNB and Akron. After you have read and considered this information, you should complete and sign your proxy card and return it in the enclosed postage-paid return envelope as soon as possible so that your shares will be represented and voted at the Akron special meeting.

Q:	How may I vote my shares for the special meeting proposals presented in this proxy statement/prospectus?

A:

You may vote by completing, signing, dating and returning the proxy card in the enclosed postage-paid envelope as soon as possible. This will enable your shares to be represented and voted at the Akron special meeting. You can also choose to attend the special meeting and vote your shares in person instead of completing and returning a proxy card.

Q:	If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A:

No. Your broker, bank or other nominee will not vote your shares unless you provide instructions to your broker, bank or other nominee on how to vote. You should instruct your broker, bank or other nominee to vote your shares by following the instructions provided by the broker, bank or nominee with this proxy statement/prospectus.

Q:	How will my shares be represented at the special meeting?

A:

At the Akron special meeting, the officers named in your proxy card will vote your shares in the manner you requested if you properly signed and submitted your proxy. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as the Akron board of directors recommends, which is, (1) “FOR” the approval of the merger agreement and (2) “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger agreement at the time of the special meeting.

Q:	What if I fail to submit my proxy card or to instruct my broker, bank or other nominee?

A:

If you fail to properly submit your proxy card or to instruct your broker, bank or other nominee to vote your shares Akron common stock and you do not attend the Akron special meeting and vote your shares in person, your shares will not be voted. This will have the same effect as a vote “AGAINST” approval of the merger agreement, but will have no impact on the outcome of the other proposal.

Q:	Can I attend the Akron special meeting and vote my shares in person?

A:

Yes. Although the Akron board of directors requests that you return the proxy card accompanying this proxy statement/prospectus, all Akron shareholders are invited to attend the special meeting. Shareholders of record on February 6, 2020, can vote in person at the Akron special meeting. If your shares are held by a broker, bank or other nominee, then you are not the shareholder of record and you must bring to the special meeting appropriate documentation from your broker, bank or other nominee to enable you to vote at the special meeting.

Q:	Can I change my vote after I have submitted my proxy?

A:

Yes. If you do not hold your shares in “street name,” there are three ways you can change your vote at any time after you have submitted your proxy and before your proxy is voted at the special meeting:

•	you may deliver a written notice bearing a date later than the date of your proxy card to Akron’s Secretary at the address listed below, stating that you revoke your proxy;

•	you may submit a new signed proxy card bearing a later date (any earlier proxies will be revoked automatically); or

•	you may attend the special meeting and vote in person, although attendance at the special meeting will not, by itself, revoke a proxy.

You should send any notice of revocation to Akron at:

Bank of Akron

P.O. Box 358

Akron, NY 14001

Attention: Jessica Brandi

If you have instructed a bank, broker or other nominee to vote your shares, you must follow the directions you receive from your bank, broker or other nominee to change your voting instructions.

Q:	What happens if I sell my shares after the record date but before the special meeting?

A:

The record date of the special meeting is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you sell or otherwise transfer your shares after the record date for the Akron special meeting, but before the date of the Akron special meeting, you will retain your right to vote at the Akron special meeting, but you will not have the right to receive the merger consideration to be received by Akron’s shareholders in the merger. In order to receive the merger consideration, an Akron shareholder must hold his or her shares through completion of the merger.

Q:	What do I do if I receive more than one proxy statement/prospectus or set of voting instructions?

A:

If you hold shares directly as a record holder and also in “street name” or otherwise through a nominee, you may receive more than one proxy statement/prospectus and/or set of voting instructions relating to the special meeting. These should each be voted and/or returned separately in order to ensure that all of your shares are voted.

Q:	Are Akron shareholders entitled to seek appraisal or dissenters’ rights if they do not vote in favor of the approval of the merger agreement?

A:

Under New York law, holders of shares of Akron common stock that meet certain requirements will have the right to dissent from the merger and obtain payment in cash for the fair value of their shares of Akron common stock. To exercise appraisal rights, Akron shareholders must strictly follow the procedures prescribed by New York law. These procedures are summarized under the section entitled “The Merger—Dissenters’ Appraisal Rights” beginning on page 58. In addition, the text of the applicable appraisal rights provisions of New York law is included as Annex B to this proxy statement/prospectus.

Q:	Should Akron shareholders send in their stock certificates now?

A:

No. Following the completion of the merger, Akron shareholders will receive a letter of transmittal and instructions for surrendering their stock certificates in exchange for merger consideration. In the meantime, you should retain your stock certificates because they are still valid. Please do not send in your stock certificates with your proxy card or with your form of election.

Q:	Will a proxy solicitor be used?

A:	No.

Q:	Where can I find more information about the companies?

A:	You can find more information about CNB and Akron from the various sources described under “Where You Can Find More Information” beginning on page 88.

Q:	Whom should I call with questions?

A:

If you have any questions concerning the merger, the other meeting matters or the proxy statement/prospectus, or need assistance voting your shares, please contact Akron at the address or telephone number listed below:

Bank of Akron

P.O. Box 358

Akron, NY 14001

Attention: Stephen Forrestel

(716) 542-5401

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents to which this proxy statement/prospectus refers in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” beginning on page 88. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

The Companies

CNB Financial Corporation

CNB Financial Corporation, or CNB, is a bank holding company and a financial holding company registered under the Bank Holding Company Act of 1956, as amended. It was incorporated under the laws of the Commonwealth of Pennsylvania in 1983 for the purpose of engaging in the business of a financial holding company. On April 26, 1984, CNB acquired all of the outstanding capital stock of County National Bank, a national banking chartered institution. In December 2006, County National Bank changed its name to CNB Bank, and became a state bank chartered in Pennsylvania and subject to regulation by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation.

In addition to CNB Bank, CNB has four other subsidiaries. CNB Securities Corporation is incorporated in Delaware and currently maintains investments in debt and equity securities. CNB Insurance Agency, incorporated in Pennsylvania, provides for the sale of nonproprietary annuities and other insurance products. CNB Risk Management, Inc. is a Delaware-based captive insurance company which insures against certain risks unique to the operations of CNB and its subsidiaries and for which insurance may not be currently available or economically feasible in today’s insurance marketplace. Holiday Financial Services Corporation, incorporated in Pennsylvania, offers small balance unsecured loans and secured loans, primarily collateralized by automobiles and equipment, to borrowers with higher risk characteristics.

CNB Bank

CNB Bank was incorporated in 1934 and is chartered in the Commonwealth of Pennsylvania. ERIEBANK, a division of CNB Bank, began operations in 2005. In October 2013, CNB acquired FC Banc Corp. and its subsidiary, Farmers Citizens Bank. CNB Bank currently operates seven branch locations as FCBank, a division of CNB Bank, with its headquarters in Worthington, Ohio. In July 2016, CNB acquired Lake National Bank of Mentor, Ohio. CNB Bank operates the two former Lake National Bank branch locations in Mentor, Ohio as part of the ERIEBANK division of CNB Bank.

BankOnBuffalo, a division of CNB Bank, began operations in November 2016 with the opening of a loan production office in Buffalo, New York.

CNB Bank has 42 full-service branch offices located in various communities in its market area. CNB Bank’s primary market area includes the Pennsylvania counties of Blair, Cambria, Cameron, Centre, Clearfield, Crawford, Elk, Indiana, Jefferson, and McKean. ERIEBANK, a division of CNB Bank, operates in the Pennsylvania counties of Crawford, Erie, and Warren and the Ohio counties of Ashtabula, Cuyahoga, and Lake. FCBank, a division of CNB Bank, operates in the Ohio counties of Crawford, Richland, Ashland, Wayne, Marion, Morrow, Knox, Delaware, and Franklin. BankOnBuffalo, a division of CNB Bank, operates in Erie and Niagara counties, New York.

CNB Bank is a full-service bank engaging in a full range of banking activities and services for individual, business, governmental and institutional customers. These activities and services principally include checking, savings, and time deposit accounts; real estate, commercial, industrial, residential and consumer loans; and a variety of other specialized financial services. CNB Bank’s Private Client Solutions division offers a full range of client services, including private banking and wealth and asset management.

At September 30, 2019, CNB had $3.5 billion in assets, $2.9 billion in deposits and $297.0 million in shareholders’ equity.

CNB’s principal executive offices are located at 1 South Second Street, P.O. Box 42, Clearfield, Pennsylvania 16830, its phone number is (814) 765-9621 and its website is www.bankcnb.com. Information that is included in CNB’s website does not constitute part of this proxy statement/prospectus.

Bank of Akron

Bank of Akron in a New York state chartered community bank with six (6) branches, founded in 1900 as the Wickware National Bank of Akon. Akron changed its name to Bank of Akron in 1919 and then converted to a state charter in 1927. Akron currently operates branches in Akron, Clarence, Clarence Center, Lancaster and Wilson.

At September 30, 2019, Akron had $388.9 million in assets, $339.7 million in deposits and $38.4 million in shareholders’ equity.

The Special Meeting of Shareholders of Akron

Date, Time and Place of the Special Meeting (Page 30)

Akron will hold its special meeting of shareholders at Akron Village Hall, 21 Main Street, Akron, NY 14001 on March 18, 2020, at 10:00 a.m., local time.

Purpose of the Special Meeting (Page 30)

At the special meeting you will be asked to vote upon a proposal to approve the merger agreement and, if necessary, a proposal to approve one or more adjournments of the special meeting.

Recommendation of Akron Board of Directors (Page 30)

The Akron board of directors recommends that you vote “FOR” approval of the merger agreement and “FOR” approval of the proposal to adjourn the special meeting.

Record Date; Outstanding Shares; Shares Entitled to Vote (Page 30)

Only holders of record of Akron common stock at the close of business on the record date of February 6, 2020, are entitled to notice of and to vote at the special meeting. As of the record date, there were 300,000 shares of Akron common stock outstanding, held of record by approximately 152 shareholders.

Quorum; Vote Required (Page 30)

A quorum of Akron shareholders is necessary to hold a valid meeting. If at least a majority of the total number of the outstanding shares of Akron common stock entitled to vote are represented in person or by proxy at the special meeting, a quorum will exist. Akron will include proxies marked as abstentions and broker non-votes in determining the presence of a quorum at the special meeting.

The affirmative vote, in person or represented by proxy, of the holders of two-thirds of the shares of Akron common stock outstanding and entitled to vote at the special meeting is required to approve the merger agreement. The affirmative vote of a majority of the votes cast, in person or represented by proxy, is required to approve the proposal to adjourn the special meeting.

Share Ownership of Management; Voting Agreement (Page 31)

As of the record date, the directors and executive officers of Akron and their affiliates collectively owned 63,473 shares of Akron common stock, or approximately 21.16% of Akron’s outstanding shares. Each of the directors of Akron has entered into a voting agreement with CNB requiring each of them to vote all shares of Akron common stock owned by such director in favor of approval of the merger agreement. As of the record date, these directors held 63,473 shares of Akron common stock, which represented approximately 21.16% of the outstanding shares of Akron common stock.

The Merger and the Merger Agreement

The proposed merger is of Akron with and into CNB Bank, with CNB Bank as the surviving entity in the merger. The merger agreement is attached to this proxy statement/prospectus as Annex A. Please carefully read the merger agreement as it is the legal document that governs the merger.

Structure of the Merger (Page 60)

Subject to the terms and conditions of the merger agreement, and in accordance with the Pennsylvania Banking Code of 1965, as amended, or the PBC, and the New York Banking Law, as amended, or the NYBL, at the completion of the merger, Akron will merge with and into CNB Bank, a wholly-owned subsidiary of CNB. CNB Bank will be the surviving corporation in the merger and will continue its corporate existence under the laws of the Commonwealth of Pennsylvania. Upon completion of the merger, the separate corporate existence of Akron will terminate.

Consideration to be Received in the Merger (Page 61)

Cash or Stock Consideration. The merger agreement provides that Akron shareholders will have the right, with respect to each of their shares of Akron common stock, to elect to receive, subject to proration as described below, either (i) $215.00 in cash, without interest, or (ii) 6.6729 shares of CNB common stock. You will have the opportunity to elect the form of consideration to be received for each of your shares, subject to proration and allocation procedures set forth in the merger agreement, which may result in your receiving a portion of the merger consideration in a form other than that which you elected.

The value of the stock consideration is dependent upon the value of CNB common stock and, therefore, will fluctuate with the market price of CNB common stock. Accordingly, any change in the price of CNB common stock prior to the merger will affect the market value of any stock consideration that Akron shareholders will receive as a result of the merger.

No fractional shares of CNB common stock will be issued to any holder of Akron common stock upon completion of the merger. For each fractional share that would otherwise be issued, CNB will pay each shareholder cash (without interest) in an amount equal to the fractional share interest to which such shareholder would otherwise be entitled multiplied by the average of the daily closing prices of CNB common stock during the regular session of CNB common stock on the NASDAQ Global Select Market for the ten consecutive trading days immediately preceding, but not including, the trading day prior to the closing date of the merger.

Election Procedures for Shareholders (Page 62)

If you own Akron common stock, you will soon receive under separate cover an election form that you may use to indicate whether your preference is to receive cash or shares of CNB common stock. The election deadline will be 5:00 p.m., New York City time, on March 17, 2020, the day prior to the date of the special meeting. To make an election, a holder must submit a properly completed election form and return it so that the form is actually received by American Stock Transfer & Trust Company, LLC at or before the election deadline in accordance with the instructions on the election form.

Non-Electing Akron Shareholders (Page 61)

Akron shareholders who make no election to receive cash or CNB common stock in the merger or who do not make a valid election will be deemed not to have made an election. Shareholders not making an election will be paid in CNB common stock.

Proration (Page 61)

The maximum number of shares of Akron common stock to be converted into cash consideration in the merger will be 25% of the outstanding shares of Akron common stock (including any shares for which dissenters’ rights are appropriately exercised but excluding shares of Akron common stock to be canceled in accordance with terms of the merger agreement). The remaining shares of Akron common stock will be converted into shares of CNB common stock. Therefore, elections are subject to certain proration and other provisions to preserve this requirement regarding the maximum number of shares of Akron common stock to be converted into cash in the merger.

If the Akron shareholders’ election and the number of shares of Akron common stock for which dissenters’ rights are appropriately exercised would result in more than 25% of the outstanding shares of Akron common stock (including any shares for which dissenters’ rights are appropriately exercised but excluding shares of Akron common stock to be canceled in accordance with terms of the merger agreement) being exchanged for cash, then all Akron shareholders who elected to receive stock consideration or who did not make an election will receive stock consideration, and all shareholders who have elected to receive cash consideration will receive the following:

•

a number of shares of CNB common stock (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares for which such shareholder made elections to receive the cash consideration and (ii) a fraction, the numerator of which is the amount by which (a) the sum of the number of shares for which all Akron shareholders made elections to receive cash consideration and the number of shares of Akron common stock for which dissenters’ rights are appropriately exercised exceeds (b) the maximum number of shares of Akron common stock to be converted into cash consideration, and the denominator of which is the number of shares for which elections were made to receive the cash consideration, and

•	the right to receive cash consideration for the remaining number of such shareholder’s shares.

If the Akron shareholders’ elections and the number of shares of Akron common stock for which dissenters’ rights are appropriately exercised would result in 25% or fewer of the outstanding shares of Akron common stock (including any shares for which dissenters’ rights are appropriately exercised but excluding shares of Akron common stock to be canceled in accordance with terms of the merger agreement) being exchanged for cash, then all Akron shareholders who elected to receive cash consideration will receive cash consideration and all Akron shareholders who elected to receive stock consideration or made no election will receive stock consideration.

Surrender of Stock Certificates (Page 62)

Following the effective time of the merger, owners of Akron common stock will receive under separate cover a letter of transmittal, together with instructions for the exchange of their Akron common stock certificates for the merger consideration. Upon surrendering your certificate(s) representing shares of Akron’s common stock, together with the signed letter of transmittal, you shall be entitled to receive, as applicable (i) certificate(s) representing a number of whole shares of CNB’s common stock determined in accordance with the exchange ratio, (ii) a check representing the amount of cash to which you shall have become entitled to, and (iii) a check representing the amount of cash in lieu of fractional shares.

Material U.S. Federal Income Tax Consequences of the Merger (Page 54)

The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. Therefore, for U.S. federal income tax purposes, as a result of the merger, it is expected that a U.S. holder of shares of Akron common stock generally will only recognize gain (but not loss) in an amount not to exceed the cash (if any) received as part of the merger consideration and will recognize gain or loss if such holder received its consideration solely in cash or with respect to any cash received in lieu of fractional shares of CNB common stock.

Akron shareholders are urged to read the discussion in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 54 and to consult their tax advisors for a full explanation of the tax consequences of the merger.

Recommendation of the Akron Board of Directors (Page 39)

After careful consideration of the various factors, including those set forth under the headings “The Merger—Akron’s Reasons for the Merger” and “The Merger—Recommendation of Akron’s Board of Directors” beginning on page 39, the Akron board of directors has determined that the merger agreement, the merger and the transactions contemplated by the merger agreement are advisable, fair to, and in the best interests of Akron and its shareholders. Accordingly, the Akron Board of Directors recommends that Akron shareholders vote:

•	“FOR” the proposal to approve the merger agreement; and

•	“FOR” the proposal to approve adjournments or postponements of the special meeting, if necessary, to permit further solicitation of proxies in favor of the foregoing proposal.

The merger is not conditioned on the proposal to approve adjournments or postponements of the special meeting.

Dissenters’ Appraisal Rights (Page 58)

Under New York law, you are entitled to dissenters’ rights of appraisal in connection with the merger, provided that you meet all of the conditions set forth in Section 6022 of the NYBL.

In particular, under New York law, appraisal rights are only available if, among other things, you are a record holder of shares as of the record date for the Akron special meeting, you do not vote your shares in favor of the proposal to approve the merger agreement at the Akron special meeting and you make a written demand upon Akron for the fair cash value of your shares of Akron common stock. If you are considering demanding payment of the fair cash value of your shares, you should note that the fair value of your shares determined under Section 6022 of the NYBL could be more than, the same as, or less than the consideration you would receive under the terms of the merger agreement if you did not demand payment of the fair value of your shares of Akron common stock.

To exercise appraisal rights, you must follow the strict procedures prescribed by Section 6022 of the New York Banking Law. For additional information, please see the section titled “The Merger—Dissenters’ Appraisal Rights” beginning on page 58. In addition, the full text of Section 6022 of the New York Banking Law is included as Annex B to this proxy statement/prospectus.

Opinion of Akron’s Financial Advisor (Page 39)

Piper Sandler & Co. (“Piper Sandler”) acted as financial advisor to Akron’s board of directors in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the December 18, 2019 meeting at which Akron’s board of directors considered the merger and the merger agreement, Piper Sandler delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on December 18, 2019, to the effect that, as of such date, the merger consideration was fair to the holders of Akron common stock from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Akron common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Piper Sandler’s opinion was directed to the board of directors of Akron in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of Akron as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger and the merger agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the merger consideration to the holders of Akron common stock and did not address the underlying business decision of Akron to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Akron or the effect of any other transaction in which Akron might engage.

Interests of Akron’s Directors and Executive Officers in the Merger (Page 52)

In considering Akron’s board of directors’ recommendation to vote in favor of the merger agreement proposal, you should be aware that Akron’s executive officers and directors have interests in the merger that may be different from, or in addition to, the interests of Akron shareholders generally. These interests include certain payments and benefits that may be provided to certain directors and executive officers of Akron, including (i) employment opportunities with the combined company, (ii) cash payments at closing pursuant to settlement agreements, (iii) cash payments pursuant to existing employment or severance agreements or (iv) continuation of indemnification and insurance coverage (for officers and directors) provided by CNB for a limited time after the merger. These interests also include the appointment, as of the effective time of the merger, of one officer or director of Akron (selected by CNB in consultation with Akron) to the Advisory Board of CNB Bank who will be paid a fee for each Advisory Board meeting attended in an amount consistent with the amount paid by CNB Bank to members of its currently existing Advisory Board. This per meeting amount is currently $450, paid in shares of CNB common stock.

As discussed in more detail in “The Merger—Interests of Akron Directors and Executive Officers in the Merger” beginning on page 52, the following table summarizes the interests of Akron’s directors and executive officers:

	Cash Payments under Settlement Agreements(1)	Cash Payments under Existing Agreements(2)
Anthony J. Delmonte, Jr	$—	$438,780
Kimberly Gromoll	$30,000	$—
Richard Johnson	$60,000	$—
Michelle Maloney	$75,000	$—
Stephen Mulé	$75,000	$—
Joseph M. Ondesko	$—	$169,950
Kristine K. Starke	$60,000	$—

(1)	This column sets forth the lump-sum cash amount (determined prior to reduction for applicable tax withholdings) to be paid to the following executives pursuant to the settlement agreements.
(2)	This column sets forth payments required to be paid to the following executives pursuant to existing employment or severance agreements.

After the closing of the merger between Akron and CNB Bank, it is expected that Anthony Delmonte will serve as Market Executive within CNB Bank’s BankOnBuffalo division.

Akron’s board of directors was aware of these interests and considered them, among other matters, when it approved the merger agreement and the merger and the other transactions contemplated thereby. For more information see “The Merger—Interests of Akron Directors and Executive Officers in the Merger” beginning on page 52.

CNB’s and CNB Bank’s Board of Directors After the Merger (Page 61)

The directors of CNB Bank immediately prior to the effective time of the merger will be the directors of CNB Bank immediately following the effective time of the merger.

No Solicitation of Alternative Transactions (Page 68)

The merger agreement restricts Akron’s ability to solicit or engage in discussions or negotiations with a third party regarding a proposal to acquire a significant interest in Akron. However, if Akron receives a bona fide unsolicited written acquisition proposal from a third party that is, or is reasonably likely to be, more favorable to Akron shareholders than the terms of the merger agreement, Akron may furnish nonpublic information to that third party and engage in negotiations regarding an acquisition proposal with that third party, subject to specified conditions in the merger agreement. In addition, while the Merger Agreement is in effect, the Akron board of directors may not:

•	modify, qualify, amend or withdraw its approval or recommendation of the merger agreement;

•	approve or recommend another acquisition proposal to its shareholders; or

•	cause Akron to enter into a letter of intent or definitive agreement with respect to an acquisition transaction or that requires Akron to abandon, terminate or fail to consummate the merger.

However, the Akron board of directors may modify, qualify, amend or withdraw its recommendation of the merger agreement if it determines in good faith, after consultation with counsel and a financial advisor, that a bona fide unsolicited written acquisition proposal is a superior proposal and, after consultation with counsel, that it is required to take such action to comply with its fiduciary duties to shareholders under applicable law. In that event, Akron must provide CNB with notice of such determination and cooperate and negotiate in good faith with CNB to adjust or modify the terms and conditions of the merger agreement.

Conditions to Completion of the Merger (Page 73)

As more fully described in this proxy statement/prospectus and the merger agreement, the completion of the merger depends on a number of conditions being satisfied or waived, including:

•	two-thirds of the Akron shareholders must approve the merger agreement;

•

CNB and Akron must have obtained all regulatory approvals required to consummate the transactions contemplated by the merger agreement, all related statutory waiting periods must have expired, and none of the regulatory approvals shall have imposed any term, condition or restriction that would prohibit or materially limit the ownership or operation by Akron or CNB of all or any material portion of the business or assets of Akron or CNB, or compel CNB to dispose of or hold separate all or any material portion of the business or assets of Akron or CNB, which we refer to in this proxy statement/prospectus as a burdensome condition;

•	the registration statement must be effective;

•

the absence of any order, decree or injunction in effect, or any law, statute or regulation enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal the consummation of the transactions contemplated by the merger agreement;

•	CNB and Akron must each receive a legal opinion from their respective counsel regarding treatment of the merger as a “reorganization” for federal income tax purposes;

•	the representations and warranties of each of CNB and Akron in the merger agreement must be accurate, subject to exceptions that would not have a material adverse effect; and

•	CNB and Akron must each have performed in all material respects all obligations required to be performed by it.

Termination of the Merger Agreement (Page 75)

CNB and Akron can mutually agree to terminate the merger agreement before the merger has been completed, and either company can terminate the merger agreement if:

•

the merger is not consummated by September 30, 2020, unless the terminating party’s failure to comply with the merger agreement was the cause of the failure of the merger to occur on or before this date;

•

the other party materially breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), and the breach cannot be or has not been cured within 30 days of written notice of the breach and such breach would entitle the non-breaching party not to consummate the transactions contemplated by the merger agreement;

•

any regulatory approval required for consummation of the merger and the other transactions contemplated by the merger agreement has been denied by final nonappealable action of any regulatory authority, or any governmental authority has issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting the transactions contemplated by the merger agreement, provided that the terminating party has used its reasonable best efforts to have the order, injunction or decree lifted; or

•	the required approval of the merger agreement by the Akron shareholders is not obtained.

In addition, CNB may terminate the merger agreement if:

•	the Akron board of directors:

•

withdraws, qualifies, amends, modifies or withholds its recommendation to the Akron shareholders to vote in favor of the merger agreement or makes any statement, filing or release that is inconsistent with the recommendation;

•	materially breaches its obligation to call, give notice of and commence the special meeting;

•	approves or recommends another acquisition proposal;

•	fails to publicly recommend against a publicly announced acquisition proposal within five business days of being requested to do so by CNB;

•

fails to publicly reconfirm its recommendation to its shareholders to vote in favor of the merger agreement within five business days of being requested to do so by CNB, except during a period in which the Akron board of directors is evaluating an acquisition proposal to comply with its fiduciary duties to Akron shareholders under applicable law; or

•	resolves or otherwise determines to take, or announces an intention to take, any of the actions listed above; or

•	Akron breaches in any material respect the provisions in the merger agreement prohibiting the solicitation of other offers.

In addition, Akron has the right to terminate the merger agreement if the average closing price of CNB common stock for a specified period prior to closing is less than $25.77 and CNB common stock underperforms a specified peer-group index by more than 20%. However, CNB will have the option to increase the amount of CNB common stock to be provided to Akron shareholders, in which case no termination will occur.

Termination Fee (Page 76)

Akron has agreed to pay to CNB a termination fee of $2.5 million if:

•	CNB terminates the merger agreement as a result of the Akron board of directors:

•

withdrawing, qualifying, amending, modifying or withholding its recommendation to the Akron shareholders to vote in favor of the merger agreement or making any statement, filing or release that is inconsistent with the recommendation;

•	materially breaching its obligation to call, give notice of and commence the special meeting;

•	approving or recommending another acquisition proposal;

•	failing to publicly recommend against a publicly announced acquisition proposal within five business days of being requested to do so by CNB;

•	failing to publicly reconfirm its recommendation to its shareholders to vote in favor of the merger agreement within five business days of being requested to do so by CNB; or

•	resolving or otherwise determining to take, or announcing an intention to take, any of the actions listed above; or

•	CNB terminates the merger agreement as a result of a material breach by Akron of the provisions in the merger agreement prohibiting the solicitation of other offers.

Akron has further agreed to pay to CNB a termination fee of $2.5 million if:

•	CNB or Akron terminates the merger agreement as a result of a breach by Akron of any of its representations, warranties, covenants or agreements contained in the merger agreement and:

•

the failure of two-thirds of the Akron shareholders to approve the merger agreement, or the merger not having been consummated by September 30, 2020, due to the failure of Akron shareholders to approve the merger agreement, and an acquisition proposal with respect to Akron has been publicly announced, disclosed or otherwise communicated to the Akron board of directors or senior management of Akron prior to September 30, 2020, or prior to the special meeting, as applicable; and

•

within 12 months of termination of the merger agreement, Akron recommends to its shareholders another acquisition proposal or enters into a definitive agreement with respect to, or consummates, another acquisition transaction; or

Akron has also agreed to pay to CNB a termination fee of $2.5 million if:

•	CNB terminates the merger agreement as a result of:

•

an acquisition proposal with respect to Akron has been publicly announced, disclosed or otherwise communicated to the Akron board of directors or senior management of Akron prior to such breach or during the related cure period; and

•

within 12 months of termination of the merger agreement, Akron recommends to its shareholders an acquisition proposal or enters into a definitive agreement with respect to, or consummates, an acquisition transaction.

CNB has agreed to pay to Akron a termination fee of $1.25 million if:

•

CNB or Akron terminates the merger agreement as a result of the merger not having been consummated by September 30, 2020, unless the terminating party’s failure to comply with the merger agreement was the cause of the failure of the merger to occur on or before this date; and

•	all regulatory approvals required for consummation of the merger and the other transactions contemplated by the merger agreement have not been obtained.

Waiver or Amendment of Merger Agreement Provisions (Page 77)

At any time prior to the completion of the merger, a provision of the merger agreement may be waived by the party intended to benefit by the provision, or may be amended or modified by a written action taken or authorized by the parties’ respective boards of directors. However, after the approval of the merger agreement by two-thirds of the Akron shareholders, no amendment will be made which by law requires further approval by Akron shareholders without such further approval.

Regulatory Approvals Required for the Merger (Page 57)

Approval by the Federal Deposit Insurance Corporation, or FDIC, and the Pennsylvania Department of Banking and Securities, or PADOBS, is required prior to the merger of Akron into CNB Bank. The United States Department of Justice is able to provide input into the approval process of federal banking agencies to challenge any approval on antitrust grounds. CNB and Akron cannot predict, however, whether or when the required regulatory approvals will be obtained or whether any such approvals will impose any burdensome condition upon CNB or CNB Bank.

Accounting Treatment of the Merger (Page 58)

The merger will be accounted for using the purchase method of accounting with CNB treated as the acquiror. Under this method of accounting, Akron’s assets and liabilities will be recorded by CNB at their respective fair values as of the closing date of the merger and added to those of CNB. The excess of purchase price over the net fair values of Akron’s assets and liabilities will be recorded as goodwill. The excess of the fair value of Akron’s net assets over the purchase price, if any, will be recognized in earnings by CNB on the closing date of the merger.

Listing of CNB Common Stock to be Issued in the Merger

CNB’s common stock is quoted on the NASDAQ Global Select Market under the trading symbol “CCNE.”

Differences Between Rights of CNB and Akron Shareholders (Page 79)

CNB is a Pennsylvania corporation and Akron is a New York-chartered bank. The CNB articles of incorporation and by-laws contain provisions that are different from the Akron organization certificate and by-laws. Upon completion of the merger, Akron shareholders who receive stock consideration in the merger will become shareholders of CNB, and their rights will be governed by the Pennsylvania Banking Code of 1965, as amended, and CNB’s articles of incorporation and by-laws. No change to CNB’s articles of incorporation or by-laws will be made as a result of the completion of the merger. For a discussion of certain differences among the rights of CNB shareholders and Akron shareholders, see “Comparison of Shareholder Rights” beginning on page 79.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the caption “Information Regarding Forward-Looking Statements” on page 26, you should carefully consider the following risk factors in deciding whether to vote for approval of the merger agreement.

The value of the merger consideration will vary with changes in CNB’s stock price.

Upon completion of the merger, each share of Akron common stock, other than dissenting shares, will be converted into the right to receive merger consideration consisting of, at the option of the holder of such share, either cash or shares of CNB common stock. Because the per share stock consideration is fixed at 6.6729 shares of CNB common stock, the market value of the CNB common stock to be issued in the merger will depend upon the market price of CNB common stock. This market price may vary from the closing price of CNB common stock on the date the merger was announced, on the date that this proxy statement/prospectus was mailed to Akron shareholders and on the date of the Akron special meeting. Accordingly, Akron shareholders who elect to receive stock consideration will not necessarily know or be able to calculate the value of the stock consideration they would be entitled to receive upon completion of the merger.

The market price of CNB common stock after the merger may be affected by factors different from those affecting the shares of CNB or Akron currently.

The businesses of CNB and Akron differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations and market prices of common stock of each of CNB and Akron. For a discussion of the businesses of CNB and Akron and, in the case of CNB, of certain factors to consider in connection with those businesses, see “Information About the Companies” beginning on page 28 and the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 88.

Akron shareholders may receive a form of consideration different from what they elect.

While each Akron shareholder may elect to receive cash or CNB common stock in the merger, no more than 25% of Akron common stock outstanding at the completion of the merger will be converted into cash. Therefore, if Akron shareholders elect more cash than is available under the merger agreement, their elections will be prorated to permit 75% of Akron common stock outstanding at the completion of the merger to be converted into CNB common stock. As a result, your ability to receive cash in accordance with your election may depend on the elections of other Akron shareholders.

The merger agreement may not be completed if certain conditions to the merger are not satisfied or waived or if the merger agreement is terminated by the parties in accordance with its terms.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include:

•	approval of the merger agreement by two-thirds of the Akron shareholders;

•	the receipt of required regulatory approvals;

•	absence of orders prohibiting the completion of the merger;

•	effectiveness of the registration statement of which this proxy statement/prospectus is a part;

•	the continued accuracy of the representations and warranties by both parties and the performance by both parties of their covenants and agreements; and

•	the receipt by both parties of legal opinions from their respective tax counsels.

In addition, Akron has the right to terminate the merger agreement if the average closing price of CNB common stock for a specified period prior to closing is less than $25.77 and CNB common stock underperforms a specified peer-group index by more than 20%. However, CNB will have the option to increase the amount of CNB common stock to be provided to Akron shareholders, in which case no termination will occur. See the section of this proxy statement/prospectus titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 75 for a more complete discussion of the circumstances under which the merger agreement could be terminated.

The need for regulatory approvals may delay the date of completion of the merger or may diminish the benefits of the merger.

Before the merger may be completed, various approvals or consents must be obtained from state and federal governmental authorities, including the FDIC and the PADOBS. Satisfying any requirements of these regulatory agencies may delay the date of completion of the merger. In addition, it is possible that, among other things, restrictions on the combined operations of the two companies, including divestitures, may be sought by governmental agencies as a condition to obtaining the required regulatory approvals. Any regulatory restriction may diminish the benefits of the merger to CNB. CNB is not required to complete the merger if a governmental agency, as part of its authorization or approval, imposes any term, condition or restriction upon CNB or its subsidiaries that, in CNB’s reasonable determination, would prohibit or materially limit the ownership or operation by CNB of any material portion of Akron’s or CNB’s business or assets, or that would compel CNB to dispose or hold separate any material portion of Akron’s or CNB’s assets.

If the merger is not completed, Akron will have incurred substantial expenses without its shareholders realizing the expected benefits.

Akron has incurred substantial expenses in connection with the transactions described in this proxy statement/prospectus. If the merger is not completed, Akron expects that it will have incurred approximately $400,000.00 in merger-related expenses, excluding any termination fee that may be due to CNB under the merger agreement. See the section of this proxy statement/prospectus titled “The Merger Agreement–Termination Fee” beginning on page 76 for a discussion of the termination fee. These expenses would likely have a material adverse impact on the operating results of Akron because it would not have realized the expected benefits of the merger. There can be no assurance that the merger will be completed.

Akron’s directors and executive officers have financial interests in the merger that may be different from, or in addition to, the interests of Akron shareholders.

In considering the information contained in this proxy statement/prospectus, you should be aware that Akron’s executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of Akron shareholders generally. These interests include, among other things:

•	the right to receive payments under certain settlement agreements;

•	the right to continued indemnification and liability insurance coverage by CNB after the merger for acts or omissions occurring before the merger; and

•	in the case of one officer or director of Akron, a seat on the Advisory Board of CNB Bank, and any related compensation for such services, if applicable.

•	in the case of Anthony J. Delmonte, Jr., a position as Market Executive within CNB’s BankOnBuffalo division.

Akron will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees, suppliers and customers may have an adverse effect on Akron. These uncertainties may impair Akron’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers, suppliers and others who deal with Akron to seek to change existing business relationships with Akron. Akron employee retention and recruitment may be particularly challenging prior to the effective time of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company.

The pursuit of the merger and the preparation for the integration may place a significant burden on management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could affect the financial results of Akron and, following the merger, the combined company. In addition, the merger agreement requires that Akron operate in the ordinary course of business consistent with past practice and restricts Akron from taking certain actions prior to the effective time of the merger or termination of the merger agreement without the prior written consent of CNB. These restrictions may prevent Akron from pursuing attractive business opportunities that may arise prior to the completion of the merger.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Akron.

Until the completion of the merger, Akron is prohibited from soliciting, initiating, encouraging, or with some exceptions, considering any inquiries or proposals that may lead to a proposal or offer for a merger or other business combination transaction with any person other than CNB. In addition, Akron has agreed to pay a termination fee of $2.5 million to CNB in specified circumstances. These provisions could discourage other companies from trying to acquire Akron even though those other companies might be willing to offer greater value to Akron shareholders than CNB has offered in the merger. The payment of the termination fee also could have a material adverse effect on Akron’s results of operations.

The fairness opinion obtained by Akron from its financial advisor will not reflect changes in circumstances subsequent to the date of the fairness opinion.

Piper Sandler, Akron’s financial advisor in connection with the proposed merger, orally delivered to the board of directors of Akron its opinion, which was subsequently confirmed in writing, dated as of December 18, 2019, to the effect that, as of such date and based upon and subject to the factors, qualifications and assumptions set forth therein, the merger consideration set forth in the merger agreement was fair to the holders of Akron common stock from a financial point of view. Because Akron does not currently anticipate asking Piper Sandler to update its opinion, the opinion will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed. Accordingly, the opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of CNB or Akron, changes in general market and economic conditions or regulatory or other factors which may be beyond the control of CNB and Akron. Any such changes, or changes in other factors on which the opinion was based, may materially alter or affect the relative values of CNB or Akron.

CNB may fail to realize the anticipated benefits of the merger.

The success of the merger will depend on, among other things, CNB’s ability to realize anticipated cost savings and to combine the businesses of CNB and Akron in a manner that does not materially disrupt the existing customer relationships of Akron nor result in decreased revenues from any loss of customers. The success of the merger will also depend upon the integration of employees, systems, operating procedures and information technologies, as well as the retention of key employees. Additionally, the success of the merger is to an extent dependent upon Akron customers choosing to continue their relationships with the combined company following the consummation of the transaction, despite that the Akron franchise will no longer be locally owned. If CNB is not able to successfully achieve its objectives, or if Akron customers choose not to continue their relationships with the combined company, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

CNB and Akron have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of Akron’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of CNB to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger.

Unanticipated costs relating to the merger could reduce CNB’s future earnings per share.

CNB believes that it has reasonably estimated the likely costs of integrating the operations of CNB and Akron, and the incremental costs of operating as a combined company. However, it is possible that unexpected transaction costs such as taxes, fees or professional expenses or unexpected future operating expenses such as increased personnel costs or increased taxes, as well as other types of unanticipated adverse developments, could have a material adverse effect on the results of operations and financial condition of the combined company. If unexpected costs are incurred, the merger could have a dilutive effect on the combined company’s earnings per share. In other words, if the merger is completed, the earnings per share of CNB common stock could be less than they would have been if the merger had not been completed.

After the merger is completed, Akron shareholders will become CNB shareholders and will have different rights that may be less advantageous than their current rights.

Upon completion of the merger, Akron shareholders will become CNB shareholders. Differences in Akron’s organization certificate and by-laws and CNB’s articles of incorporation and by-laws will result in changes to the rights of Akron shareholders who become CNB shareholders. For more information, see “Comparison of Shareholder Rights,” beginning on page 79 of this document.

Both Akron and CNB shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management of the combined organization.

Akron shareholders currently have the right to vote in the election of the board of directors of Akron and on various other matters affecting Akron. After the merger, each Akron shareholder will hold a percentage ownership of the combined organization that is much smaller than such shareholder’s current percentage ownership of Akron. It is expected that the former shareholders of Akron as a group will receive shares in the merger constituting less than approximately 9% of the outstanding shares of CNB common stock immediately after the merger. Because of this, Akron’s shareholders will have significantly less influence on the management and policies of CNB than they now have on the management and policies of Akron. Additionally, CNB’s shareholders will have less influence on the management and policies of CNB than they now have on the management and policies of CNB.

The tax consequences of the merger to an Akron shareholder will be dependent upon the merger consideration received.

The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Therefore, for U.S. federal income tax purposes, as a result of the merger, it is expected that a U.S. holder of shares of Akron common stock generally will only recognize gain (but not loss) in an amount not to exceed the cash (if any) received as part of the merger consideration and will recognize gain or loss if such holder received the entirety of its consideration in cash or with respect to any cash received in lieu of fractional shares of CNB common stock.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF CNB FINANCIAL CORPORATION

The following tables set forth selected consolidated historical financial and other data of CNB for the periods and at the dates indicated. The information is derived in part from and should be read together with the audited consolidated financial statements and notes thereto of CNB incorporated by reference elsewhere in this proxy statement/prospectus. The information at and for the nine months ended September 30, 2019 and 2018 is unaudited. However, in the opinion of management of CNB, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data presented below for the nine months ended September 30, 2019 and 2018 are not necessarily indicative of the results that may be expected for future periods.

	Nine Months Ended September 30,		Year ended December 31,
(Dollars in thousands, except per share data)	2019	2018	2018	2017	2016	2015	2014
INTEREST AND DIVIDEND INCOME:
Loans including fees	$103,284	$85,817	$118,193	$97,005	$81,209	$71,814	$69,512
Securities:
Taxable	9,226	6,862	9,921	8,165	9,134	10,977	13,257
Tax-exempt	1,843	2,054	2,739	2,983	3,390	3,778	3,713
Dividends	767	793	1,017	721	582	609	400

Total interest and dividend income	115,120	95,526	131,870	108,874	94,315	87,178	86,882

INTEREST EXPENSE:
Deposits	21,586	11,423	17,228	9,312	8,470	8,498	8,300
Borrowed Funds	4,101	4,426	5,856	4,021	2,981	3,222	3,241
Subordinated Debentures	2,980	2,873	3,866	4,032	1,577	751	746

Total interest expense	28,667	18,722	26,950	17,365	13,028	12,471	12,287

NET INTEREST INCOME	86,453	76,804	104,920	91,509	81,287	74,707	74,595
PROVISION FOR LOAN LOSSES	5,212	4,631	6,072	6,655	4,149	2,560	3,840

Net interest income after provision for loan losses	81,241	72,173	98,848	84,854	77,138	72,147	70,755
NON-INTEREST INCOME	19,221	16,290	20,723	21,435	17,691	17,094	16,489
NON-INTEREST EXPENSES	64,603	59,336	79,342	70,037	67,118	58,752	54,856

INCOME BEFORE INCOME TAXES	35,859	29,127	40,229	36,252	27,711	30,489	32,388
INCOME TAX EXPENSE	6,262	4,353	6,510	12,392	7,171	8,292	9,314

NET INCOME	$29,597	$24,774	$33,719	$23,860	$20,540	$22,197	$23,074

PER SHARE DATA:
Basic	$1.94	$1.62	$2.21	$1.57	$1.42	$1.54	$1.60
Fully	1.94	1.62	2.21	1.57	1.42	1.54	1.60
Dividends declared	0.51	0.50	0.67	0.66	0.66	0.66	0.66
Book value per share at period end	19.55	16.64	$17.28	$15.98	14.64	14.01	13.09
AT END OF PERIOD:
Total assets	$3,541,170	$3,129,313	$3,221,521	$2,768,773	$2,573,821	$2,285,136	$2,189,213
Securities	538,955	531,221	524,649	416,859	500,693	550,619	690,225
Loans, net of unearned discount	2,749,502	2,386,955	2,474,557	2,145,959	1,873,536	1,577,798	1,355,289
Allowance for loan losses	20,207	22,510	19,704	19,693	16,330	16,737	17,373
Deposits	2,875,595	2,522,379	2,610,786	2,167,815	2,017,522	1,815,053	1,847,079
FHLB and other borrowings	248,101	252,422	245,117	257,359	237,004	220,515	111,695
Subordinated debentures	70,620	70,620	70,620	70,620	70,620	20,620	20,620
Shareholders’ equity	297,033	254,376	262,830	243,910	211,784	201,913	188,548
KEY RATIOS:
Return on average assets	1.18%	1.12%	1.12%	0.89%	0.85%	0.99%	1.07%
Return on average equity	14.14%	13.35%	13.46%	9.97%	9.69%	11.23%	12.76%
Loan to deposit ratio	95.62%	94.63%	94.78%	98.99%	92.86%	86.93%	73.37%
Dividend payout ratio	26.2%	30.9%	30.36%	42.31%	46.48%	42.87%	41.26%
Average equity to average assets ratio	8.39%	8.42%	8.33%	8.93%	8.76%	8.86%	8.37%

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF BANK OF AKRON

The following tables set forth selected consolidated historical financial and other data of Akron for the periods and at the dates indicated. The information at and for the nine months ended September 30, 2019 and 2018 is unaudited. However, in the opinion of management of Akron, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the results of operations for the unaudited periods have been made. The selected operating data presented below for the nine months ended September 30, 2019 and 2018 are not necessarily indicative of the results that may be expected for future periods.

	Nine Months Ended September 30,		Year ended December 31,
(Dollars in thousands, except per share data)	2019	2018	2018	2017	2016	2015	2014
INTEREST AND DIVIDEND INCOME:
Loans including fees	$11,679	$10,118	$13,728	$11,869	$10,556	$10,214	$9,559
Deposits with banks	174	52	77	72	19	10	11
Federal funds sold	—	—	—	—	—	—	—
Securities:
Taxable	676	501	719	520	417	396	442
Tax-exempt	207	314	393	561	672	756	812

Interest and Dividends on Securities
Total interest and dividend income	12,736	10,985	14,917	13,022	11,664	11,376	10,824

INTEREST EXPENSE:
Deposits	2,094	926	1,443	834	688	682	682
Borrowed Funds	194	168	252	89	45	41	27

Total interest expense	2,288	1,094	1,695	923	733	723	709

NET INTEREST INCOME	10,448	9,891	13,222	12,099	10,931	10,653	10,115
PROVISION FOR LOAN LOSSES	270	270	360	570	750	1,740	620

Net interest income after provision for loan losses	10,178	9,621	12,862	11,529	10,181	8,913	9,495
NON-INTEREST INCOME	2,231	1,296	1,660	1,440	1,592	1,894	1,943
NON-INTEREST EXPENSES	7,576	7,111	9,627	9,091	8,854	8,747	8,291

INCOME BEFORE INCOME TAXES	4,833	3,806	4,895	3,878	2,919	2,060	3,147
INCOME TAX EXPENSE	982	915	1,126	(729)	830	469	992

NET INCOME	$3,851	$2,891	$3,769	$4,607	$2,089	$1,591	$2,155

PER SHARE DATA:
Basic	$12.84	$9.64	$12.56	$15.36	$6.96	$5.30	$7.18
Fully	12.84	$9.64	$12.56	$15.36	$6.96	$5.30	$7.18
Dividends declared	2.10	2.10	3.10	2.10	2.70	2.60	3.00
Book value per share at period end	128.06	116.19	$116.54	$108.79	93.90	90.61	88.72
AT END OF PERIOD:
Total assets	$388,877	$338,962	$349,552	$321,286	$298,229	$273,532	$268,150
Securities	38,721	37,833	38,284	40,313	41,768	44,734	49,089
Loans, net of unearned discount	313,389	279,311	291,380	261,306	241,643	215,656	205,541
Allowance for loan losses	5,858	5,466	5,551	5,712	4,862	5,020	4,606
Deposits	339,733	288,703	299,093	277,704	256,852	239,889	229,788
FHLB and other borrowings	8,179	13,094	13,399	8,759	10,350	3,725	8,525
Subordinated debentures	—	—	—	—	—	—	—
Shareholders’ equity	38,419	34,858	34,961	32,637	28,169	27,184	26,617
KEY RATIOS:
Return on average assets	1.39%	1.17%	1.13%	1.47%	0.73%	0.58%	0.83%
Return on average equity	13.92%	11.45%	11.09%	15.76%	7.53%	5.88%	8.28%
Loan to deposit ratio	92.25%	96.75%	97.42%	94.10%	94.08%	89.90%	89.45%
Dividend payout ratio	16.36%	21.79%	24.67%	13.67%	38.77%	49.03%	41.76%
Average equity to average assets ratio	10.02%	10.22%	10.17%	9.34%	9.75%	9.88%	10.01%

COMPARATIVE MARKET PRICE DATA AND DIVIDEND INFORMATION

CNB common stock is listed and traded on the NASDAQ Global Select Market under the symbol “CCNE.” Akron is not listed on an exchange. Akron common stock is quoted on the Pink Open Markets under the symbol “BARK.” Although Akron common stock is quoted on the Pink Open Markets, the trading markets on the Pink Open Markets lack the depth, liquidity, and orderliness to maintain a liquid market. The Pink Open Markets prices are quotations, which reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not represent actual transactions.

The following table sets forth, for the calendar quarters indicated, in the case of CNB, the high and low sales prices per share of CNB, as reported on the NASDAQ Global Select Market, and, in the case of Akron, the high and low bid information as quoted on the Pink Open Markets for shares of Akron common stock. In addition, the table also sets forth the quarterly cash dividends per share declared by CNB and Akron with respect to their common stock. On February 7, 2020, the last practicable trading day prior to the date of this proxy statement/prospectus, there were 15,332,370 shares of CNB common stock outstanding and 300,000 shares of Akron common stock outstanding. As of December 31, 2019, CNB and Akron had approximately 4,032 and 152 shareholders of record, respectively. Such numbers of shareholders do not reflect the number of individuals or institutional investors holding stock in nominee name through banks, brokerage firms and others.

	CNB			Akron
For the calendar quarterly period ended:	High	Low	Dividends Declared	High	Low	Dividends Declared
2019
March 31, 2019	$29.16	$22.87	$0.17	$212.50	212.50	$0.70
June 30, 2019	$30.05	$24.40	$0.17	$185.00	185.00	$0.70
September 30, 2019	$30.54	$25.22	$0.17	$250.00	176.00	$0.70
December 31, 2019	$33.78	$27.38	$0.17	$263.00	177.00	$0.70
2018
March 31, 2018	$31.46	$25.25	$0.165	$70.00	$70.00	$0.70
June 30, 2018	$32.86	$28.00	$0.165	$70.00	$70.00	$0.70
September 30, 2018	$32.41	$28.41	$0.17	$70.00	$70.00	$0.70
December 31, 2018	$29.48	$21.43	$0.17	$212.50	210.00	$1.00
2017
March 31, 2017	$27.00	$22.55	$0.165	$70.00	$70.00	$0.70
June 30, 2017	$26.07	$20.91	$0.165	$70.00	$70.00	$0.40
September 30, 2017	$27.68	$23.50	$0.165	$70.00	$70.00	$0.50
December 31, 2017	$29.76	$25.92	$0.165	$70.00	$70.00	$0.50

The following table presents the last reported sale price of a share of CNB and last reported bid price of a share Akron common stock, as reported on the NASDAQ Global Select Market and the Pink Open Markets, respectively, on December 17, 2019, the last full trading day prior to the public announcement of the proposed merger, and on February 7, 2020, the last practicable trading day prior to the date of this proxy statement/prospectus. The following table also presents the equivalent per share value of the CNB common stock that Akron shareholders would receive for each share of their Akron common stock if the merger was completed on those dates:

	CNB Common Stock	Akron Common Stock	Equivalent Value Per Share of Akron Common Stock(1)
December 17, 2019	$33.07	$177.00	$220.67
February 7, 2020	$29.18	$215.00	$194.72

(1)	Calculated by multiplying the closing price of CNB common stock as of the specified date by the exchange ratio of 6.6729.

The market value of the CNB common stock to be issued in exchange for shares of Akron common stock upon the completion of the merger will not be known at the time of the Akron special meeting. The above tables show only historical comparisons. Because the market prices of CNB common stock and Akron common stock will likely fluctuate prior to the merger, these comparisons may not provide meaningful information to Akron shareholders in determining whether to approve the merger agreement. Akron shareholders are encouraged to obtain current market quotations for CNB common stock and Akron common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 88.

The holders of CNB common stock receive dividends as and when declared by CNB’s board of directors out of statutory surplus or from net profits. Following the completion of the merger, subject to approval and declaration by CNB’s board of directors, CNB expects to continue paying quarterly cash dividends on a basis consistent with past practice. The current annualized rate of distribution on a share of CNB common stock is $0.68 per share. However, the payment of dividends by CNB is subject to numerous factors, and no assurance can be given that CNB will pay dividends following the completion of the merger or that dividends will not be reduced in the future.

The merger agreement permits Akron to continue to pay regular quarterly cash dividends with record and payment dates consistent with past practice prior to completion of the merger.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus, including information included or incorporated by reference in this proxy statement/prospectus, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between CNB and Akron, including future financial and operating results and performance; statements about CNB’s and Akron’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of CNB’s and Akron’s managements and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of CNB and Akron. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	the failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all;

•	failure of the shareholders of Akron to approve the merger agreement;

•	the failure to obtain governmental approvals of the merger or the imposition of adverse regulatory conditions in connection with regulatory approvals of the merger;

•	disruptions to the parties’ businesses as a result of the announcement and pendency of the proposed merger;

•	costs or difficulties related to the integration of the business following the proposed merger;

•	the risk that the anticipated benefits, cost savings and any other savings from the transaction may not be fully realized or may take longer than expected to realize;

•	changes in general business, industry or economic conditions or competition;

•

changes in any applicable law, rule, regulation, policy, guideline or practice governing or affecting financial holding companies and their subsidiaries or with respect to tax or accounting principles or otherwise;

•	adverse changes or conditions in the capital and financial markets;

•	changes in interest rates or credit availability;

•	the inability to realize expected cost savings or achieve other anticipated benefits in connection with the proposed merger;

•	changes in the quality or composition of loan and investment portfolios;

•	adequacy of loan loss reserves and changes in loan default and charge-off rates;

•	increased competition and its effect on pricing, spending, third-party relationships and revenues;

•	loss of certain key officers;

•	continued relationships with major customers;

•	deposit attrition, necessitating increased borrowings to fund loans and investments;

•	rapidly changing technology;

•	unanticipated regulatory or judicial proceedings and liabilities and other costs;

•	changes in the cost of funds, demand for loan products or demand for financial services; and

•	other economic, competitive, governmental or technological factors affecting operations, markets, products, services and prices.

Additional factors that could cause CNB’s and Akron’s results to differ materially from those described in the forward-looking statements can be found in the section of this proxy statement/prospectus titled “Risk Factors” beginning on page 18 and CNB’s filings with the SEC, including CNB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this proxy statement/prospectus. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to CNB or Akron or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, CNB and Akron undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

INFORMATION ABOUT THE COMPANIES

CNB Financial Corporation

CNB Financial Corporation, or CNB, is a bank holding company and a financial holding company registered under the Bank Holding Company Act of 1956, as amended. It was incorporated under the laws of the Commonwealth of Pennsylvania in 1983 for the purpose of engaging in the business of a financial holding company. On April 26, 1984, CNB acquired all of the outstanding capital stock of County National Bank, a national banking chartered institution. In December 2006, County National Bank changed its name to CNB Bank, and became a state bank chartered in Pennsylvania and subject to regulation by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation.

In addition to CNB Bank, CNB has four other subsidiaries. CNB Securities Corporation is incorporated in Delaware and currently maintains investments in debt and equity securities. CNB Insurance Agency, incorporated in Pennsylvania, provides for the sale of nonproprietary annuities and other insurance products. CNB Risk Management, Inc. is a Delaware-based captive insurance company which insures against certain risks unique to the operations of CNB and its subsidiaries and for which insurance may not be currently available or economically feasible in today’s insurance marketplace. Holiday Financial Services Corporation, incorporated in Pennsylvania, offers small balance unsecured loans and secured loans, primarily collateralized by automobiles and equipment, to borrowers with higher risk characteristics.

CNB Bank

CNB Bank was incorporated in 1934 and is chartered in the Commonwealth of Pennsylvania. ERIEBANK, a division of CNB Bank, began operations in 2005. In October 2013, CNB acquired FC Banc Corp. and its subsidiary, Farmers Citizens Bank. CNB Bank currently operates seven branch locations as FCBank, a division of CNB Bank, with its headquarters in Worthington, Ohio. In July 2016, CNB acquired Lake National Bank of Mentor, Ohio. CNB Bank operates the two former Lake National Bank branch locations in Mentor, Ohio as part of the ERIEBANK division of CNB Bank.

BankOnBuffalo, a division of CNB Bank, began operations in November 2016 with the opening of a loan production office in Buffalo, New York.

CNB Bank has 42 full-service branch offices located in various communities in its market area. CNB Bank’s primary market area includes the Pennsylvania counties of Blair, Cambria, Cameron, Centre, Clearfield, Crawford, Elk, Indiana, Jefferson, and McKean. ERIEBANK, a division of CNB Bank, operates in the Pennsylvania counties of Crawford, Erie, and Warren and the Ohio counties of Ashtabula, Cuyahoga, and Lake. FCBank, a division of CNB Bank, operates in the Ohio counties of Crawford, Richland, Ashland, Wayne, Marion, Morrow, Knox, Delaware, and Franklin. BankOnBuffalo, a division of CNB Bank, operates in Erie and Niagara counties, New York.

CNB Bank is a full-service bank engaging in a full range of banking activities and services for individual, business, governmental and institutional customers. These activities and services principally include checking, savings, and time deposit accounts; real estate, commercial, industrial, residential and consumer loans; and a variety of other specialized financial services. CNB Bank’s Private Client Solutions division offers a full range of client services, including private banking and wealth and asset management.

At September 30, 2019, CNB had $3.5 billion in assets, $2.9 billion in deposits and $297.0 million in shareholders’ equity.

CNB’s principal executive offices are located at 1 South Second Street, P.O. Box 42, Clearfield, Pennsylvania 16830, its phone number is (814) 765-9621 and its website is www.bankcnb.com. Information that is included in CNB’s website does not constitute part of this proxy statement/prospectus.

Bank of Akron

Bank of Akron in a New York state chartered community bank with six (6) branches, founded in 1900 as the Wickware National Bank of Akon. Akron changed its name to Bank of Akron in 1919 and then converted to a state charter in 1927. Akron currently operates branches in Akron, Clarence, Clarence Center, Lancaster and Wilson.

At September 30, 2019, Akron had $388.9 million in assets, $339.7 million in deposits and $38.4 million in shareholders’ equity.

Security Ownership of Certain Beneficial Owners and Management

The table below provides certain information about beneficial ownership of Akron common stock as of December 31, 2019. The table shows information for (i) each of Akron’s directors, (ii) each of Akron’s executive officers, (iii) all of Akron’s directors and executive officers as a group, and (iv) each person, or group of affiliated persons, who is known to Akron to beneficially own more than 5% of Akron’s common stock.

Except as otherwise noted, the persons or entities in the below tables have sole voting and investing power with respect to all shares of common stock beneficially owned by them, subject to community property laws, where applicable. Unless otherwise indicated, the address for each of the shareholders in the table below is c/o Bank of Akron, P.O. Box 358, Akron, NY 14001.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Directors:
Stephen Forrestel	7,935	2.65%
E. Peter Forrestel, II	23,195	7.73%
Timothy M. Creenan	50	*
Anthony J. Delmonte, Jr.(1)	115	*
Richard E. Forrestel, Jr.	15,343	5.11%
Alan C. Foss	1,000	*
Charles E. Keppler, Jr.	9,765	3.26%
Brian T. Perry	50	*
Ameila F. Pierotti	30	*
Peter L. Randall	325	*
Edward F. Spink	5,565	1.86
Michael T. Whiting	100	*
Executive Officers:
Joseph M. Ondesko	0	*
Stephen Mulé	0	*
Michelle L. Maloney	0	*
Richard J. Johnson	0	*
Kristine K. Starke	0	*
All directors and executive officers as a group	63,473	21.16%

Other Shareholders:
Eugene P. Forrestel Family Trust #3	32,550	10.85%
Cede & Co(2)(3)	24,552	8.18%

*	Less than one percent
(1)	Also an Executive Officer.
(2)	Cede & Co. is the record holder. Akron is unable to determine the beneficial ownership of these shares of common stock, except for 8,923 shares, of which Thomas Spink is the beneficial owner.
(3)

Excludes 15,343 shares of common stock beneficially owned by Richard E. Forrestel, Jr. held in the name of Cede & Co. and 695 shares of common stock beneficially owned by E. Peter Forrestel, II held in the name of Cede & Co.

THE SPECIAL MEETING OF AKRON SHAREHOLDERS

This proxy statement/prospectus is being furnished to holders of Akron common stock for use at a special meeting of Akron’s shareholders and any adjournments or postponements thereof.

Date, Time and Place of the Special Meeting

The special meeting of shareholders of Akron will be held at Akron Village Hall, 21 Main Street, Akron, NY 14001, on March 18, 2020, at 10:00 a.m., local time.

Purpose of the Special Meeting

At the special meeting, Akron’s shareholders as of the record date will be asked to consider and vote on the following proposals:

1.

to approve the Agreement and Plan of Merger by and among CNB Financial Corporation, or CNB, CNB Bank, a wholly-owned subsidiary of CNB, and Akron, dated as of December 18, 2019, pursuant to which Akron will merge with and into CNB Bank with CNB Bank surviving; and

2.

to approve one or more adjournments of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting, or at any adjournment or postponement of that meeting, to approve the merger agreement.

Recommendation of the Akron Board of Directors

The Akron board of directors has approved the merger agreement and recommends that you vote your shares as follows:

•	“FOR” approval of the merger agreement; and

•	“FOR” the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies.

Record Date; Outstanding Shares; Shares Entitled to Vote

Only holders of record of Akron common stock at the close of business on the record date of February 6, 2020, are entitled to notice of and to vote at Akron’s special meeting. As of the record date, there were 300,000 shares of Akron common stock outstanding, held of record by shareholders. Each holder of Akron common stock is entitled to one vote for each share of Akron common stock owned as of the record date.

The list of shareholders entitled to vote at the special meeting will be available for review at the special meeting upon request by any Akron shareholder entitled to vote at the special meeting.

Quorum; Vote Required

A quorum of Akron shareholders is necessary to hold a valid meeting. If at least a majority of the total number of the outstanding shares of Akron common stock entitled to vote are represented in person or by proxy at the special meeting, a quorum will exist. Akron will include proxies marked as abstentions and broker non-votes in determining the number of shares present at the special meeting.

The affirmative vote, in person or represented by proxy, of the holders of two-thirds of the shares of Akron common stock outstanding and entitled to vote at the special meeting is required to approve the merger agreement. The affirmative vote of a majority of the votes cast, in person or represented by proxy, is required to approve the proposal to adjourn the special meeting.

Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the approval of the merger agreement, but will have no effect on the other proposal.

Share Ownership of Management; Voting Agreement

As of the record date, the directors and executive officers of Akron and their affiliates collectively owned 63,473 shares of Akron common stock, or approximately 21.16% of Akron’s outstanding shares. Each of the directors of Akron has entered into a voting agreement with CNB requiring each of them to vote all shares of Akron common stock owned by such director in favor of approval of the merger agreement. As of the record date, these directors held 63,473 shares of Akron common stock, which represented approximately 21.16% of the outstanding shares of Akron common stock.

When considering the Akron board of directors’ recommendation that you vote in favor of the approval of the merger agreement, you should be aware that the executive officers and directors of Akron have financial interests in the merger that may be different from, or in addition to, the interests of shareholders of Akron. See “The Merger—Interests of Akron’s Directors and Executive Officers in the Merger” beginning on page 52.

Voting of Proxies

If you are an Akron shareholder, the Akron board of directors requests that you return the proxy card accompanying this document for use at the Akron special meeting. Please complete, date and sign the proxy card and promptly return it in the enclosed postage-paid envelope.

All properly signed proxies received prior to the special meeting and not revoked before the vote at the special meeting will be voted at the special meeting according to the instructions indicated on the proxies or, if no instructions are given, the shares will be voted “FOR” approval of the merger agreement and “FOR” an adjournment of the special meeting to solicit additional proxies, if necessary.

If you have any questions concerning the merger, the other meeting matters or this proxy statement/prospectus or need assistance voting your shares, please contact Akron at the address or telephone number listed below:

Bank of Akron

P.O. Box 358

Akron, NY 14001

Attention: Jessica Brandi

(716) 542-5401

If you hold your shares of Akron common stock in “street name,” meaning in the name of a bank, broker or other nominee who is the record holder, you must either direct the record holder of your shares of Akron common stock how to vote your shares or obtain a proxy from the record holder to vote your shares in person at the special meeting.

If you fail to properly submit your proxy card or to instruct your broker, bank or other nominee to vote your shares of Akron common stock and you do not attend the special meeting and vote your shares in person, your shares will not be voted. This will have the same effect as a vote “AGAINST” approval of the merger agreement.

How to Revoke Your Proxy

If you are an Akron shareholder, you may revoke your proxy at any time by taking any of the following actions before your proxy is voted at the special meeting:

•	delivering a written notice bearing a date later than the date of your proxy card to the Secretary of Akron, stating that you revoke your proxy;

•	submitting a new signed proxy card bearing a later date (any earlier proxies will be revoked automatically); or

•	attending the special meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

You should send any notice of revocation to Jessica Brandi, Secretary, at the following address:

Bank of Akron

P.O. Box 358

Akron, NY 14001

If you have instructed a bank, broker or other nominee to vote your shares, you must follow the directions you receive from your bank, broker or other nominee to change your vote.

Voting in Person

If you are an Akron shareholder and plan to attend the Akron special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the special meeting, you must obtain a proxy from the broker, bank or other nominee in order to vote your shares.

Whether or not you plan to attend the special meeting, Akron requests that you complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope. This will not prevent you from voting in person at the special meeting but will assure that your vote is counted if you are unable to attend.

Abstentions and Broker Non-Votes

Only shares affirmatively voted for approval of the merger agreement, including shares represented by properly executed proxies that do not contain voting instructions, will be counted as votes “FOR” approval of the merger agreement and “FOR” approval of the proposal to adjourn the special meeting.

Brokers who hold shares of Akron common stock in street name for a customer who is the beneficial owner of those shares may not exercise voting authority on the customer’s shares with respect to the actions proposed in this document without specific instructions from the customer. Proxies submitted by a broker that do not exercise this voting authority are referred to as broker non-votes. If your broker holds your Akron stock in street name, your broker will vote your shares only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker with this document.

Accordingly, you are urged to mark and return the enclosed proxy card to indicate your vote, or fill out the voter instruction form, if applicable.

Abstentions and broker non-votes will be included in determining the presence of a quorum at the special meeting. Abstentions and broker non-votes will have the same effect as voting “AGAINST” the proposal to approve the merger agreement, but will have no effect on the other proposal.

Proxy Solicitation

If you are an Akron shareholder, the enclosed proxy is solicited by and on behalf of the Akron board of directors. Akron will pay the expenses of soliciting proxies to be voted at the special meeting, except that CNB has agreed to pay the costs of preparing, printing, filing and mailing this document, other than attorneys’ and accountants’

fees which will be paid by the party incurring the expense. Following the original mailing of the proxies and other soliciting materials, Akron and its agents also may solicit proxies by mail, telephone, facsimile or in person. No additional compensation will be paid to directors, officers or other employees of Akron for making these solicitations. Akron intends to reimburse persons who hold Akron common stock of record but not beneficially, such as brokers, custodians, nominees and fiduciaries, for their reasonable expenses in forwarding copies of proxies and other soliciting materials to, and requesting authority for the exercise of proxies from, the persons for whom they hold the shares.

This proxy statement/prospectus and the proxy card are first being sent to Akron shareholders on or about February 12, 2020.

Stock Certificates

If you are an Akron shareholder, you should not send in any certificates representing Akron common stock. Following the completion of the merger, you will receive separate instructions for the exchange of your certificates representing Akron common stock.

Proposal to Approve Adjournment of the Special Meeting

Akron is also submitting a proposal for consideration at the special meeting to authorize the named proxies to approve one or more adjournments of the special meeting if there are not sufficient votes to approve the merger agreement at the time of the special meeting. Even though a quorum may be present at the special meeting, it is possible that Akron may not have received sufficient votes to approve the merger agreement by the time of the special meeting. In that event, Akron would need to adjourn the special meeting in order to solicit additional proxies. The adjournment proposal relates only to an adjournment of the special meeting for purposes of soliciting additional proxies to obtain the requisite shareholder approval to approve the merger agreement. If the special meeting is adjourned, Akron is not required to give notice of the time and place of the adjourned meeting unless the board of directors fixes a new record date for the special meeting.

The proposal to approve one or more adjournments of the special meeting requires the affirmative vote of a majority of those present in person or by proxy and entitled to vote on the proposal. The Akron board of directors retains full authority to the extent set forth in Akron’s by-laws and New York law to adjourn the special meeting for any other purpose, or to postpone the special meeting before it is convened, without the consent of any Akron shareholders.

PROPOSAL I—THE MERGER

The following discussion contains material information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement and financial advisors’ opinions attached as annexes to this proxy statement/prospectus. We urge you to read carefully this entire proxy statement/prospectus, including the merger agreement and Akron’s financial advisor’s opinion attached as annexes to this proxy statement/prospectus, for a more complete understanding of the merger.

General

On December 18, 2019, the boards of directors of CNB, CNB Bank and Akron each approved the merger agreement. The merger agreement provides for the acquisition of Akron by CNB through a merger of Akron with and into CNB Bank, with CNB Bank as the surviving entity.

Upon completion of the merger, holders of Akron common stock (other than stock held by Akron or CNB) will be entitled to elect to receive, for each share of Akron common stock that is issued and outstanding, (i) $215.00 in cash, without interest, or (ii) 6.6729 shares of CNB common stock, subject to proration provisions described herein and set forth in the merger agreement.

See “The Merger Agreement,” beginning on page 60, for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

In an effort to better understand and address the current and future environment for community banking, the current and prospective opportunities for Akron in particular, and to plan for the future, the Akron board of directors has periodically consulted with financial and banking industry advisors. At a meeting of the Akron board of directors on November 15, 2017, the Akron board of directors invited representatives of Piper Sandler to discuss with the Akron board of directors the state of the community banking industry and the capital markets and to present strategic alternatives for Akron to increase shareholder value in light of the challenging business environment. Piper Sandler in its presentation to the Akron board of directors and the Akron management team discussed, among other things (i) an offering of Akron common stock in a dollar amount to permit significant future growth, (ii) a private investment in public equity transaction, (iii) a rights offering, and (iv) a merger or other similar transaction with a financial institution of similar or larger size. Piper Sandler’s presentation provided an overview of each of the strategic alternatives and their relative advantages and disadvantages.

After extensive discussion and consideration of the strategic alternatives available to Akron throughout 2017 and 2018, the Akron board of directors decided to request that Piper Sandler explore the possibility of a merger or other similar transaction with either a similarly-sized or larger financial institution. In September 2019, the Akron board of directors authorized Akron’s management to engage Piper Sandler as an independent financial advisor to assist Akron in connection with a possible business combination. In connection with this engagement, Piper Sandler identified 13 financial institutions based on their relative size, geographic proximity to Akron’s market and Piper Sandler’s knowledge of the banking industry in such markets. Piper Sandler assisted the Akron board of directors in preparing a confidential information memorandum (“CIM”) regarding Akron, which was submitted to each of the 10 financial institutions that executed a non-disclosure agreement. Each non-disclosure agreement contained customary confidentiality provisions and standstill provisions prohibiting such financial institutions from engaging in certain types of actions, including making an acquisition proposal with respect to Akron without Akron’s prior written consent. Piper Sander received expressions of interest from five of the ten financial institutions that were sent CIMs (including CNB) in late September 2019.

On October 16, 2019, the Akron board of directors held a regularly-scheduled meeting, with representatives of Hodgson Russ and Piper Sandler present. During this meeting, the Akron board of directors discussed the expressions of interest received. Following this discussion, two of the five expressions of interest were rejected, because among other reasons, they were not as financially favorable as the other three expressions of interest. The remaining three financial institutions, including CNB, were invited to submit second round offers.

Beginning approximately October 7, 2019, each of the three financial institutions invited to submit second round offers conducted additional due diligence reviews of Akron, which included access to a secure data room.

On November 7, 2019 and November 8, 2019, members of the CNB management team, along with representatives of Hogan Lovells US LLP, CNB’s legal counsel, or Hogan Lovells, and Griffin Financial Group, CNB’s financial advisor, or Griffin Financial, conducted management interviews and participated in diligence meetings with representatives of Akron.

On November 15, 2019, second round expressions of interest were received from each of the three financial institutions that were invited to submit second round offers.

The offer from CNB contemplated that CNB would acquire 100% of the outstanding shares of common stock of Akron at a price of $215.00 per share (for total consideration of approximately $64.5 million, representing a market premium of 168% of tangible book value as of September 30, 2019), with at least 75% of the consideration being paid to Akron’s shareholders in the form of shares of CNB common stock. The pro forma annualized cash dividend based on the then-current Akron dividend indicated an anticipated increase of 60% in projected dividends for Akron shareholders. Among other things, the indication of interest also provided for the merger of Akron into CNB Bank, with CNB Bank being the surviving entity, the appointment of a representative from Akron to the local advisory board of CNB Bank, and operation of Akron as part of CNB Bank’s BankOnBuffalo division.

The offer from the second financial institution, referred to herein as Company B, provided for the acquisition of 100% of the outstanding shares of common stock of Akron at a price of $213.00 per share (for total consideration of approximately $63.9 million, representing a market premium of 166% of tangible book value as of September 30, 2019), with 70-80% of the consideration being paid to Akron’s shareholders in the form of shares of Company B common stock. The indication of interest contemplated that Akron would be merged into Company B and that one of more members of the Akron board of directors would be appointed to the Company B board of directors.

The third offer, from a financial institution referred to herein as Company C, contemplated that Company C would acquire 100% of the outstanding shares of common stock of Akron at a price of $213.00 per share (for total consideration of approximately $63.9 million, representing a market premium of 166% of tangible book value as of September 30, 2019), with at least 65% of the consideration being paid to Akron’s shareholders in the form of shares of Company C common stock. Under the proposed transaction structure, Akron would merge into Company C as a wholly-owned banking subsidiary and representatives of Akron would be appointed to two seats on the Company C board of directors.

On November 20, 2019, the Akron board of directors held a regularly-scheduled meeting, with representatives of Piper Sandler present. During this meeting, the Akron board of directors discussed with representatives of Piper Sandler the non-binding indications of interest provided by CNB, Company B, and Company C. After the discussion, the Akron board of directors concluded that, based on the information presented, the CNB proposal was more attractive than Company B’s proposal and Company C’s proposal because, among other reasons, the CNB proposal provided greater consideration for Akron’s shareholders as well as potentially better future prospects for Akron shareholders that would become shareholders of CNB. Representatives of Piper Sandler informed the Akron board of directors that they believed the terms of the CNB proposal would be fair to Akron shareholders from a financial perspective and that Piper Sandler would be able to issue a fairness opinion with respect to the proposed merger. At the conclusion of the discussion, the Akron board of directors authorized management to execute the CNB non-binding indication of interest.

Following discussions between Anthony J. Delmonte, Jr., President and Chief Executive Officer of Akron and Joseph B. Bower, Jr., President and Chief Executive Officer of CNB, and Tito L. Lima, Executive Vice President and Chief Financial Officer of CNB, regarding these revisions and the agreement by CNB to a revised draft of the non-binding indication of interest, Akron accepted CNB’s non-binding indication of interest and Akron and its representatives were provided access to a secure virtual data room containing due diligence materials and non-public information about CNB.

Thereafter, and continuing throughout the negotiating process, CNB and representatives of CNB continued to conduct a due diligence review of Akron’s business, finances and operations. CNB made supplemental requests for due diligence materials, and representatives of the parties had numerous discussions with respect to matters raised in the course of the due diligence process.

On December 1, 2019, Hogan Lovells distributed an initial draft of the merger agreement to Akron’s legal advisor, Hodgson Russ, LLP, or Hodgson Russ. The proposed draft contemplated a merger of Akron with and into CNB Bank, with CNB Bank surviving the merger. The draft merger agreement provided for, among other things, customary no-shop and fiduciary out provisions and a termination fee payable by Akron under certain circumstances equal to $2,750,000.

On December 9, 2019, Hogan Lovells transmitted initial drafts of the voting agreement pursuant to which certain directors of Akron would agree to vote their shares of Akron common stock in favor of the proposed merger and certain other ancillary documents, including employment and settlement agreements, to Akron’s advisors.

Also on December 9, 2019, representatives of Akron conducted on-site “reverse due diligence” of CNB and CNB Bank. As part of its review, Akron reviewed various CNB and CNB Bank documents that were requested by Akron and met with CNB’s management to discuss CNB’s business, results of operations and prospects. Akron also reviewed CNB’s publicly-available documents previously filed with the Securities and Exchange Commission and discussed CNB’s relationships with its bank regulators.

On December 10, 2019, Hodgson Russ transmitted a revised draft of the merger agreement to Hogan Lovells. The revised draft provided for, among other things, a termination fee payable by Akron equal to $2,000,000.

On December 11, 2019, Hogan Lovells distributed a revised draft of the merger agreement to Hodgson Russ. The revised draft provided for, among other things, a termination fee payable by Akron equal to $2,750,000.

On December 15, 2019, Anthony J. Delmonte, Jr., President and Chief Executive Officer of Akron and Stephen Forrestal, Chairman of the Akron board of directors met telephonically with Messrs. Bower and Lima, with representatives of Hodgson Russ, Hogan Lovells, Piper Sandler present and Griffin Financial attending via telephone. During this meeting, the parties discussed matters relating to regulatory approval of the merger.

On December 17, 2019, Hodgson Russ distributed a revised draft of the merger agreement to Hogan Lovells. The revised draft provided for, among other things, a termination fee payable by Akron equal to $2,500,000 and a termination fee payable by CNB in the event the merger agreement is terminated due to the failure to obtain all required regulatory approvals for the merger equal to $2,000,000.

Later on December 17, 2019, Messrs. Bower and Delmonte met telephonically to discuss the terms of the merger agreement. During this meeting, Messrs. Bower and Delmonte agreed that the amount of the termination fee payable by CNB would be equal to $1,250,000 and the amount of the termination fee payable by Akron would be equal to $2,500,000.

Also on December 17, 2019, Hogan Lovells distributed to Hodgson Russ a revised draft of the merger agreement. The revised draft reflected the terms of the merger agreement agreed to by Messrs. Bower and Delmonte.

On December 18, 2019, the Akron board of directors held a regularly-scheduled meeting, with representatives of Piper Sandler and Hodgson Russ present, to review and consider the proposed merger with CNB. Copies of the merger agreement and related materials were distributed to the members of the Akron board of directors in advance of the meeting. At the meeting, members of Akron’s senior executive management, together with representatives of Piper Sandler and Hodgson Russ, discussed the status of negotiations with CNB and presented to the Akron board of directors the material terms of the merger agreement. Representatives of Piper Sandler provided Piper Sandler’s financial analysis of the proposed merger and rendered Piper Sandler’s opinion to the Akron board of directors to the effect that, as of December 18, 2019 and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion, as set forth therein, the merger consideration set forth in the merger agreement was fair to the holders of Akron common stock from a financial point of view. Following discussion and the presentation of Piper Sandler, the Akron board of directors, with the exception of one director, determined that the merger with CNB, in accordance with the terms and conditions of the merger agreement, was fair to, and in the best interests of, Akron and its shareholders, after which the directors adopted resolutions to approve the merger and the merger agreement and authorized management to execute and deliver the merger agreement, as well as take all other actions appropriate to perform Akron’s obligations under the merger agreement. Subject to the exercise of the Akron board of directors’ fiduciary duties and pursuant to the terms of the merger agreement, the Akron board of directors also resolved to recommend that the shareholders of Akron approve the merger and the merger agreement.

On December 18, 2019, the CNB board of directors held a special meeting, with representative of Griffin and Hogan Lovells present. During this meeting, the CNB board of directors reviewed and considered the proposed merger with Akron and the terms of the merger agreement. After discussion, the CNB board of directors approved the transaction and authorized CNB’s management to execute and deliver the merger agreement.

Following the meetings of the Akron board of directors and the CNB board of directors on December 18, 2019, the parties executed the merger agreement and related documents, and publicly announced the transaction in a press release.

Akron’s Reasons for the Merger

In reaching its decision to approve the merger agreement and related transactions, the Akron board of directors consulted with executive management, the board’s financial advisors, and its legal counsel and considered a number of factors, including, among others, the following, which are not presented in order of priority:

•	a combined Akron and CNB may create a company with sufficient size and scale to more efficiently compete in a highly-competitive industry;

•	the likelihood of a need for additional capital, and CNB’s access to capital to support future growth and address likely future regulatory requirements for the industry generally;

•	the combined company’s potential to increase shareholder value and to create opportunities for enhanced earnings and potential dividends;

•	increased liquidity for Akron’s shareholders resulting from the merger, and the fact that CNB’s common shares are traded on the NASDAQ Global Stock Market;

•	projected increased dividend payout levels;

•	the current and prospective business and economic environment in which Akron operates, including local and regional economic conditions;

•	the continuing consolidation in the financial services industry;

•	increased regulatory burdens on financial institutions;

•	the uncertainties in the regulatory and economic climate going forward;

•	the compatibility of Akron’s and CNB’s respective core philosophies and the similarities between the markets served by Akron and CNB;

•	the business, earnings, operations, financial condition, management, prospects, capital levels and asset quality of Akron;

•

the financial analysis prepared by Piper Sandler and the opinion of Piper Sandler to the effect that, as of the date thereof and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler as set forth therein, the merger consideration was fair, from a financial point of view, to the holders of Akron common stock;

•	the form and amount of merger consideration, and the ability of Akron’s shareholders to participate in the future performance of the combined company;

•

the belief by the Akron board of directors that CNB is a high-quality financial services company with a compatible business culture and shared approach to customer service and increasing shareholder value;

•	the belief of the Akron board of directors that CNB shares Akron’s commitment to supporting Akron’s local communities and developing the local economies;

•	CNB’s plan to retain many of Akron’s front-line employees, enabling Akron customers to continue to interact with the same people after the merger;

•	the increased lending opportunities in the communities served by Akron as a result of the combined banks’ increased lending limits;

•	economies of scale with respect to overhead and operating expenses of the combined company;

•	the effect of the merger on Akron’s employees, including the prospects for continued employment and the other benefits agreed to be provided by CNB to Akron’s employees; and

•	the effect of the merger on Akron’s customers and the communities in which they conduct business.

The Akron board of directors also considered a variety of potentially negative factors in its deliberations concerning the merger agreement and the merger, including the following, which are not presented in order of priority:

•	Akron would lose the autonomy associated with being an independent financial institution;

•	Akron’s customers may be hesitant to engage with a much larger financial institution;

•

the fact that, while Akron expects that the merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger agreement will be satisfied, including the risks that necessary regulatory or shareholder approvals might not be obtained and, as a result, the merger may not be consummated;

•

the risk that any potential benefits and synergies sought in the merger may not be realized or may not be realized within the expected time period, and the risks associated with the integration of the two companies;

•

the restrictions of the conduct of Akron’s business prior to the completion of the merger, which are customary for merger agreements such as the merger agreement between Akron and CNB, but which, subject to specific exceptions, could delay or prevent Akron from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Akron absent the pending completion of the merger;

•

the significant risks and costs involved in connection with entering into and completing the merger, of failing to complete the merger in a timely manner, or at all, including as a result of any failure to obtain required regulatory approvals, such as the risks and costs relating to diversion of management and employee attention, potential employee attrition, and the potential effect on business and customer relationships;

•

the fact that Akron would be prohibited from affirmatively soliciting acquisition proposals after execution of the merger agreement, and the possibility that the $2.5 million termination fee payable by Akron upon the termination of the merger agreement under certain circumstances could discourage other potential acquirers from making a competing bid to acquire Akron;

•	the possibility of litigation in connection with the merger;

•	the other risks described under the heading “Risk Factors” beginning on page 18; and

•

as Akron currently does not anticipate asking Piper Sandler to update its opinion, that the opinion will not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed.

During its consideration of the merger agreement, Akron’s board of directors was also aware that Akron officers and directors may have financial interests in the merger that are different from, or are in addition to, the interests of Akron shareholders and took those issues into consideration in negotiating the merger agreement. See “—Interests of Akron’s Directors and Executive Officers in the Merger,” beginning on page 52.

The foregoing discussion of the factors considered by the Akron board of directors is not intended to be exhaustive, but does set forth the principal factors considered by the board. Based on the factors described above, the Akron board of directors determined that the merger with CNB Bank would be advisable and in the best interests of Akron shareholders and approved the merger agreement and related transactions contemplated by the merger agreement and recommended approval of the proposed merger by Akron shareholders. In view of the wide variety and complexity of factors considered by the Akron board of directors in connection with its evaluation of the merger, the board of directors did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any factor, was favorable or unfavorable to the ultimate determination of the board. Rather, the Akron board of directors made its recommendation based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different individual factors.

Recommendation of the Akron Board of Directors

The Akron board of directors has approved the merger agreement and recommends that Akron’s shareholders vote “FOR” approval of the merger agreement.

Opinion of Akron’s Financial Advisor

Akron retained Piper Sandler to act as financial advisor to Akron’s board of directors in connection with Akron’s consideration of a possible business combination. Akron selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Piper Sandler acted as financial advisor to Akron’s board of directors in connection with the proposed transaction and participated in certain of the negotiations leading to the execution of the merger agreement. At the December 18, 2019 meeting at which Akron’s board of directors considered the merger and the merger agreement, Piper Sandler delivered to the board of directors its oral opinion, which was subsequently confirmed in writing on December 18, 2019, to the effect that, as of such date, the merger consideration was fair to the holders of Akron common stock from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Akron common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Piper Sandler’s opinion was directed to the board of directors of Akron in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of Akron as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger and the merger agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the merger consideration to the holders of Akron common stock and did not address the underlying business decision of Akron to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Akron or the effect of any other transaction in which Akron might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Akron or CNB, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.

In connection with its opinion, Piper Sandler reviewed and considered, among other things:

•	a draft of the merger agreement, dated December 18, 2019;

•	certain publicly available financial statements and other historical financial information of Akron that Piper Sandler deemed relevant;

•	certain publicly available financial statements and other historical financial information of CNB that Piper Sandler deemed relevant;

•

certain internal financial projections for Akron for the year ending December 31, 2019 as well as estimated long-term annual earnings per share and net income growth rates for the years ending December 31, 2020 through December 31, 2023 and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Akron;

•

publicly available median analyst earnings per share and dividends per share estimates for CNB for the years ending December 31, 2019 and December 31, 2020, as adjusted by the senior management of CNB and its representatives to provide for a capital raising transaction expected to be completed by CNB in the first quarter of 2020, as well as an estimated long-term annual earnings per share growth rate for the years ending December 31, 2021 through December 31, 2023 and estimated dividends per share for the years ending December 31, 2021 through December 31, 2023, as provided by the senior management of CNB and its representatives;

•

the pro forma financial impact of the merger on CNB based on certain assumptions relating to purchase accounting adjustments, transaction expenses and cost savings, as well as an estimated earnings per share growth rate for Akron for the years ending December 31, 2020 through December 31, 2023, as provided by the senior management of CNB;

•

the publicly reported historical price and trading activity for Akron common stock and CNB common stock, including a comparison of certain stock market information for Akron common stock and CNB common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•	a comparison of certain financial information for Akron and CNB with similar financial institutions for which information is publicly available;

•	the financial terms of certain recent business combinations in the bank and thrift industry (on a regional and nationwide basis), to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.

Piper Sandler also discussed with certain members of the senior management of Akron the business, financial condition, results of operations and prospects of Akron and held similar discussions with certain members of the management of CNB and its representatives regarding the business, financial condition, results of operations and prospects of CNB.

In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Piper Sandler from public sources, that was provided to Piper Sandler by Akron or CNB or their respective representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the respective managements of Akron and CNB that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. Piper Sandler was not asked to and did not undertake an independent verification of any of such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Akron or CNB or any of their respective subsidiaries, nor was Piper Sandler furnished with any such evaluations or appraisals. Piper Sandler rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Akron or CNB. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of Akron or CNB, or of the combined entity after the merger, and Piper Sandler did not review any individual credit files relating to Akron or CNB. Piper Sandler assumed, with Akron’s consent, that the respective allowances for loan losses for both Akron and CNB were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used certain internal financial projections for Akron for the year ending December 31, 2019 as well as estimated long-term annual earnings per share and net income growth rates for the years ending December 31, 2020 through December 31, 2023 and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Akron. In addition, Piper Sandler used publicly available median analyst earnings per share and dividends per share estimates for CNB for the years ending December 31, 2019 and December 31, 2020, as adjusted by the senior management of CNB and its representatives to provide for a capital raising transaction expected to be completed by CNB in the first quarter of 2020, as well as an estimated long-term annual earnings per share growth rate for the years ending December 31, 2021 through December 31, 2023 and estimated dividends per share for the years ending December 31, 2021 through December 31, 2023, as provided by the senior management of CNB and its representatives. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, transaction expenses and cost savings, as well as an estimated earnings per share growth rate for Akron for the years ending December 31, 2020 through December 31, 2023, as provided by the senior management of CNB. With respect to the foregoing information, the respective senior managements of Akron and CNB confirmed to Piper Sandler that such information reflected (or, in the case of the publicly available median analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of Akron and CNB, respectively, and the other matters covered thereby. Piper Sandler expressed no opinion as to such information, or the assumptions on which such information was based. Piper Sandler also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Akron or CNB since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analyses that Akron and CNB would remain as going concerns for all periods relevant to its analyses.

Piper Sandler also assumed, with Akron’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Akron, CNB, the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with Akron’s consent, Piper Sandler relied upon the advice that Akron received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Piper Sandler expressed no opinion as to any such matters.

Piper Sandler’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of Akron common stock or CNB common stock at any time or what the value of CNB common stock would be once it is actually received by the holders of Akron common stock.

In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to Akron’s board of directors, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to Akron or CNB and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of Akron and CNB and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the merger consideration to the holders of Akron common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Akron, CNB, and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to Akron’s board of directors at its December 18, 2019 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of Akron common stock or CNB common stock or the prices at which Akron common stock or CNB common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by Akron’s board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of Akron’s board of directors with respect to the fairness of the merger consideration.

Summary of Proposed Transaction Consideration and Implied Transaction Metrics.

Piper Sandler reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, at the effective time of the merger, each share of Akron common stock issued and outstanding immediately prior to the effective time of the merger, except for certain shares as set forth in the merger agreement, shall be converted into the right to receive the following, without interest: (i) for each share of Akron common stock with respect to which a cash election has been effectively made and not revoked or lost pursuant to the merger agreement, the right to receive cash from CNB in an amount equal to $215.00 (the “Cash Consideration”); or (ii) for each share of Akron common stock with respect to which a stock election has been effectively made and not revoked or lost pursuant to the merger agreement, the right to receive 6.6729 shares of CNB common stock (the “Stock Consideration”). The merger agreement provides, generally, that seventy-five percent (75%) of the total number of shares of Akron common stock shall be converted into the Stock Consideration and twenty-five percent (25%) of such shares of Akron common stock shall be converted into the Cash Consideration in accordance with the election, allocation and proration procedures set forth in the merger agreement. Piper Sandler calculated an aggregate implied transaction value of approximately $65.8 million and an implied purchase price per share of $219.28 consisting of the implied value of 300,000 shares of Akron common stock based on the closing price of CNB common stock on December 17, 2019. Based upon financial information for Bank of Akron as of or for the last twelve months (“LTM”) ended September 30, 2019 and the closing price of CNB common stock on December 17, 2019, Piper Sandler calculated the following implied transaction metrics:

Transaction Price / Akron September 30, 2019 Book Value per Share:	171%
Transaction Price / Akron September 30, 2019 Tangible Book Value per Share:	171%
Transaction Price / Akron LTM Earnings per Share:	13.9	x
Transaction Price / Akron LTM Core Earnings per Share(1):	17.3	x
Transaction Price / Akron 2019E Core Earnings per Share(2):	17.7	x
Tangible Book Premium / Core Deposits(3):	9.6%
Tangible Book Premium / Core Deposits(4):	8.4%
Market Premium as of December 17, 2019:	23.9%

1	Core LTM earnings per share (“EPS”) as defined by S&P Global Market Intelligence; Excludes $1.162 million of realized gain on securities
2	2019 Estimated EPS based on $3.7 million Core Net Income, as provided by Akron management
3	Core deposits defined as total deposits less time deposits with balances greater than $100,000
4	Core deposits defined as total deposits less time deposits with balances greater than $250,000

Stock Trading History.

Piper Sandler reviewed the publicly available historical reported trading prices of Akron common stock for the one-year period and CNB common stock for the one-year and three-year periods ended December 17, 2019. Piper Sandler then compared the relationship between the movements in the price of Akron common stock and

CNB common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.

Akron’s One-Year Stock Performance

	Beginning Value December 17, 2018	Ending Value December 17, 2019
Akron	100%	119.5%
Akron Peer Group	100%	105.7%
S&P 500 Index	100%	125.4%
NASDAQ Bank Index	100%	120.1%

CNB’s One-Year Stock Performance

	Beginning Value December 17, 2018	Ending Value December 17, 2019
CNB	100%	136.9%
CNB Peer Group	100%	118.7%
S&P 500 Index	100%	125.4%
NASDAQ Bank Index	100%	120.1%

CNB’s Three-Year Stock Performance

	Beginning Value December 17, 2016	Ending Value December 17, 2019
CNB	100%	122.8%
CNB Peer Group	100%	102.1%
S&P 500 Index	100%	141.4%
NASDAQ Bank Index	100%	105.9%

Comparable Company Analyses.

Piper Sandler used publicly available information to compare selected financial information for Akron with a group of financial institutions selected by Piper Sandler. The Akron peer group included publicly traded banks and thrifts headquartered in New York and Pennsylvania with total assets between $300 million and $500 million, but excluded targets of announced merger transactions, institutions with no then current share price, institutions without publicly available shares outstanding and institutions who were not profitable over the LTM period ended September 30, 2019 (the “Akron Peer Group”). The Akron Peer Group consisted of the following companies:

Commercial National Financial Corporation	Mifflinburg Bancorp, Inc.
Delhi Bank Corp.	Muncy Bank Financial, Inc.
ES Bancshares, Inc.	National Bank of Coxsackie
First Resource Bank	Peoples Limited
FSB Bancorp, Inc.	Susquehanna Community Financial, Inc.
Hamlin Bank and Trust Company	VSB Bancorp, Inc.
HV Bancorp, Inc.	Woodlands Financial Services Company
Mars Bancorp, Inc.	WVS Financial Corp.
Mauch Chunk Trust Financial Corp.

The analysis compared publicly available financial information for Akron with corresponding data for the Akron Peer Group as of or for the year ended September 30, 2019 (unless otherwise noted) with pricing data as of December 17, 2019. The table below sets forth the data for Akron and the median, mean, low and high data for the Akron Peer Group.

Akron Comparable Company Analysis

	Akron	Akron Peer Group Median	Akron Peer Group Mean	Akron Peer Group Low	Akron Peer Group High
Total assets ($mm)	389	403	396	305	493
Loans / Deposits (%)	92.2	76.7	79.2	48.3	119.6
Non-performing assets / Total assets[1] (%)	1.21	0.67	0.64	0.00	1.84
Tangible common equity/Tangible assets (%)	9.88	9.96	10.55	5.33	23.14
Tier 1 Leverage Ratio[2] (%)	9.73	9.28	10.25	7.41	20.55
Total RBC Ratio[3] (%)	13.19	15.93	17.47	11.63	28.88
CRE / Total RBC Ratio (%)	265.6	91.8	131.6	7.6	431.3
LTM Return on average assets (%)	1.30	0.85	0.79	0.00	1.29
LTM Return on average equity[4] (%)	13.00	8.09	7.99	0.02	12.91
LTM Net interest margin[5] (%)	3.96	3.24	3.21	2.07	3.93
LTM Efficiency ratio[4] (%)	66.46	68.60	70.77	48.97	97.21
Price/Tangible book value (%)	138	107	107	74	169
Price/LTM Earnings per share (x)	11.2	11.7	12.7	9.3	20.0
Current Dividend Yield (%)	1.6	2.5	2.1	0.0	5.0
Market value ($mm)	53	45	46	21	104

1	Regulatory bank level financial data used for Mifflinburg Bancorp, Inc. as of or for the period ended September 30, 2019
2	Regulatory bank level financial data used for Mifflinburg Bancorp, Inc., ES Bancshares, Inc., HV Bancorp, Inc. and FSB Bancorp, Inc. as of or for the period ended September 30, 2019
3	Regulatory bank level financial data used for Mifflinburg Bancorp, Inc., ES Bancshares, Inc., VSB Bancorp, Inc., HV Bancorp, Inc. and FSB Bancorp, Inc. as of or for the period ended September 30, 2019
4	Regulatory bank level financial data used for Susquehanna Community Financial, Inc. as of or for the period ended September 30, 2019
5	Regulatory bank level financial data used for Susquehanna Community Financial, Inc. and Mifflinburg Bancorp, Inc. as of or for the period ended September 30, 2019

Piper Sandler used publicly available information to perform a similar analysis for CNB by comparing selected financial information for CNB with a group of financial institutions selected by Piper Sandler. The CNB peer group included major exchange traded (NYSE, NYSEAM and NASDAQ) banks and thrifts headquartered in New York, Ohio or Pennsylvania, excluding those banks and thrifts headquartered in the New York-Newark-Jersey City, NY-NJ-PA MSA, with total assets between $1.0 billion and $10.0 billion, LTM return on average assets (“ROAA”) greater than 1.0% and tangible common equity to tangible assets (“TCE/TA”) less than 10.0%, but excluded targets of announced merger transactions (the “CNB Peer Group”). The CNB Peer Group consisted of the following companies:

ACNB Corporation	Middlefield Banc Corp.
Arrow Financial Corporation	NBT Bancorp Inc.
Bryn Mawr Bank Corporation	Park National Corporation
Evans Bancorp, Inc.	Penns Woods Bancorp, Inc.
Financial Institutions, Inc.	Peoples Bancorp Inc.
First Commonwealth Financial Corporation	S&T Bancorp, Inc.
First Defiance Financial Corp.	Tompkins Financial Corporation
Franklin Financial Services Corporation	Univest Financial Corporation

The analysis compared publicly available financial information for CNB with corresponding data for the CNB Peer Group as of or for the year ended September 30, 2019 (unless otherwise noted) with pricing data as of December 17, 2019. The table below sets forth the data for CNB and the median, mean, low and high data for the CNB Peer Group.

CNB Comparable Company Analysis

	CNB	CNB Peer Group Median	CNB Peer Group Mean	CNB Peer Group Low	CNB Peer Group High
Total assets ($mm)	3,541	4,364	4,597	1,281	9,661
Loans / Deposits (%)	95.6	91.1	92.8	80.8	103.6
Non-performing assets / Total assets[1] (%)	0.64	0.66	0.74	0.16	1.32
Tangible common equity/Tangible assets (%)	7.37	9.16	9.04	7.99	9.77
Tier 1 Leverage Ratio[2] (%)	7.95	10.01	9.80	8.46	10.91
Total RBC Ratio[2] (%)	12.61	13.37	13.70	11.55	15.80
CRE / Total RBC Ratio (%)	252.7	223.5	225.6	107.8	368.3
LTM Return on average assets (%)	1.17	1.27	1.26	1.01	1.52
LTM Return on average equity (%)	14.07	11.59	11.57	9.67	13.71
LTM Net interest margin (%)	3.69	3.69	3.63	3.09	3.99
LTM Efficiency ratio (%)	60.17	59.95	60.55	51.59	67.86
Price/Tangible book value (%)	195	186	185	141	243
Price/LTM Earnings per share (x)	13.1	13.4	13.5	10.8	17.5
Price/2019E Earnings per share (x)	13.1	13.4	13.7	11.7	17.6
Price/2020E Earnings per share (x)	12.0	13.1	13.5	11.0	17.4
Current Dividend Yield (%)	2.1	2.8	2.9	2.2	4.0
Market value ($mm)	501	659	799	165	1,804

1	Regulatory bank level financial data used for Evans Bancorp, Inc. as of or for the period ended September 30, 2019
2	Regulatory bank level financial data used for ACNB Corporation as of or for the period ended September 30, 2019

Analysis of Precedent Transactions.

Piper Sandler reviewed two groups of merger and acquisition transactions, including a regional and nationwide group. The regional group consisted of bank and thrift transactions with the target headquartered in the Mid-Atlantic region announced between January 1, 2019 and December 17, 2019 with target total assets between $100 million and $700 million, excluding transactions with no disclosed deal value (the “Regional Precedent Transactions”). The nationwide group consisted of bank and thrift transactions announced between January 1, 2019 and December 17, 2019 with target total assets between $250 million and $750 million with non-performing assets to assets (“NPAs/Assets”) greater than 0.75%, excluding transactions with no disclosed deal value and transactions with targets that were not profitable over the LTM period (the “Nationwide Precedent Transactions”).

The Regional Precedent Transactions group was composed of the following transactions:

Acquiror	Target
Fidelity D & D Bancorp, Inc.	MNB Corporation
Community Bank System, Inc.	Steuben Trust Corporation
Citizens Financial Services, Inc.	MidCoast Community Bancorp, Inc.
BV Financial, Inc. (MHC)	MB Bancorp, Inc.
Investors Bancorp, Inc.	Gold Coast Bancorp, Inc.
ACNB Corporation	Frederick County Bancorp, Inc.
1st Constitution Bancorp	Shore Community Bank
First Bank	Grand Bank, National Association
Community Bank System, Inc.	Kinderhook Bank Corp.

The Nationwide Precedent Transactions group was composed of the following transactions:

Acquiror	Target
Smart Financial, Inc.	Progressive Financial Group, Inc.
Reliant Bancorp, Inc.	First Advantage Bancorp
Centreville Bank	PB Bancorp, Inc.
First Community Bankshares, Inc.	Highlands Bankshares, Inc.
Farmers National Banc Corp.	Maple Leaf Financial, Inc.
Heartland Financial USA, Inc.	QCR Holdings, Inc.
First Guaranty Bancshares, Inc.	Union Bancshares, Incorporated
Wintrust Financial Corporation	SBC, Incorporated
Spirit of Texas Bancshares, Inc.	Kidd Partners, Ltd.
Carolina Financial Corporation	Carolina Trust BancShares, Inc.
Wintrust Financial Corporation	STC Bancshares Corp.
Blue Ridge Bankshares, Inc.	Virginia Community Bankshares, Inc.
Central Bancompany, Inc.	Liberty Bancorp, Inc.
Midland States Bancorp, Inc.	HomeStar Financial Group, Inc.

Using the latest publicly available information prior to the announcement of the relevant transaction, Piper Sandler reviewed the following transaction metrics: transaction price to LTM earnings per share, transaction price to tangible book value per share, core deposit premium, and 1-day market premium. Piper Sandler compared the indicated transaction metrics for the merger to the median, mean, low and high metrics of the Regional Precedent Transactions group as well as to the median, mean, low and high metrics of the Nationwide Precedent Transactions group.

	CNB/ Akron	Regional Precedent Transactions
		Median	Mean	Low	High
Transaction Price / LTM Earnings Per Share (x)	13.9 /17.3¹	17.1	18.6	12.2	27.8
Transaction Price / Tangible Book Value Per Share (%)	171	162	147	92	200
Tangible Book Value Premium to Core Deposits (%)	9.6² /8.4³	8.3	6.3	(2.8)	11.6
1-Day Market Premium (%)	23.9	30.5	35.5	(3.9)	97.1

	CNB/ Akron	Nationwide Precedent Transactions
		Median	Mean	Low	High
Transaction Price / LTM Earnings Per Share (x)	13.9 /17.3¹	21.7	18.7	7.1	27.0
Transaction Price / Tangible Book Value Per Share (%)	171	150	150	95	195
Tangible Book Value Premium to Core Deposits (%)	9.6² /8.4³	8.3	7.5	(0.0)	11.5
1-Day Market Premium (%)	23.9	36.3	41.9	22.5	73.2

1	Core LTM EPS as defined by S&P Global Market Intelligence; Excludes $1.162 million of realized gain on securities
2	Core deposits defined as total deposits less time deposits with balances greater than $100,000
3	Core deposits defined as total deposits less time deposits with balances greater than $250,000

Net Present Value Analyses.

Piper Sandler performed an analysis that estimated the net present value of Akron common stock assuming Akron performed in accordance with certain internal financial projections for Akron for the year ending December 31, 2019 as well as estimated long-term annual earnings per share and net income growth rates for the years ending December 31, 2020 through December 31, 2023 and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Akron. To approximate the terminal value of a share of Akron common stock at December 31, 2023, Piper Sandler applied price to 2023 earnings multiples ranging from 10.0x to 20.0x and multiples of December 31, 2023 tangible book value ranging from 100% to 150%. The terminal values were then discounted to present values using different discount rates ranging from 11.0% to 15.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Akron common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Akron common stock of $101.55 to $225.70 when applying multiples of earnings and $107.94 to $182.71 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
11.0%	$117.42	$139.08	$160.73	$182.39	$204.04	$225.70
12.0%	$113.17	$134.02	$154.86	$175.71	$196.55	$217.40
13.0%	$109.12	$129.19	$149.26	$169.34	$189.41	$209.48
14.0%	$105.25	$124.58	$143.92	$163.25	$182.58	$201.92
15.0%	$101.55	$120.18	$138.81	$157.44	$176.07	$194.70

Tangible Book Value Per Share Multiples

Discount Rate	100%	110%	120%	130%	140%	150%
11.0%	$124.86	$136.43	$148.00	$159.57	$171.14	$182.71
12.0%	$120.33	$131.47	$142.61	$153.75	$164.89	$176.03
13.0%	$116.01	$126.74	$137.46	$148.19	$158.92	$169.64
14.0%	$111.89	$122.22	$132.55	$142.88	$153.21	$163.54
15.0%	$107.94	$117.90	$127.85	$137.81	$147.76	$157.72

Piper Sandler also considered and discussed with Akron’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming Akron’s earnings varied from 20.0% above projections to 20.0% below projections. This analysis resulted in the following range of per share values for Akron’s common stock, applying the price to 2023 earnings multiples range of 10.0x to 20.0x referred to above and a discount rate of 12.99%.

Earnings Per Share Multiples

Annual Estimate Variance	10.0x	12.0x	14.0x	16.0x	18.0x	20.0x
(20.0%)	$89.08	$105.14	$121.21	$137.27	$153.33	$169.40
(10.0%)	$99.12	$117.19	$135.26	$153.33	$171.41	$189.48
0.0%	$109.16	$129/24	$149.32	$169.40	$189.48	$209.56
10.0%	$119.20	$141.29	$163.37	$185.46	$207.55	$229.64
20.0%	$129.24	$153.33	$177.43	$201.53	$225.62	$249.72

Piper Sandler also performed an analysis that estimated the net present value per share of CNB common stock, assuming CNB performed in accordance with publicly available median analyst earnings per share and dividends per share estimates for CNB for the years ending December 31, 2019 and December 31, 2020, as adjusted by the senior management of CNB and its representatives to provide for a capital raising transaction expected to be completed by CNB in the first quarter of 2020, as well as an estimated long-term annual earnings per share growth rate for the years ending December 31, 2021 through December 31, 2023 and estimated dividends per share for the years ending December 31, 2021 through December 31, 2023, as provided by the senior management of CNB and its representatives. To approximate the terminal value of a share of CNB common stock at December 31, 2023, Piper Sandler applied price to 2023 earnings multiples ranging from 10.0x to 17.5x and multiples of December 31, 2023 tangible book value ranging from 145% to 220%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 14.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of CNB common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of CNB common stock of $20.34 to $39.54 when applying multiples of earnings and $24.71 to $42.29 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	10.0x	11.5x	13.0x	14.5x	16.0x	17.5x
10.0%	$23.53	$26.73	$29.93	$33.14	$36.34	$39.54
11.0%	$22.68	$25.76	$28.84	$31.92	$35.00	$38.08
12.0%	$21.86	$24.83	$27.79	$30.76	$33.73	$36.69
13.0%	$21.08	$23.94	$26.80	$29.65	$32.51	$35.37
14.0%	$20.34	$23.09	$25.84	$28.59	$31.35	$34.10

Tangible Book Value Per Share Multiples

Discount Rate	145%	160%	175%	190%	205%	220%
10.0%	$28.61	$31.35	$34.08	$36.82	$39.55	$42.29
11.0%	$27.57	$30.20	$32.83	$35.46	$38.09	$40.72
12.0%	$26.57	$29.10	$31.63	$34.17	$36.70	$39.23
13.0%	$25.62	$28.06	$30.49	$32.93	$35.37	$37.81
14.0%	$24.71	$27.06	$29.41	$31.75	$34.10	$36.45

Piper Sandler also considered and discussed with Akron’s board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming CNB’s earnings varied from 20.0% above estimates to 20.0% below estimates. This analysis resulted in the following range of per share values for CNB common stock, applying the price to 2023 earnings multiples range of 10.0x to 17.5x referred to above and a discount rate of 12.99%.

Earnings Per Share Multiples

Annual Estimate Variance	10.0x	11.5x	13.0x	14.5x	16.0x	17.5x
(20.0%)	$17.28	$19.57	$21.85	$24.14	$26.42	$28.71
(10.0%)	$19.18	$21.76	$24.33	$26.90	$29.47	$32.04
0.0%	$21.09	$23.95	$26.81	$29.66	$32.52	$35.38
10.0%	$23.00	$26.14	$29.28	$32.43	$35.57	$38.71
20.0%	$24.90	$28.33	$31.76	$35.19	$38.62	$42.05

Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Transaction Analysis.

Piper Sandler analyzed certain potential pro forma effects of the merger on CNB assuming the transaction closes on June 30, 2020. Piper Sandler also utilized the following information and assumptions: (a) certain internal financial projections for Akron for the year ending December 31, 2019 as well as estimated long-term annual earnings per share and net income growth rates for the years ending December 31, 2020 through December 31, 2023 and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Akron, (b) publicly available median analyst earnings per share and dividends per share estimates for CNB for the years ending December 31, 2019 and December 31, 2020, as adjusted by the senior management of CNB and its representatives to provide for a capital raising transaction expected to be completed by CNB in the first quarter of 2020, as well as an estimated long-term annual earnings per share growth rate for the years ending December 31, 2021 through December 31, 2023 and estimated dividends per share for the years ending December 31, 2021 through December 31, 2023, as provided by the senior management of CNB and its representatives, and (c) certain assumptions relating to purchase accounting adjustments, transaction expenses and cost savings, as well as an estimated earnings per share growth rate for Akron for the years ending December 31, 2020 through December 31, 2023, as provided by the senior management of CNB. The analysis indicated that the transaction could be accretive to CNB’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2020 through December 31, 2023 and dilutive to CNB’s estimated tangible book value per share at close and at December 31, 2020, December 31, 2021, December 31, 2022 and December 31, 2023.

In connection with this analysis, Piper Sandler considered and discussed with Akron’s board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the merger, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Piper Sandler’s Relationship.

Piper Sandler is acting as Akron’s financial advisor in connection with the transaction and will receive a fee for such services in an amount equal to 1.575%, which fee is contingent upon the closing of the merger. At the time of announcement of the merger, Piper Sandler’s fee was approximately $1.0 million. Piper Sandler also received a $150,000 fee from Akron upon rendering its opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon closing of the merger. Akron has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.

In the two years preceding the date of Piper Sandler’s opinion, Piper Sandler did not provide any other investment banking services to Akron. Piper Sandler did not provide any investment banking services to CNB in the two years preceding the date of Piper Sandler’s opinion. In the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to Akron, CNB and their respective affiliates. Piper Sandler may also actively trade the equity and debt securities of Akron, CNB and their respective affiliates for Piper Sandler’s account and for the accounts of Piper Sandler’s customers.

Additional Information about Piper Sandler

On January 3, 2020, pursuant to the Agreement and Plans of Merger, dated as of July 9, 2019, by and among Piper Sandler Companies (formerly known as Piper Jaffray Companies), SOP Holdings, LLC and certain of its subsidiaries, including Sandler O’Neill, and the other parties thereto, Piper Sandler Companies completed its acquisition of one hundred percent of the outstanding ownership interests of Sandler O’Neill (the “Sandler Transaction”). Effective as of the closing of the Sandler Transaction, Piper Sandler Companies’ wholly owned broker-dealer subsidiary Piper Jaffray & Co. changed its name to “Piper Sandler & Co.” References herein to Piper Sandler include those services provided, analyses performed and actions taken by Sandler O’Neill, as the context requires, prior to the closing of the Sandler Transaction.

Certain Akron Unaudited Prospective Financial Information

Akron does not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the merger, Akron’s management prepared and provided to the Akron board of directors in connection with its evaluation of the transaction, and to its financial advisor Piper Sandler, including in connection with Piper Sandler’s financial analyses described above under the section entitled “ —Opinion of Akron’s Financial Advisor,” certain unaudited prospective financial information regarding Akron’s operations for fiscal years 2019 through 2023 (the “Akron Projections”). The below summary of the Akron Projections is included for the purpose of providing Akron shareholders access to certain nonpublic information that was furnished to certain parties in connection with the merger, and such information may not be appropriate for other purposes, and is not included to influence the voting decision of any Akron shareholder.

Akron’s unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The inclusion of this unaudited prospective financial information should not be regarded as an indication that such information is predictive of actual future events or results and such information should not be relied upon as such, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information. The unaudited prospective financial information included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, Akron management.

While presented with numeric specificity, this unaudited prospective financial information was based on numerous variables and assumptions (including assumptions related to industry performance and general business, economic, market and financial conditions and additional matters specific to Akron’s business) that are inherently subjective and uncertain and are beyond the control of Akron’s management. Important factors that may affect actual results and cause this unaudited prospective financial information not to be achieved include, but are not limited to, risks and uncertainties relating to Akron’s business (including their ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions and other factors described in the sections entitled “Information Regarding Forward-Looking Statements” and “Risk Factors.” This unaudited prospective financial information also reflects numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in this unaudited prospective financial information. Accordingly, there can be no assurance that the projected results summarized below will be realized.

None of Akron, CNB or their respective officers, trustees, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from this unaudited prospective financial information.

AKRON UNDERTAKES NO OBLIGATION TO UPDATE OR OTHERWISE REVISE OR RECONCILE THIS UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THIS UNAUDITED PROSPECTIVE FINANCIAL INFORMATION WAS GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION ARE SHOWN TO BE IN ERROR. SINCE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION COVERS MULTIPLE YEARS, SUCH INFORMATION BY ITS NATURE BECOMES LESS PREDICTIVE WITH EACH SUCCESSIVE YEAR.

Akron has not made and makes no representation to CNB or any CNB shareholder, in the merger agreement or otherwise, concerning this unaudited prospective financial information or regarding Akron’s ultimate performance compared to the unaudited prospective financial information or that the projected results will be achieved. In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, Akron urges all Akron shareholders not to place undue reliance on such information.

The following table presents selected unaudited prospective financial data for the fiscal years ending 2019 through 2023 for Akron on a standalone basis. The Akron Projections were prepared by Akron’s management solely for internal purposes. The Akron Projections were not updated to account for any circumstances or events occurring after the date they were initially prepared and therefore should not be relied on as predictive of actual future results.

	2019	2020	2021	2022	2023
Earnings Per Share	$16.63	$13.39	$14.46	$15.62	$16.87
Dividends Per Share	$0.70¹	$2.80	$2.80	$2.80	$2.80

1)	Dividend for the quarter ending December 31, 2019

Interests of Akron’s Directors and Executive Officers in the Merger

Certain directors and executive officers of Akron have interests in the merger as individuals in addition to, or different from, their interests as shareholders of Akron, including, but not limited to, (i) in the case of certain officers of Akron, agreements with Akron that provide for payments and benefits in addition to the merger consideration, (ii) the continuation of indemnification and insurance coverage (for officers and directors) provided by CNB for a limited time after the merger, (iii) in the case of one officer or director of Akron (selected by CNB in consultation with Akron), his or her appointment, immediately following the effective time of the merger, to the Advisory Board of CNB Bank, and (iv) in the case of Anthony J. Delmonte, Jr., a position as Market Executive within CNB’s BankOnBuffalo division. The Akron board of directors was aware of these interests and considered them, among other matters, when it approved the merger agreement.

Settlement Agreements

In anticipation of the merger, each of Kimberly Gromoll, Marketing Manager of Akron; Richard Johnson, Senior Vice President and Chief Risk Officer of Akron; Michelle Maloney, Senior Vice President and Chief Lending Officer of Akron; Stephen Mulé, Senior Vice President and Chief Retail Officer of Akron; and Kristine Starke, Senior Vice President and Chief Talent Officer of Akron, have entered into settlement agreements with CNB, CNB Bank and Akron, under which Akron agreed to pay to each of the executives above lump-sum cash amounts, less applicable tax withholdings, in full satisfaction of the obligations of Akron under employment agreements between each executive and Akron.

The following table sets forth the amount of the lump-sum cash amounts (determined prior to reduction for applicable tax withholdings) to be paid to the following executives pursuant to the settlement agreements:

Executive Officer	Settlement Payment
Kimberly Gromoll	$30,000
Richard Johnson	$60,000
Michelle Maloney	$75,000
Stephen Mulé	$75,000
Kristine Starke	$60,000

Employment Agreement with Anthony Delmonte

Anthony J. Delmonte, Jr. is party to an employment agreement with Akron that includes benefits payable in the event of a termination of employment following a change of control of Akron. If Mr. Delmonte is terminated without “cause” or he terminates employment for “good reason” (each as defined in the employment agreement) within six (6) months before and on account of a change in control, or such termination occurs within two (2) years following a change in control, Mr. Delmonte will be entitled to receive, in addition to any accrued compensation, continued payment of his base salary for a period of twenty four (24) months following his date of termination, which as of January 27, 2020, would equal payments totaling an aggregate amount of approximately $438,780.

Change of Control Severance Agreement with Joseph Ondesko

Joseph M. Ondesko is party to a change of control severance agreement with Akron which for benefits payable in the event of a termination of employment following a change of control of Akron. If Mr. Ondesko is terminated without cause or terminated upon change of control by either (a) an involuntary termination within twelve (12) months of a change of control or (b) if within twelve (12) months of a change of control Mr. Ondesko resigns based on a “constructive termination” (as defined in the change of control severance agreement) and that resignation occurs within ninety (90) days following such constructive termination, Mr. Ondesko will be entitled to receive, in addition to any accrued compensation and benefits, continued payment of his base salary for fifty-two (52) weeks following his termination date, which as of January 27, 2020, would equal payments totaling an aggregate amount of approximately $169,950.

Advisory Board Appointment for an Akron Existing Director or Officer

Immediately following the effective time of the merger, CNB has agreed that it will expand the Advisory Board of CNB Bank by one (1) seat and designate one officer or director of Akron (selected by CNB in consultation with Akron) to serve on the Advisory Board. This Advisory Board member will be paid a fee for each Advisory Board meeting attended in an amount consistent with the amount paid by CNB Bank to members of its currently existing Advisory Board. This per meeting amount is currently $450.00, paid in shares of CNB common stock.

Indemnification

Pursuant to the merger agreement, all rights to indemnification and all limitations of liability existing in favor of any director or officer of Akron as provided for in Akron’s organization certificate or by-laws with respect to matters occurring on or prior to the effective time of the merger will continue in full force and effect to the extent provided by applicable law.

Officers’ and Directors’ Insurance

Akron and CNB agreed that prior to the effective time of the merger, Akron will purchase extended reporting period endorsement under Akron’s existing directors’ and officers’ liability insurance coverage for Akron’s directors and officers, for a period of six years following the effective time of the merger. If the cost of that liability insurance is over 150% of the amount currently being paid by Akron for such insurance, then Akron will enter into an agreement to spend up to that amount to purchase lesser coverage as may be obtained with such amount.

Material U.S. Federal Income Tax Consequences of the Merger

The following summary describes the anticipated material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of Akron’s common stock. The following summary is based upon the Internal Revenue Code of 1986, or the Code, its legislative history, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below. Tax considerations under state, local and foreign laws, under federal laws other than those pertaining to income tax, and under federal laws applicable to alternative minimum taxes are not addressed in this proxy statement/prospectus.

For purposes of this summary, we use the term “U.S. holder” to mean a beneficial owner which is:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

If a partnership or other entity taxed as a partnership holds Akron common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such partnerships should consult their tax advisors about the tax consequences of the merger to them.

This summary addresses only those U.S. holders of Akron common stock that hold their Akron common stock as a capital asset within the meaning of Section 1221 of the Code and does not address all the U.S. federal income tax consequences that may be relevant to particular holders of Akron common stock in light of their individual circumstances or to holders of Akron common stock that are subject to special rules, such as:

•	financial institutions;

•	pass-through entities and investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold Akron common stock as a hedge or as part of a straddle, constructive sale or conversion transaction, or other risk management transaction;

•	regulated investment companies;

•	real estate investment trusts;

•	expatriates or persons whose “functional currency” is not the U.S. dollar;

•	persons who are not U.S. holders;

•	retirement plans; and

•	holders who acquired their shares of Akron common stock through the exercise of an employee stock option or otherwise as compensation.

The actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within the control of CNB, Akron or their advisors. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local and foreign and other tax laws, and of changes in those laws.

Tax Consequences of the Merger Generally. The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If, as intended, the merger qualifies as a reorganization, the material U.S. federal income tax consequences will be as follows:

•	no gain or loss will be recognized by CNB or Akron as a result of the merger;

•

no gain or loss will be recognized by U.S. holders who exchange all of their Akron common stock solely for CNB common stock pursuant to the merger (with respect to cash received instead of a fractional share of CNB common stock, see below under “Receipt of Cash Consideration Only and Cash Received Instead of a Fractional Share of CNB Common Stock”);

•

gain (but not loss) will be recognized by U.S. holders of Akron common stock who receive both shares of CNB common stock and cash in exchange for shares of Akron common stock pursuant to the merger, in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the CNB common stock and cash received by a U.S. holder of Akron common stock exceeds such U.S. holder’s basis in its Akron common stock and (2) the amount of cash received by such U.S. holder of Akron common stock (except with respect to U.S. holders who receive cash only or cash instead of a fractional share of CNB common stock, which is discussed below under “Receipt of Cash Consideration Only and Cash Received Instead of a Fractional Share of CNB Common Stock”);

•

the aggregate basis of the CNB common stock received by a U.S. holder of Akron common stock in the merger (including the basis of fractional shares of CNB common stock deemed received, prior to their deemed redemption as described below) will be the same as the aggregate basis of Akron common stock for which it is exchanged, decreased by the amount of cash (if any) received in the merger (other than cash received instead of fractional share interests in CNB common stock), and increased by the amount of gain recognized on the exchange (other than gain recognized with respect to cash received instead of fractional share interests in CNB common stock, as discussed below under “Receipt of Cash Consideration Only and Cash Received Instead of a Fractional Share of CNB Common Stock”); and

•

the holding period of CNB common stock received in exchange for shares of Akron common stock (including fractional shares of CNB common stock deemed received and redeemed as described below) will include the holding period of Akron common stock for which it is exchanged.

If a U.S. holder of Akron common stock acquired different blocks of Akron common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of Akron common stock, and the cash and shares of CNB common stock received will be allocated pro rata to each such block of stock. In computing the amount of gain realized, if any, a U.S. holder of Akron common stock may not offset a loss realized on one block of shares against the gain realized on another block of shares. U.S. holders should consult their tax advisors with regard to identifying the bases and holding periods of the particular shares of CNB common stock received in the merger.

At the time that a U.S. holder makes a cash or stock election pursuant to the terms of the merger agreement, such U.S. holder will not know whether, and to what extent, the proration provisions of the merger agreement might alter the mix of consideration such U.S. holder will receive. As a result, the U.S. federal income tax consequences to such U.S. holder will not be ascertainable with certainty until such U.S. holder knows the precise amount of cash and/or CNB common shares that such U.S. holder will receive in the merger.

Completion of the merger is conditioned on, among other things, the receipt by CNB and Akron of legal opinions from Hogan Lovells US LLP and Hodgson Russ LLP, respectively, each dated as of the closing date of the merger, that for U.S. federal income tax purposes the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, prior to the effectiveness of the registration statement of which this proxy statement/prospectus is a part, each of Hogan Lovells US LLP and Hodgson Russ LLP will deliver an opinion to CNB and Akron, respectively, to the same effect as the opinions described above. These opinions will be based on certain assumptions and on representations and covenants contained in representation letters provided by Akron and CNB and will assume that these representations are true, correct and complete, and that Akron and CNB, as the case may be, will comply with these covenants. Although the merger agreement allows each of CNB and Akron to waive its tax opinion closing condition, neither CNB nor Akron currently anticipates waiving this condition. If either CNB or Akron does waive its tax opinion closing condition after the registration statement of which this proxy statement/prospectus is a part is declared effective by the Securities and Exchange Commission, and if the U.S. federal income tax consequences of the merger to Akron shareholders have materially changed, CNB and Akron will recirculate the proxy statement/prospectus and resolicit the shareholder vote of Akron. Neither of the legal opinions will be binding on the Internal Revenue Service or on any court. Neither CNB nor Akron intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger and there is no guarantee that the Internal Revenue Service will treat the merger as a “reorganization” within the meaning of Section 368(a) of the Code.

Taxation of Capital Gain. Except as described under “Additional Considerations—Recharacterization of Gain as a Dividend” below, gain that U.S. holders of Akron common stock recognize in connection with the merger generally will constitute capital gain and will constitute long-term capital gain if such U.S. holders have held (or are treated as having held) their Akron common stock for more than one year as of the date of the merger. For U.S. holders of Akron common stock that are non-corporate holders, long-term capital gain is generally taxed at preferential rates. You are urged to consult with your own tax advisors about the U.S. federal income tax rate on long-term capital gain applicable to you.

Additional Considerations—Recharacterization of Gain as a Dividend. In limited circumstances, all or part of the gain that a particular U.S. holder of Akron common stock recognizes could be treated as dividend income rather than capital gain. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a holder of Akron common stock, including the application of certain constructive ownership rules, U.S. holders of Akron common stock should consult their own tax advisor regarding the potential tax consequences of the merger to them.

Receipt of Cash Consideration Only and Cash Received Instead of a Fractional Share of CNB Common Stock. A U.S. holder of Akron common stock who receives the entirety of its consideration in the form of cash will generally recognize gain or loss equal to the difference between the amount of cash received and its tax basis in its Akron common stock. In addition, a U.S. holder of Akron common stock who receives cash instead of a fractional share of CNB common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by CNB. As a result, such U.S. holder of Akron common stock will generally recognize gain or loss equal to the difference between the amount of cash received and its tax basis in its fractional share interest as set forth above. The gain or loss recognized by the U.S. holders described in this paragraph will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for the relevant shares is greater than one year. The deductibility of capital losses is subject to limitations.

You are urged to consult with your own tax advisors about the particular tax consequences of the merger to you, including the effects of U.S. federal, state and local, foreign and other tax laws.

Backup Withholding and Information Reporting. Payments of cash to a U.S. holder of Akron common stock pursuant to the merger are subject to information reporting and may, under certain circumstances, be subject to backup withholding unless the U.S. holder provides CNB with its taxpayer identification number and otherwise complies with the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and generally will be allowed as a refund or credit against the U.S. holder’s federal income tax liability, provided that the U.S. holder timely furnishes the required information to the Internal Revenue Service.

A U.S. holder of Akron common stock who receives CNB common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of Akron common stock who is required to file a U.S. federal income tax return and who is a “significant holder” that receives CNB common stock in the merger will be required to file a statement with such U.S. federal income tax return setting forth such holder’s basis in Akron common stock surrendered and the fair market value of the CNB common stock and cash received in the merger. A “significant holder” is a holder of Akron common stock, who, immediately before the merger, owned at least 5% of the outstanding stock of Akron or has a tax basis of $1 million or more in its Akron common stock.

This summary does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local and foreign income and other tax consequences to you of the merger.

Regulatory Approvals Required for the Merger

General. CNB and Akron have agreed to use their reasonable best efforts to obtain all permits, consents, approvals and authorizations of all third parties and governmental authorities that are necessary to consummate the merger. This includes the approval of the FDIC and the PADOBS. CNB Bank will file the application materials necessary to obtain these regulatory approvals. The merger cannot be completed without such approvals. CNB and Akron cannot assure you that all required regulatory approvals will be obtained, when they will be received or whether there will be conditions in the approvals or any litigation challenging the approvals.

FDIC. The Bank Merger Act requires the prior written approval of the FDIC before any insured depository institution may merge or consolidate with another insured depository institution if the resulting institution is to be a state non-member bank. As a state non-member bank, CNB’s subsidiary, CNB Bank, expects to file its application for approval of the merger with the FDIC in February, 2020.

The Bank Merger Act prohibits the FDIC from approving any proposed merger transaction that would result in a monopoly, or would further a combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. Similarly, the Bank Merger Act prohibits the FDIC from approving a proposed merger transaction whose effect in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade.

In every proposed merger transaction, the FDIC must also consider the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the community to be served, and the effectiveness of each insured depository institution involved in the proposed merger transaction in combatting money-laundering activities, including in overseas branches. In addition, the FDIC must consider the effectiveness of the companies in combating money laundering activities. Further, the FDIC must consider the extent to which the proposed transaction would result in greater or more concentrated risks to the stability of the United States banking or financial system. Any transaction approved by the FDIC may not be completed until 30 days after such approval. With the concurrence of the U.S. Department of Justice, the waiting period may be reduced to 15 days.

Pennsylvania Department of Banking and Securities. Pursuant to Chapter 16 of the Pennsylvania Banking Code of 1965, as amended, a merger that will result in a Pennsylvania state-chartered institution must be approved by the PADOBS. In every proposed merger transaction the PADOBS must consider, among other things, whether the proposed transaction adequately protects the interests of depositors, other creditors and shareholders. The PADOBS also must consider whether the proposed transaction would be consistent with adequate and sound banking and in the public interest on the basis of the financial history and condition of the parties, their prospects, the character of their management, the potential effect of the merger or consolidation on competition and the convenience and needs of the area primarily to be served by the resulting institution.

Accounting Treatment of the Merger

The merger will be accounted for using the purchase method of accounting with CNB treated as the acquiror. Under this method of accounting, Akron’s assets and liabilities will be recorded by CNB at their respective fair values as of the closing date of the merger and added to those of CNB. Any excess of purchase price over the net fair values of Akron’s assets and liabilities will be recorded as goodwill. The excess of the fair value of Akron’s net assets over the purchase price, if any, will be recognized in earnings by CNB on the closing date of the merger. Financial statements of CNB issued after the merger will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of Akron prior to the merger. The results of operations of Akron will be included in the results of operations of CNB beginning on the effective date of the merger.

Dissenters’ Appraisal Rights

Dissenters’ rights are statutory rights that enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the company pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the merger.

If the merger agreement is approved, a holder of Akron common stock who does not vote in favor of the merger agreement may be entitled to seek relief as a dissenting shareholder under Section 6022 of the NYBL.

The following is intended as a brief summary of the material provisions of the New York statutory procedures that an Akron shareholder must follow in order to dissent from the merger and obtain payment of the fair value of their shares of Akron common stock instead of the merger consideration. This summary is qualified by reference to Section 6022 and other provisions of the NYBL. Any shareholder contemplating exercise of dissenting shareholders’ rights is urged to review carefully the provisions of Section 6022 and to consult an attorney, since failure to follow fully and precisely the procedural requirements of the NYBL may result in termination or waiver of those rights. A copy of Section 6022 of the NYBL is attached to this proxy statement/prospectus as Annex B and is incorporated herein by reference.

To perfect dissenting shareholders’ rights, a dissenting Akron shareholder must satisfy each of the following conditions and must otherwise comply with Section 6022 of the NYBL:

•

Must be a shareholder of record. A dissenting shareholder must be a record holder of shares of Akron common stock on February 6, 2020, the record date established for determining those shareholders entitled to vote on the proposal to approve the merger agreement. Because only shareholders of record on the record date may exercise dissenting shareholders’ rights, any person who beneficially owns shares that are held of record by a broker, bank or other nominee and who desires to exercise dissenting shareholders’ rights must, in all cases, instruct the broker, bank or other nominee holding the shares to satisfy all of the requirements outlined under Section 6022 of the NYBL.

•

Must file a notice of objection to the action and notice of the election to dissent. Prior to the shareholder vote upon the approval of the merger agreement, any shareholder seeking to perfect dissenting shareholders’ rights must give written notice of their objection to the action and their intention to demand payment for their shares if the action is taken. Such objection is not required from any shareholder who did not receive notice of the meeting to approve the proposed action or where the proposed action is authorized by written consent of the shareholders without a meeting.

If the action to which the shareholder objects is approved, within ten (10) days after the vote authorizing the action takes place, or written consent is obtained from the requisite shareholders, the corporation shall give written notice of such authorization or consent to each shareholder who filed written objection, excepting any shareholders who voted for or consented in writing to the proposed action. Within twenty (20) days of receiving such notice any shareholder who properly filed notice of their objection and elects to dissent to the action shall file with the corporation written notice of such election. This notice must specify the shareholder’s name and address, the number and class of shares held by the shareholder on the record date, and a demand for payment of the fair value of their shares. Shareholders of record should send their demand for payment to:

Bank of Akron

P.O. Box 358

Akron, NY 14001

Attention: Jessica Brandi

•

Deliver certificates for placement of a legend. Within one (1) month of filing the notice of election to dissent, the dissenting shareholder must deliver their share certificates to the corporation or their transfer agent for endorsement thereon that an election to dissent has been made. At the option of the corporation, a dissenting shareholder who fails to deliver their certificates may have their dissenting shareholder’s rights terminated, unless a court, for good cause shown, otherwise directs.

The corporation and the dissenting shareholders may come to an agreement as to the fair value of the dissenting shareholders’ shares. The corporation must make an offer for the fair value of such shares within seven days after the expiration of the period within which shareholders may file their notices of election to dissent, or within seven days after the proposed corporate action is consummated, whichever is later. If the corporation fails to make such offer within such period of seven days or if the corporation and any of the dissenting shareholders cannot agree upon the fair value of the shares within thirty (30) days of the corporation’s offer, then either the corporation (or, in the case of merger, the receiving corporation) may, within twenty (20) days after the expiration of whichever is applicable of the two last periods mentioned, file a petition in the Supreme Court in Erie County, New York to determine the rights of the dissenting shareholders and to fix the fair value of their shares. If the corporation (or, in the case of merger, the receiving corporation) fails to institute such a proceeding within the twenty (20) day period, then the dissenting shareholders may institute such proceeding for the same purpose within thirty (30) days of the expiration of such twenty day period. The cost of the proceeding, including reasonable compensation to the appraisers to be determined by the court, will be assessed against the corporation, except that all or any part of such costs may be apportioned and assessed against the dissenting shareholders if the court finds their refusal to accept the offer was arbitrary, vexatious or otherwise not in good faith.

Restrictions on Sales of Shares by Certain Affiliates

The shares of CNB common stock to be issued in the merger will be freely transferable under the Securities Act, except for shares issued to any shareholder who is an “affiliate” of CNB as defined by Rule 144 under the Securities Act. Affiliates consist of individuals or entities that control, are controlled by, or are under common control with CNB and include the executive officers and directors of CNB and may include significant shareholders of CNB.

Stock Exchange Listing

Following the merger, the shares of CNB common stock will continue to trade on the NASDAQ Global Select Market under the symbol “CCNE.”

THE MERGER AGREEMENT

This section of the document describes the material terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated in this proxy statement/prospectus by reference and attached as Annex A to this proxy statement/prospectus. This summary may not contain all of the information about the merger agreement that may be important to you. You are urged to read the full text of the merger agreement. The merger agreement contains customary representations and warranties of CNB and Akron made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between CNB and Akron and are not intended to provide factual, business, or financial information about CNB or Akron. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or different from what a shareholder might view as material, may have been used for purposes of allocating risk between CNB and Akron rather than establishing matters as facts, may have been qualified by certain disclosures not reflected in the merger agreement that were made to the other party in connection with the negotiation of the merger agreement and generally were solely for the benefit of the parties to that agreement.

Structure of the Merger

Subject to the terms and conditions of the merger agreement, and in accordance with the Pennsylvania Banking Code of 1965, as amended, and the New York Banking Law, as amended, at the completion of the merger, Akron will merge with and into CNB Bank, a wholly-owned subsidiary of CNB. CNB Bank will be the surviving bank in the merger and will continue its corporate existence under the laws of the Commonwealth of Pennsylvania. Upon completion of the merger, the separate corporate existence of Akron will terminate.

Each share of CNB common stock that is issued and outstanding at the effective time of the merger will remain issued and outstanding as one share of common stock of CNB, and each share of Akron common stock issued and outstanding at the effective time of the merger (excluding dissenters’ shares) will be converted into the right to elect to receive either (x) $215.00 in cash, without interest, or (y) 6.6729 shares of CNB common stock, subject to proration procedures that may modify the shareholder’s election to ensure that no more than 25% of the outstanding shares of Akron common stock (including any dissenters’ shares but excluding shares of Akron common stock to be canceled in connection with the merger) are exchanged for cash, as described below. See “—Consideration to be Received in the Merger.”

The amended and restated articles of incorporation of CNB Bank will be the articles of incorporation of the combined company, and the by-laws of CNB Bank will be the bylaws of the combined company. The articles of incorporation and by-laws of CNB will not change in connection with the proposed transaction. See “Comparison of Shareholder Rights” beginning on page 79.

The merger agreement provides that CNB may, prior to the approval of the merger agreement by the shareholders of Akron, change the method of effecting the business combination between CNB and Akron. However, no such change may (A) alter or change the amount of merger consideration to be issued to Akron shareholders under the merger agreement, (B) adversely affect the tax treatment of Akron’s shareholders under the merger agreement, (C) adversely affect the tax treatment of CNB or Akron under the merger agreement, or (D) materially impede or delay consummation of the transactions contemplated by the merger agreement.

Effective Time and Timing of Closing

The merger will be completed and become effective when CNB Bank and Akron execute and file certificates of merger with the PADOBS. The closing of the merger will take place (A) on a date specified by both parties, which shall be no later than five business days after the conditions to the closing of the merger (other than conditions to be satisfied at the closing) have been satisfied or waived, or (B) on such other date as CNB and Akron may agree. CNB and Akron anticipate that the merger will be completed in the third quarter of 2020. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurances as to whether, or when, CNB and Akron will obtain the required approvals or complete the merger.

CNB’s and CNB Bank’s Board of Directors After the Merger

The directors of CNB and CNB Bank will not change in connection with the proposed transaction.

Immediately following the effective time of the merger, CNB has agreed that it will expand the Advisory Board of CNB Bank by one (1) seat and designate one officer or director of Akron (selected by CNB in consultation with Akron) to serve on the Advisory Board.

Consideration to be Received in the Merger

The merger agreement provides that Akron shareholders will have the right, with respect to each of their shares of Akron common stock, to elect to receive, subject to certain proration and other provisions as described below, either (i) $215.00 in cash, without interest, or (ii) 6.6729 shares of CNB common stock. At least 75% of the number of shares of Akron common stock outstanding as of the effective time of the merger (including any dissenters’ shares but excluding shares of Akron common stock to be canceled in accordance with the terms of the merger agreement) will be converted into shares of CNB common stock.

No guarantee can be made that you will receive solely cash, if you so elect. As a result of the proration provisions and other limitations described in this document and in the merger agreement, you may receive CNB common stock or cash in amounts that vary from the amounts you elect to receive. The proportion of stock and cash to be issued in the merger is also subject to potential adjustment for tax purposes.

Non-Electing Akron Shareholders. Akron shareholders who make no election to receive cash or CNB common stock in the merger, and Akron shareholders who do not make a valid election, will be deemed not to have made an election. Shareholders not making an election will be paid in CNB common stock.

Proration. The maximum number of shares of Akron common stock to be converted into cash consideration in the merger will be 25% of the outstanding shares of Akron common stock (including any shares for which dissenters’ rights are appropriately exercised but excluding shares of Akron common stock to be canceled in accordance with terms of the merger agreement). The remaining shares of Akron common stock will be converted into shares of CNB common stock. Therefore, elections are subject to certain proration and other provisions to preserve this requirement regarding the maximum number of shares of Akron common stock to be converted into cash in the merger.

If the Akron shareholders’ election and the number of shares of Akron common stock for which dissenters’ rights are appropriately exercised would result in more than 25% of the outstanding shares of Akron common stock (including any shares for which dissenters’ rights are appropriately exercised but excluding shares of Akron common stock to be canceled in accordance with terms of the merger agreement) being exchanged for cash, then all Akron shareholders who elected to receive stock consideration or who did not make an election will receive stock consideration, and all shareholders who have elected to receive cash consideration will receive the following:

•

a number of shares of CNB common stock (rounded to the nearest whole share) equal to the product obtained by multiplying (i) the number of shares for which such shareholder made elections to receive the cash consideration and (ii) a fraction, the numerator of which is the amount by which (a) the sum of the number of shares for which all Akron shareholders made elections to receive cash consideration and the number of shares of Akron common stock for which dissenters’ rights are appropriately exercised exceeds (b) the maximum number of shares of Akron common stock to be converted into cash consideration, and the denominator of which is the number of shares for which elections were made to receive the cash consideration, and

•	the right to receive cash consideration for the remaining number of such shareholder’s shares.

If the Akron shareholders’ elections and the number of shares of Akron common stock for which dissenters’ rights are appropriately exercised would result in 25% or fewer of the outstanding shares of Akron common stock (including any shares for which dissenters’ rights are appropriately exercised but excluding shares of Akron common stock to be canceled in accordance with the terms of the merger agreement) being exchanged for cash, then all Akron shareholders who elected to receive cash consideration will receive cash consideration and all Akron shareholders who elected to receive stock consideration or made no election will receive stock consideration.

Fractions of Shares. No fractional shares of CNB common stock will be issued to any holder of Akron common stock upon completion of the merger. For each fractional share that would otherwise be issued, CNB will pay each shareholder cash (without interest) in an amount equal to the product obtained by multiplying (A) the fractional share interest to which the holder would otherwise be entitled by (B) the average of the daily closing sales prices of CNB common stock reported on the NASDAQ Global Select Market for the ten consecutive trading days immediately preceding but not including the trading day prior to the closing date for the merger.

Conversion. The conversion of Akron’s common stock into the merger consideration will occur automatically upon completion of the merger. Under the merger agreement, after the effective time, CNB will cause its exchange agent to pay the “purchase price” to each Akron shareholder who surrenders the appropriate documents to the exchange agent. The term “purchase price” refers to the (i) shares of CNB’s common stock, (ii) cash (if any) and (iii) any cash to be paid instead of a fraction of a share of CNB common stock, payable to each holder of Akron’s common stock.

Election Procedures for Shareholders; Surrender of Stock Certificates

If you own Akron common stock, you will soon receive under separate cover an election form. The election form entitles the record holder of Akron common stock to specify (a) the number of shares of Akron common stock owned by such holder for which the holder elects to receive stock consideration, or (b) the number of shares of Akron common stock owned by such holder for which the holder elects to receive cash consideration. If no election is made, then such holder shall receive stock consideration in the merger as outlined above.

To make an effective election, a shareholder of record must submit a properly completed election form to American Stock Transfer & Trust Company, LLC, which will be acting as the exchange agent, on or before 5:00 p.m., New York City time, on March 17, 2020, or the election deadline, which is the day prior to the Akron special meeting of shareholders. You may change or revoke your election at any time prior to the election deadline by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed, revised election form. You may revoke your election by written notice received by the exchange agent prior to the election deadline. All elections will be revoked automatically if the merger agreement is terminated.

You may not revoke or change your elections following the election deadline.

If you do not submit a properly completed election form or revoke your election form prior to the election deadline, your shares of Akron common stock will be designated as non-election shares and you will receive stock consideration as outlined above. Prior to the effective time of the merger, CNB will deposit with the exchange agent certificates representing CNB’s common stock sufficient to pay the aggregate stock consideration and sufficient cash to permit payment of the aggregate cash consideration and cash in lieu of fractional shares of CNB common stock. No later than five business days following the effective time of the merger, the exchange agent will mail to each holder of record of Akron share certificates which immediately prior to the effective time of the merger represented outstanding shares of Akron common stock which were converted into the right to receive merger consideration and any cash in lieu of fractional shares of CNB common stock a letter of transmittal, together with instructions for use in surrendering the shareholder’s Akron stock certificates in exchange for the merger consideration and any cash in lieu of fractional shares. Upon surrendering his or her certificate(s) representing shares of Akron’s common stock, together with the signed letter of transmittal, the Akron shareholder shall be entitled to receive, as applicable (i) certificate(s) representing a number of whole shares of CNB’s common stock determined in accordance with the exchange ratio, (ii) a check representing the amount of cash to which such holder shall have become entitled to, and (iii) a check representing the amount of cash in lieu of fractional shares. You will not be paid dividends or other distributions declared after the merger with respect to any CNB common stock into which your shares of Akron common stock have been converted until you surrender your Akron stock certificates for exchange. No interest will be paid or accrue to Akron shareholders on the cash consideration, cash instead of fractional shares or unpaid dividends and distributions, if any. After the effective time, there will be no further transfers of the Akron common stock. Akron stock certificates presented for transfer after the completion of the merger will be cancelled and exchanged for the merger consideration.

If your stock certificates have been lost, stolen or destroyed, you will have to prove your ownership of these certificates and certify that they were lost, stolen or destroyed before you receive any consideration for your shares.

If any portion of the merger consideration is to be paid to persons other than the person in whose name the certificate for shares of Akron common stock is registered, it is a condition of payment that the Akron common stock certificate be properly endorsed or otherwise be in proper form for transfer and that the person requesting the payment either:

•	inform the exchange agent whether any transfer or other taxes are required by reason of the payment to a person other than the registered holder of the certificate surrendered, or

•	establish to the reasonable satisfaction of the exchange agent that the tax has been paid or is not payable.

Any portion of the merger consideration made available to the exchange agent that remains unclaimed by Akron shareholders six months after the effective time of the merger may be returned to CNB. Akron shareholders who have not exchanged their shares of Akron common stock for the merger consideration in accordance with the merger agreement before that time may look only to CNB for payment of the merger consideration for these shares, cash in lieu of fractional shares and any unpaid dividends or distributions with respect to CNB common stock payable upon due surrender of the Akron common stock certificates. In any event, CNB and the exchange agent will not be liable to any Akron shareholder for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.

Representations and Warranties

The merger agreement contains representations and warranties made by and to CNB, CNB Bank and Akron. The representations and warranties were made for purposes of the merger agreement among CNB and Akron and are subject to important qualifications and limitations agreed to by CNB, CNB Bank and Akron in connection with negotiating its terms. In addition, certain representations and warranties were made as of a specified date, may be subject to contractual standards of materiality different from what may be viewed as material to shareholders, or may have been used for the purpose of allocating risk among CNB and Akron rather than establishing matters as facts. For the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. Third parties are not entitled to the benefits of the representations and warranties in the merger agreement.

Each of CNB, CNB Bank and Akron has made representations and warranties to the other regarding, among other things:

•	due organization, good standing and authority;

•	capitalization;

•	corporate power;

•	corporate authority;

•	no violation or breach of certain organizational documents, agreements and governmental orders;

•	required consents and approvals of any third party or governmental authority;

•	corporate records;

•	compliance with laws;

•	litigation and regulatory action;

•	financial reports and regulatory reports;

•	absence of certain changes or events;

•	taxes and tax returns;

•	employee benefit plans;

•	brokers;

•	deposit insurance;

•	Community Reinvestment Act, anti-money laundering and customer information security compliance; and

•	financial controls and procedures;

In addition, Akron has made other representations and warranties about itself to CNB as to:

•	subsidiaries;

•	labor matters;

•	insurance;

•	environmental matters;

•	intellectual property;

•	material agreements and defaults;

•	property and leases;

•	inapplicability of takeover laws;

•	regulatory capitalization;

•	loans and nonperforming and classified assets;

•	investment securities;

•	investment management and related activities;

•	derivative transactions;

•	repurchase agreements;

•	transactions with affiliates;

•	the receipt of a fairness opinion from its financial advisor; and

•	information contained in the proxy statement/prospectus.

In addition, CNB and CNB Bank has made other representations and warranties about each to Akron as to:

•	SEC documents;

•	its financial ability to consummate the merger; and

•	CNB common stock.

The representations and warranties of each of CNB, CNB Bank and Akron will expire at the effective time of the merger. The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read Articles III and IV of the merger agreement attached to this proxy statement/prospectus as Annex A.

Conduct of Business Pending the Merger

Conduct of Business of Akron Pending the Merger. Under the merger agreement, Akron has agreed that, until the effective time of the merger or the termination of the merger agreement, Akron and its subsidiaries will not, except as expressly permitted by the merger agreement or with the prior written consent of CNB (which consent CNB will not unreasonably withhold or delay):

•	conduct its business other than in the ordinary and usual course consistent with past practice;

•

fail to use reasonable best efforts to preserve intact its business organizations and assets, and maintain its rights, franchises, and existing relations with customers, suppliers, employees and business associates;

•

take any action that would reasonably be expected to adversely affect the ability of either Akron or CNB to obtain any necessary approval of Akron’s shareholders, or of any necessary regulatory approval required to complete the transactions contemplated by the merger agreement or adversely affect Akron’s ability to perform any of its material obligations under the merger agreement;

•

issue, sell or otherwise permit to become outstanding, or authorize the creation of, any securities or equity equivalents or enter into any agreement with respect to the foregoing, except with respect to stock based awards outstanding on the date of the merger agreement;

•	effect a split, dividend, recapitalization or reclassification of its capital stock;

•

declare or pay any dividend or other distribution on its capital stock other than: (A) dividends paid by wholly-owned subsidiaries to Akron or any other wholly-owned subsidiary of Akron; or (B) regular quarterly cash dividends not to exceed the rate paid during the fiscal quarter immediately preceding the date of the merger agreement;

•	directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock;

•

enter into or amend any employment, severance, retention, change in control or similar agreement or arrangement with any director, officer, employee or consultant, grant any salary or wage increase, increase any employee benefit, or make any incentive or bonus payments, except for (A) normal merit increases in base salary in the ordinary course of business consistent with past practice not to exceed an aggregate increase paid to all employees of more than three percent from the aggregate base salary paid to all employees in 2019, (B) as may be required by law, (C) to satisfy existing contractual obligations, (D) bonuses payable in 2020 to employees with respect to 2019 and accrued by Akron through

December 31, 2019, (E) bonuses payable in July 2020 to employees with respect to the first six months of 2020 and accrued by Akron through June 30, 2020, or (F) bonuses payable to employees on or around the effective time of the merger as determined by Akron (after consultation with CNB) of not more than $200,000 in the aggregate;

•

enter into, establish, adopt, or amend any benefit plans or any agreement, arrangement, plan or policy between Akron and any of its directors, officers or employees, except as required by law or to satisfy existing contractual obligations;

•

hire or terminate the employment of any officer, member of senior management or other employee exempt from overtime requirements, elect to any office any person who is not a member of Akron’s management team as of the date of the merger agreement or elect to the Akron board of directors any person, except to satisfy contractual obligations existing as of the date of the merger agreement and persons hired to fill any vacancies arising after the date of the merger agreement as a result of the termination or resignation of an existing employee at an annual salary of less than $40,000 and whose employment is terminable at the will of Akron, as applicable;

•

sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of Akron’s assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction, that, together with all other such transactions, is not material to Akron and its subsidiaries taken as a whole;

•	amend its organization certificate or by-laws;

•

acquire all or any portion of the assets, business, securities, deposits or properties of any other entity, other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice;

•

make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not to exceed $50,000 individually or $100,000 in the aggregate;

•	enter into or terminate any material agreement, amend or modify in any material respect any existing material agreement, or waive any rights under any material agreement;

•

enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Akron or any of its subsidiaries is a party, or waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations in any material respect;

•	enter into any new material line of business;

•

change its material lending, investment, underwriting, risk and asset liability management or other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any regulatory authority;

•	introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements;

•	file any application or make any contract with respect to branching or site location or branching or site relocation;

•	enter into any derivative transactions;

•

incur, modify, extend or renegotiate any indebtedness for borrowed money (other than deposits, federal funds purchased, Federal Home Loan Bank advances, and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice);

•	prepay any indebtedness or other similar arrangements so as to cause Akron or any of its subsidiaries to incur any prepayment penalty;

•	assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, other than in the ordinary course of business consistent with past practice;

•

acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security or equity investment of a type or in an amount that is not permissible for Akron under applicable law or any other debt security other than in the ordinary course of business consistent with past practice, or restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in the manner in which the portfolio is classified;

•

make, acquire, renegotiate, renew, increase or modify, or issue new commitments for (A) any unsecured loans in a principal amount in excess of $50,000, or (B) any other new loan in a principal amount in excess of $500,000, including any commercial and industrial loans; provided, further, that the loan thresholds referenced herein shall refer to the amount of all loans to any one borrower or related borrowers in the aggregate, as defined in Akron’s credit policies.

•

make any investment or commitment to invest in real estate or in any real estate development project, other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case, in the ordinary course of business consistent with past practice;

•

foreclose on or take a deed or title to any real estate other than one-to-four family residential properties or properties valued at more than $250,000 without first conducting a Phase I environmental assessment of the property, or foreclose or take a deed or title to any real estate if such environmental assessment indicates the presence of hazardous material;

•	change its accounting principles, practices or methods other than as may be required by changes in laws or regulations or by generally accepted accounting principles;

•

make or change any tax election, change an annual accounting period, adopt or change any accounting method, file any amended tax return, fail to timely file any tax return, enter into any closing agreement, settle or compromise any liability with respect to taxes, agree to any adjustment of any tax attribute, surrender any right to claim a refund of taxes, consent to any extension or waiver of the limitation period applicable to any tax claim or assessment, or take any other similar action relating to the filing of any tax return or the payment of any tax;

•	change its loan policies or procedures except as required by a governmental authority;

•	knowingly take any action that would, or would be reasonably likely to, prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•

take any action that is intended or is reasonably likely to result in: (A) any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time of the merger; (B) any of the conditions to the merger set forth in the merger agreement not being satisfied; or (C) a material violation of any provision of the merger agreement; or

•	agree or commit to do any of these prohibited activities.

Conduct of Business of CNB Pending the Merger. CNB has agreed that, except as permitted by the merger agreement or otherwise consented to by Akron in writing, it will not:

•	amend its articles of incorporation or bylaws in a manner that would materially and adversely affect the economic benefits of the merger to Akron’s shareholders;

•	knowingly take any action that would, or would be reasonably likely to, prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

•	take any action that is reasonably likely to result in any of the conditions to the merger not being satisfied.

Akron Shareholders’ Meeting

Akron has agreed to call, hold and convene a special meeting of its shareholders to consider and vote upon the approval of the merger agreement. Akron has also agreed to ensure that its shareholders’ meeting is called, noticed, convened, held and conducted in compliance with state law, its organization certificate and by-laws and all other applicable legal requirements.

Additionally, the board of directors of Akron has agreed to recommend that Akron shareholders vote to approve the merger agreement and any other matters required to be approved by Akron shareholders for consummation of the merger.

No Solicitation of Alternative Transactions

Akron has agreed that neither it nor its subsidiaries nor any of its respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other of its agents (which we refer to as Akron’s representatives) will, directly or indirectly:

•

initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an acquisition proposal;

•

subject to certain exceptions, participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access, to any person (other than CNB) any information or data with respect to Akron or any of its subsidiaries or otherwise relating to an acquisition proposal;

•	release any person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Akron is a party; or

•

subject to certain exceptions, enter into any agreement, agreement in principle or letter of intent with respect to any acquisition proposal or approve or resolve to approve any acquisition proposal or any agreement, agreement in principle or letter of intent relating to an acquisition proposal.

Under the merger agreement, an “acquisition proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from CNB), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an acquisition transaction. An “acquisition transaction” means:

•

any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Akron or any of its subsidiaries;

•

any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of Akron or any of its subsidiaries representing, in the aggregate, 15% or more of the assets of Akron and its subsidiaries on a consolidated basis;

•

any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 15% or more of the votes attached to the outstanding securities of Akron or any of its subsidiaries;

•

any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 15% or more of any class of equity securities of Akron or any of its subsidiaries; or

•	any transaction which is similar in form, substance or purpose to any of the transactions listed above, or any combination of these types of transactions.

If Akron receives a bona fide unsolicited written acquisition proposal that did not result from a breach by Akron of any of the non-solicitation provisions in the merger agreement as discussed above, the Akron board of directors may (i) participate in discussions or negotiations regarding the unsolicited acquisition proposal or furnish the third party with, or otherwise afford the third party access to any information or data with respect to Akron or any of its subsidiaries or otherwise relating to the acquisition proposal, and (ii) subject to certain exceptions, enter into any agreement, agreement in principle or letter of intent with respect to any acquisition proposal or approve or resolve to approve any acquisition proposal or any agreement, agreement in principle or letter of intent relating to an acquisition proposal, if:

•

the Akron board of directors first determines in good faith, (1) after consultation with its outside legal counsel and a nationally recognized, independent financial advisor, that such acquisition proposal constitutes or is reasonably likely to lead to a superior proposal, and (2) after consultation with its outside legal counsel, that it is required to take such actions to comply with its fiduciary duties to its shareholders under applicable law;

•	Akron has provided CNB with at least two business days’ prior notice that the Akron board of directors is reasonably likely to make such a determination; and

•

prior to furnishing or affording access to any information or data with respect to Akron or any of its subsidiaries or otherwise relating to an acquisition proposal, the third party enters into a confidentiality agreement with Akron containing terms no less favorable to Akron than those contained in its confidentiality agreement with CNB.

A “superior proposal” means any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an acquisition transaction on terms that the Akron board of directors determines in its good faith judgment, after consultation with outside legal counsel and an independent financial advisor of nationally recognized reputation:

•

would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Akron’s common stock or all, or substantially all, of the assets of Akron and its subsidiaries on a consolidated basis;

•	would result in a transaction that:

•

involves consideration to the Akron shareholders that is more favorable, from a financial point of view, than the consideration to be paid to Akron shareholders pursuant to the merger agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks, financing conditions or other contingencies associated with the consummation or timing of the proposed transaction beyond or in addition to those specifically contemplated by the merger agreement; and

•	is, in light of the other terms of such proposal, more favorable to Akron shareholders than the merger and the transactions contemplated by the merger agreement; and

•	is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

Akron has agreed to promptly, and in any event within 24 hours, notify CNB in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Akron or any of its representatives, in each case in connection with any acquisition proposal. Any such notice will include the name of the person initiating such discussions or negotiations or making such proposal, offer or information request, the material terms and conditions of any proposals or offers and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, copies of these materials, except to the extent that such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement. Akron is also required to keep CNB informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

Akron has also agreed to provide CNB with any non-public information about Akron or any of its subsidiaries provided to any other person that was not previously provided to CNB, no later than the date provided to such other person.

In addition, under the merger agreement, Akron agreed that its board of directors, or any committee of the board, will not:

•

withdraw, qualify, amend or modify, or propose to withdraw, qualify, amend or modify, in a manner adverse to CNB in connection with the transactions contemplated by the merger agreement (including the merger), its recommendation that Akron shareholders vote to approve the merger agreement;

•	fail to reaffirm its recommendation that Akron shareholders vote to approve the merger agreement within five business days following a request by CNB;

•

make any statement, filing or release, in connection with the special meeting or otherwise, inconsistent with its recommendation that Akron shareholders vote to approve the merger agreement (including taking a neutral position or no position with respect to an acquisition proposal);

•	approve or recommend, or propose to approve or recommend, any acquisition proposal; or

•

enter into any letter of intent, agreement in principle, acquisition agreement or other agreement related to any acquisition transaction (other than a confidentiality agreement entered into in accordance with the non-solicitation provisions of the merger agreement); or requiring Akron to abandon, terminate or fail to consummate the merger or any other transaction contemplated by the merger agreement.

However, prior to the date of the special meeting of Akron shareholders, the Akron board of directors may withdraw, qualify, amend or modify its recommendation that Akron shareholders vote to approve the merger agreement if the Akron board reasonably determines in good faith, after consultation with outside legal counsel and a nationally recognized financial advisor, that (A) an unsolicited acquisition proposal that Akron received (that did not result from a breach of the non-solicitation provisions of the merger agreement) constitutes a superior proposal and (B) it is required to do so in order to comply with its fiduciary duties to the Akron shareholders under applicable law. In the event that the Akron board makes this determination, Akron must provide three business days’ prior written notice to CNB that its board has decided that the bona fide unsolicited written acquisition proposal constitutes a superior proposal. During the three business days after CNB’s receipt of the notice of a superior proposal, Akron and its board must cooperate and negotiate in good faith with CNB to make any adjustments, modifications or amendments to the terms and conditions of the merger agreement as would enable Akron to proceed with its board’s original recommendation with respect to the merger agreement without requiring Akron to withdraw, qualify, amend or modify its board’s recommendation with respect to the merger agreement. At the end of the three business day period, and after taking into account any such adjusted, modified or amended terms as may have been proposed by CNB during that period, the Akron board must again determine in good faith, after consultation with outside legal counsel, that:

•	it is required to withdraw, qualify, amend or modify its recommendation with respect to the merger agreement to comply with its fiduciary duties to its shareholders under applicable law; and

•	the acquisition proposal is a superior proposal.

In the event of any material revisions to the superior proposal, Akron must provide a new notice of such superior proposal to CNB. During the one business day period following receipt of such new written notice, Akron and its board must cooperate and negotiate in good faith with CNB to make any adjustments, modifications or amendments to the terms and conditions of the merger agreement as would enable Akron to proceed with its board’s original recommendation with respect to the merger agreement without requiring Akron to withdraw, qualify, amend or modify its board’s recommendation with respect to the merger agreement.

Employee Benefits

Under the terms of the merger agreement, as soon as practicable after the effective time of the merger, CNB will provide the employees of Akron and any of its subsidiaries who remain employed after the effective time of the merger with at least the types and levels of employee benefits comparable in the aggregate to those maintained for similarly-situated employees of CNB. CNB has the right in its sole discretion to terminate, merge or continue any of Akron’s employee benefit plans, except that CNB will maintain Akron’s plans (other than stock-based plans, incentive plans or defined benefit plans) until the employees of Akron and any of its subsidiaries are permitted to participate in comparable CNB plans. To the extent that Akron’s employees become eligible to participate in CNB’s employee benefit plans after the merger, CNB will:

•

provide each employee with eligibility and vesting credit, but not benefit accrual credit with respect to CNB’s plans and not for participation in or accrual under any retiree health plan or executive supplemental retirement plan, equal to the amount of service credited by Akron prior to the merger, unless such credit would result in a duplication of benefits;

•

subject to the terms of CNB’s employee plans, not treat any employee of Akron or any of its subsidiaries as a “new” employee for purposes of any exclusions under any health or similar plan of CNB for any pre-existing medical condition, except to the extent such employee was treated as a “new” employee under the Akron health plan; and

•

subject to the terms of CNB’s employee plans, provide for any deductibles, co-payments or out-of-pocket expenses paid under Akron’s health plans to be credited toward deductibles, co-payments or out-of-pocket expenses under CNB’s health plans upon delivery to CNB of appropriate documentation.

In addition, CNB has agreed to cause Akron and its subsidiaries to honor and continue to be obligated to perform all contractual rights of current and former employees and directors of Akron or any of its subsidiaries existing as of the date of the merger agreement under the terms of certain employment, severance, deferred compensation, change in control and supplemental retirement plans of Akron and its subsidiaries. CNB has also agreed to pay to each employee of Akron or any of its subsidiaries who is not covered by a written employment or severance agreement and either (i) not offered continued employment by CNB or CNB Bank after the effective time, or (ii) is terminated by CNB or any of its subsidiaries, without cause, within 12 months following the effective time, a severance payment equal to two weeks of his or her then current base salary multiplied by the number of total completed years of service with Akron or any Akron subsidiary. The minimum severance payment will equal four weeks of the employee’s base salary and the maximum severance payment shall not exceed 26 weeks of his or her base salary. Immediately prior to the effective time, Akron will accrue all unused sick time with respect to its employees and pay such amounts to its employees, subject to applicable withholding, as of the effective time.

If requested by CNB at least 15 days before the effective time of the merger, Akron has agreed to terminate its 401(k) plan as of the day prior to the effective time (but contingent upon the occurrence of the effective time). If, as a result of the merger, either CNB, Akron or any of their affiliates is required before or as of the effective time of the merger to provide notice of any employment loss to any employees of Akron or any of its subsidiaries or any person under the federal Worker Adjustment and Retraining Notification Act of 1988 or any state or local laws, regulations or ordinances related to plant closing, relocations, mass layoffs or employment losses, Akron has agreed to give all such required notices within the time frames required by applicable law, regulation or ordinance. From and after the effective time of the merger, to the extent not previously paid by Akron, CNB has agreed to cause CNB Bank and its subsidiaries to pay certain bonuses that are payable in 2020 or on or around the effective time of the merger, as described above in the section entitled “The Merger Agreement – Conduct of Business Pending the Merger – Conduct of Business of Akron Pending the Merger.”

Indemnification and Insurance

Indemnification. Under the merger agreement, CNB has agreed that all rights to indemnification and all limitations of liability existing in favor of any director or officer of Akron or any of its subsidiaries, as provided in the organization certificate and by-laws of Akron, similar governing documents of an Akron subsidiary or in applicable law as in effect on the date of the merger agreement with respect to matters occurring on or prior to the effective time of the merger will survive the merger.

Directors’ and Officers’ Insurance. The merger agreement provides for Akron to purchase an extended reporting period endorsement under its existing directors’ and officers’ liability insurance coverage prior to the effective time of the merger in a form acceptable to Akron. This extended reporting period endorsement will provide Akron’s directors and officers with coverage for six years following the effective time of the merger of not less than the existing coverage under, and have other terms at least as favorable to the insured persons as, the directors’ and officers’ liability insurance coverage presently maintained by Akron so long as the aggregate cost is less than 150% of the annual premium currently paid by Akron for such insurance. In the event that this premium limit is insufficient for such coverage, Akron will enter into an agreement to spend up to that amount to purchase such lesser coverage as may be obtained with such amount.

The Voting Agreements

Each of the directors of Akron has entered into a voting agreement with CNB. In the voting agreements, each director has each agreed to vote, and granted CNB an irrevocable proxy and power of attorney to vote, all of his or her shares of Akron common stock:

•	in favor of approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger;

•

against any action or agreement that would result in a breach of any covenant, representation or warranty, or any other obligation or agreement of Akron contained in the merger agreement or of the shareholder contained in the voting agreement, or that would preclude fulfillment of a condition under the merger agreement to Akron’s and CNB’s respective obligations to consummate the merger; and

•

against another acquisition proposal, or any agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect the consummation of the transactions contemplated by the merger agreement or of the voting agreement or the performance by the shareholder of his obligations under the voting agreement.

Under each such voting agreement, each Akron director has agreed not to, and not to permit any of his or her affiliates, to:

•

initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, another acquisition proposal;

•

participate in any discussions or negotiations regarding another acquisition proposal, or furnish, or otherwise afford access, to any person (other than CNB) any information or data with respect to Akron or any of its subsidiaries or otherwise relating to another acquisition proposal;

•	enter into any agreement, agreement in principle or letter of intent with respect to another acquisition proposal;

•

solicit proxies or become a participant in a solicitation with respect to another acquisition proposal (other than the merger agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the merger in accordance with the terms of the merger agreement;

•	initiate a shareholders’ vote or action by consent of Akron’s shareholders with respect to another acquisition proposal; or

•	except by reason of the voting agreement, become a member of a group with respect to any voting securities of Akron that takes any action in support of another acquisition proposal.

In addition, except under limited circumstances, the Akron directors also agreed not to sell, assign, transfer or otherwise dispose of or encumber their shares of Akron common stock while their voting agreement is in effect. The voting agreements terminate immediately upon the earlier of the effective time of the merger, the termination of the merger agreement in accordance with its terms, or mutual written agreement of the parties to each voting agreement.

As of the record date, these directors held 63,473 shares of Akron common stock, which represented approximately 21.16% of the outstanding shares of Akron common stock. The directors were not paid any additional consideration in connection with the execution of the voting agreements.

Additional Agreements

CNB and Akron have also agreed to use their reasonable best efforts to:

•	take all actions necessary, proper or advisable under the merger agreement and applicable law to consummate the merger as soon as practicable; and

•

promptly prepare and file all necessary documentation to obtain the consent, approval and authorization of all third parties and governmental entities which are necessary or advisable to consummate the merger.

The merger agreement also contains covenants relating to cooperation in the preparation of this proxy statement/prospectus and additional agreements relating to, among other things, access to information, notice of certain matters, the listing of CNB common stock on the NASDAQ Global Select Market, tax representation letters, and the appointment of one officer or director of Akron (selected by CNB in consultation with Akron) to the Advisory Board of CNB Bank.

Conditions to Completion of the Merger

The obligations of CNB, CNB Bank and Akron to consummate the merger are subject to the fulfillment of the following conditions:

•	the merger agreement being approved by the requisite affirmative vote of the shareholders of Akron;

•

CNB Bank and Akron having obtained all regulatory approvals required to consummate the transactions contemplated by the merger agreement, all related statutory waiting periods having expired, and none of the regulatory approvals having imposed any term, condition or restriction that CNB reasonably determines would prohibit or materially limit the ownership or operation by CNB or Akron of all or any material portion of the business or assets of CNB or Akron, or compel CNB to dispose of or hold separate all or any material portion of the business or assets of Akron or CNB (a “burdensome condition”);

•

the absence of any order, decree or injunction in effect, or any law, statute or regulation enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal the consummation of the transactions contemplated by the merger agreement; and

•

the registration statement, of which this proxy statement/prospectus is a part, being declared effective and the absence of any proceeding or threatened proceeding to suspend, or stop order suspending, that effectiveness.

In addition, the obligation of CNB and CNB Bank to complete the merger is subject to the fulfillment or written waiver, where permissible, of the following conditions:

•

each of the representations and warranties of Akron contained in the merger agreement having been true and correct as of the date of the merger agreement and as of the closing date of the merger, unless the failure of those representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not reasonably be likely to have, a material adverse effect on Akron;

•

each and all of the agreements and covenants of Akron to be performed and complied with pursuant to the merger agreement on or prior to the closing date of the merger having been duly performed and complied with in all material respects;

•	CNB having received a certificate from the chief executive officer and chief financial officer of Akron with respect to compliance with the foregoing conditions;

•	CNB having received an opinion from its tax counsel that the merger will be treated for federal income tax purposes as a “reorganization” under Section 368(a) of the Code;

•

CNB having obtained all regulatory approvals required to consummate the merger of CNB Bank and Akron, all related statutory waiting periods having expired, and none of the regulatory approvals having imposed any term, condition or restriction that CNB reasonably determines would be a burdensome condition;

•

the absence of any order, decree or injunction in effect, or any law, statute or regulation enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal the consummation of the merger of CNB Bank and Akron; and

The obligations of Akron to complete the merger are subject to the fulfillment or written waiver, where permissible, of the following additional conditions:

•

each of the representations and warranties of CNB contained in the merger agreement having been true and correct as of the date of the merger agreement and as of the closing date of the merger, unless the failure of those representations and warranties to be true and correct, individually or in the aggregate, has not had, or would not reasonably be likely to have, a material adverse effect on CNB;

•

each and all of the agreements and covenants of CNB to be performed and complied with pursuant to the merger agreement on or prior to the closing date of the merger having been duly performed and complied with in all material respects;

•	Akron having received a certificate from the chief executive officer and chief financial officer of CNB with respect to compliance with the foregoing conditions; and

•	Akron having received an opinion from its tax counsel that the merger will be treated for federal income tax purposes as a “reorganization” under Section 368(a) of the Code.

“Material adverse effect” when used in reference to CNB or Akron, means any fact, change, event, development, effect or circumstance that, individually or in the aggregate, (A) are, or would reasonably be expected to be, materially adverse to the current or prospective business, prospects, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of CNB or Akron, taken as a whole, or (B) would reasonably be expected to prevent CNB or Akron from materially performing its obligations under the merger agreement or consummating the transactions contemplated by the merger agreement; however, material adverse effect does not include the impact of:

•

any fact, change, event, development, effect or circumstance arising after the date of the merger agreement affecting banks or their holding companies generally or arising from changes in general business or economic conditions (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on CNB or Akron, taken as a whole);

•

any fact, change, event, development, effect or circumstance resulting from any change in law, generally accepted accounting principles or regulatory accounting after the date of the merger agreement, which affects generally entities such as CNB or Akron, taken as a whole (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on CNB or Akron, taken as a whole);

•

actions and omissions of CNB or Akron taken with the prior written consent of the other party in furtherance of the transactions contemplated by the merger agreement or otherwise permitted to be taken by CNB or Akron under the merger agreement;

•	any fact, change, event, development, effect or circumstance resulting from the announcement or pendency of the transactions contemplated by the merger agreement;

•	any failure by CNB or Akron to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period; and

•	changes in the trading price or trading volume of CNB’s common stock.

Termination of the Merger Agreement

The merger agreement may be terminated and the merger and the transactions contemplated by the merger agreement abandoned as follows:

•	by mutual written consent of the parties;

•

by CNB or Akron if the merger is not consummated by September 30, 2020, unless the terminating party’s failure to comply with the merger agreement was the cause of the failure of the merger to occur on or before this date;

•

by CNB or Akron if the other party materially breaches any of its representations, warranties, covenants or other agreements contained in the merger agreement (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement), and the breach cannot be or has not been cured within 30 days of written notice of the breach and such breach would entitle the non-breaching party not to consummate the transactions contemplated by the merger agreement;

•

by CNB or Akron if any regulatory approval required for consummation of the merger and the other transactions contemplated by the merger agreement has been denied by final nonappealable action of any regulatory authority, or any governmental entity has issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting the transactions contemplated by the merger agreement, provided that the terminating party has used its reasonable best efforts to have the order, injunction or decree lifted;

•

by CNB or Akron if the required approval of the merger agreement by the Akron shareholders is not obtained at a duly held meeting of the Akron shareholders or at any adjournment or postponement thereof;

•	by CNB, if the Akron board of directors:

•

withdraws, qualifies, amends, modifies or withholds its recommendation to the Akron shareholders to vote in favor of the merger agreement or makes any statement, filing or release that is inconsistent with the recommendation;

•	materially breaches its obligation to call, give notice of and commence the special meeting;

•	approves or recommends another acquisition proposal;

•	fails to publicly recommend against a publicly announced acquisition proposal within five business days of being requested to do so by CNB;

•

fails to publicly reconfirm its recommendation to its shareholders to vote in favor of the merger agreement within five business days of being requested to do so by CNB, except during a period in which the board of directors of Akron is evaluating an acquisition proposal to comply with its fiduciary duties to Akron’s shareholders under applicable law; or

•	resolves or otherwise determines to take, or announces an intention to take, any of the actions listed above;

•	by CNB if Akron breaches in any material respect the provisions in the merger agreement prohibiting the solicitation of other offers; or

•

by Akron, if its board of directors so determines by a majority vote of the members of its entire board, at any time during the five business day period commencing on the latest of the date, which is referred to as the determination date, on which (1) all regulatory approvals have been received, and (2) the approval of the merger agreement by the Akron shareholders is obtained, if both of the following conditions are satisfied:

•

the average of the daily closing sales prices of a share of CNB common stock as reported on the NASDAQ Global Select Market for the 10 consecutive trading days immediately preceding the determination date is less than $25.77 (which represents 80% of the average of the daily closing sales prices of a share of CNB common stock, as reported on the NASDAQ Global Select Market, for the 10 consecutive trading days immediately preceding the date of the merger agreement); and

•

the number obtained by dividing the average of the daily closing sales prices of a share of CNB common stock as reported on the NASDAQ Global Select Market for the 10 consecutive trading days immediately preceding the determination date by the average of the daily closing sales prices of a share of CNB common stock, as reported on the NASDAQ Global Select Market, for the 10 consecutive trading days immediately preceding the date of the merger agreement is less than the quotient obtained by dividing the average of the closing prices of the NASDAQ Bank Index on each of the 10 consecutive trading days immediately preceding the determination date by the average of the closing prices of the NASDAQ Bank Index for the 10 consecutive trading days immediately preceding the date of the merger agreement, minus 0.20.

If the Akron board of directors exercises the termination right described immediately above, CNB will have the option to increase the amount of CNB common stock to be provided to Akron shareholders such that the implied value of the exchange ratio would be equivalent to the minimum implied value that would have avoided triggering the termination right described above. If CNB elects to increase the exchange ratio pursuant to the preceding sentence, no termination will occur.

Termination Fee

Under the terms of the merger agreement, Akron must pay CNB a termination fee of $2.5 million if:

•	CNB terminates the merger agreement as a result of the Akron board of directors:

•

withdrawing, qualifying, amending, modifying or withholding its recommendation to the Akron shareholders to vote in favor of the merger agreement or making any statement, filing or release that is inconsistent with the recommendation;

•	materially breaching its obligation to call, give notice of and commence the special meeting;

•	approving or recommending another acquisition proposal;

•	failing to publicly recommend against a publicly announced acquisition proposal within five business days of being requested to do so by CNB;

•	failing to publicly reconfirm its recommendation to its shareholders to vote in favor of the merger agreement within five business days of being requested to do so by CNB, except during a period in which the board of directors of Akron is evaluating an acquisition proposal to comply with its fiduciary duties to Akron’s shareholders under applicable law; or

•	resolving or otherwise determining to take, or announcing an intention to take, any of the actions listed above; or

•	CNB terminates the merger agreement as a result of a material breach by Akron of the provisions in the merger agreement prohibiting the solicitation of other offers.

Akron has further agreed to pay to CNB a termination fee of $2.5 million if:

•	CNB or Akron terminates the merger agreement as a result of a breach by Akron of any of its representations, warranties, covenants or agreements contained in the merger agreement and:

•

the failure of two-thirds of the Akron shareholders to approve the merger agreement, or the merger not having been consummated by September 30, 2020, due to the failure of Akron shareholders to approve the merger agreement, and an acquisition proposal with respect to Akron has been publicly announced, disclosed or otherwise communicated to the Akron board of directors or senior management of Akron prior to September 30, 2020, or prior to the special meeting, as applicable; and

•

within 12 months of termination of the merger agreement, Akron recommends to its shareholders another acquisition proposal or enters into a definitive agreement with respect to, or consummates, another acquisition transaction; or

Akron has also agreed to pay to CNB a termination fee of $2.5 million if:

•	CNB terminates the merger agreement as a result of:

•

an acquisition proposal with respect to Akron has been publicly announced, disclosed or otherwise communicated to the Akron board of directors or senior management of Akron prior to such breach or during the related cure period; and

•

within 12 months of termination of the merger agreement, Akron recommends to its shareholders an acquisition proposal or enters into a definitive agreement with respect to, or consummates, an acquisition transaction.

CNB has agreed to pay to Akron a termination fee of $1.25 million if:

•

CNB or Akron terminates the merger agreement as a result of the merger not having been consummated by September 30, 2020, unless the terminating party’s failure to comply with the merger agreement was the cause of the failure of the merger to occur on or before this date; and

•	all regulatory approvals required for consummation of the merger and the other transactions contemplated by the merger agreement have not been obtained.

Waiver and Amendment

At any time prior to the completion of the merger, the merger agreement may be waived by the party intended to benefit by the provision, or amended or modified by a written action taken or authorized by their respective boards of directors. However, after the approval of the merger agreement by the Akron shareholders, no amendment will be made which by law requires further approval by Akron shareholders without such further approval.

Expenses

Each party will pay all fees and expenses it incurs in connection with the merger agreement and the related transactions, except that any printing costs and SEC filing and registration fees shall be borne by CNB.

Specific Performance

CNB and Akron have agreed that they are each entitled to an injunction or other equitable relief to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement, this being in addition to any other remedy to which the parties are entitled at law or in equity.

COMPARISON OF SHAREHOLDER RIGHTS

Akron is a bank organized under the laws of the State of New York and CNB is incorporated under the laws of the Commonwealth of Pennsylvania. Upon completion of the merger, the amended and restated articles of incorporation and by-laws of CNB in effect immediately prior to the effective time of the merger will remain unchanged and the rights of Akron shareholders who receive shares of CNB common stock as a result of the merger will be governed by Pennsylvania law, CNB’s amended and restated articles of incorporation, which is referred to in this proxy statement/prospectus as CNB’s articles of incorporation, and CNB’s by-laws. The following discussion summarizes certain material differences between the rights of holders of Akron common stock and CNB common stock resulting from the differences in the companies’ respective governing documents and applicable New York and Pennsylvania law.

This discussion does not purport to be a complete statement of the rights of holders of CNB common stock under applicable Pennsylvania law and CNB’s articles of incorporation and by-laws or the rights of holders of Akron common stock under applicable New York law and Akron’s organization certificate and Akron’s by-laws, which are referred to in this proxy statement/prospectus as Akron’s bylaws, and is qualified in its entirety by reference to the governing corporate documents of CNB and Akron and applicable law. See “Where You Can Find More Information” beginning on page 88.

	Akron	CNB
Capital Stock

Akron’s organization certificate authorize 350,000 shares of common stock, par value $3.00 per share.

As of December 18, 2019, there were (i) 300,000 shares of Akron common stock issued and outstanding.

CNB’s articles of incorporation authorize 50,000,000 shares of capital stock, no par value per share.

As of December 18, 2019, there were (i) 15,249,257 shares of CNB common stock issued and outstanding (ii) 111,689 shares of CNB common stock held, directly or indirectly, by CNB as treasury stock, and (iii) 2,001,870 shares reserved for issuance in the merger.

Board of Directors; Classification

The NYBL, provides that the board of directors of an New York bank shall be not less than seven (7) nor more than twenty (20). The articles or regulations of a corporation may fix the number of directors.

Akron’s by-laws provide that the number of directors shall not be less than seven (7) nor more than fifteen (15) and that the exact number will be fixed and determined from time to time by the board of directors.

Akron’s directors serve for one year terms or until the next annual meeting of stockholders and the election of their qualified successors.

The Pennsylvania Business Corporation Law of 1988, or BCL, provides that the board of directors of a Pennsylvania corporation must consist of one (1) or more directors. The articles or bylaws of a corporation may fix the number of directors

CNB’s bylaws provide that the number of directors shall not be less than nine (9) nor more than twenty-four (24), as may be determined from time to time by resolution of a majority of the board of directors.

CNB’s board of directors is divided into three classes, with directors in each class being elected for staggered three-year terms

The board of directors of CNB is classified, the board of directors of Akron is not classified.

	Akron	CNB
Removal of Directors	Any director of Akron may be removed at any time, by vote of the holders of a majority of the outstanding stock.

The BLC provides that the entire board of directors, a class of the board, or any individual director may be removed from office by vote of the shareholders entitled to elect directors. If a board of directors is classified, such removal may be effected only for cause unless otherwise provided in the articles of incorporation by a specific and unambiguous statement to that effect.

CNB’s articles of incorporation do not provide for removal by shareholder vote without cause.

Under CNB’s by-laws, the board of directors may declare vacant the office of a director who has been judicially declared of unsound mind or who has been convicted of an offense punishable by imprisonment for a term of more than one year or if, within 60 days after notice of his or her selection, the director does not accept the office either in writing or by attending a meeting of the board of directors. Additionally, CNB’s by-laws permit the board of directors to remove a fellow director upon a two-thirds (2/3) majority vote for conduct or circumstances detrimental to the best interests of CNB.

Both Akron and CNB directors may be removed without cause by majority vote of the shareholders. CNB’s board of directors may remove a fellow director under certain circumstances.
Vacancies on the Board of Directors and Additional Directors	Akron’s by-laws provide that any vacancies in the board of directors may be filled by the a majority of the remaining directors. Any director elected to fill a vacancy shall be elected for the term remaining until the next stockholder meeting at which directors are elected.

CNB’s by-laws provide that vacancies in the board of directors, including vacancies resulting from an increase in the number of directors, may be filled by a majority vote of the remaining members of the board of directors though less than a quorum, or by a sole remaining director, and each person so selected shall be a director to serve until the next annual meeting of shareholders, at which time he or she shall stand separately for election to serve out the term to which he or she has been appointed.

The board of directors of each of Akron and CNB may fill vacancies.

	Akron	CNB
Cumulative Voting for Election of Directors

The NYBL permits cumulative voting in the election of directors, except as otherwise provided in a corporation’s organization certificate.

Akron’s organization certificate does not address cumulative voting.

CNB’s articles of incorporation provide that shareholders shall not have the right to cumulate their votes in the election of directors.
CNB does not permit cumulative voting for the election of directors.
Right to Call a Special Meeting of Shareholders

Akron’s by-laws provide that a special meeting of the shareholders may be called by (i) the chairman of the board of directors; (ii) Akron’s president; (iii) by the chairman or president at the written request of a majority of the members of the board of directors; or (iv) as provided by statute.

CNB’s by-laws provide that special meetings of the shareholders may be called at any time by (i) CNB’s president; (ii) by order of the board of directors; or (iii) upon the written request of shareholders entitled to cast at least twenty percent (20%) of the votes that all shareholders are entitled to cast at the particular meeting.

CNB shareholders may call a special meeting of shareholders, subject to certain minimum vote requirements.
Notice of Shareholder Meetings	Akron’s by-laws provide that, notice of a meeting of shareholders shall be given, either by personal delivery or by mail, postage prepaid, not more than fifty (50) nor fewer than (10) days before the date of the meeting.

CNB’s by-laws provide that all shareholder meetings shall only be upon at least twenty-one (21) days prior written notice. Whenever written notice is required to be given to any person, it may be given to the person either personally or by sending a copy thereof by first class or express mail, postage prepaid, or by telegram (with messenger service specified), telex or TWX (with answerback received) or courier service, charges prepaid, or by facsimile transmission, or by electronic mail or other electronic communication, to the address (or to the telex, TWX or fax number or the electronic mail address) of the person appearing on the books of CNB or, in the case of directors, supplied by the director to CNB for the purpose of notice.

In the case of a meeting of CNB’s shareholders that has as one of its purposes action on the by-laws, written notice is to be given to each shareholder that the purpose, or one of the purposes, of the meeting is to consider the adoption, amendment or repeal of the by-laws. There is to be included in, or enclosed with, the notice a copy of the proposed amendment or a summary of the changes to be effected thereby.

	Akron	CNB

Akron must provide prior written notice of a shareholder meeting within at least ten days of the meeting. CNB must provide prior written notice of a shareholder meeting at least twenty-one days prior to the meeting.

Shareholder Nominations and Proposals	Akron’s by-laws do not impose any procedural requirement for the nomination of candidates for election as directors or for proposals to be acted upon at a meeting of the shareholders.	CNB’s by-laws do not impose any procedural requirement for the nomination of candidates for election as directors or for proposals to be acted upon at a meeting of the shareholders.
Akron and CNB shareholders have the ability to bring nominations and proposals before a meeting of shareholders without restriction.
Shareholder Quorum	Akron’s by-laws provide that the presence, in person or by proxy, of the holders of a majority of the outstanding stock entitled to vote constitutes a quorum.

CNB’s by-laws provide that the presence of shareholders entitled to cast at least a majority of the votes that all shareholders are entitled to cast on a particular matter to be acted upon at a meeting of shareholders shall constitute a quorum for the purposes of consideration and action on the matter. Shares of CNB owned, directly or indirectly, by it or controlled, directly or indirectly, by CNB’s board of directors, as such, shall not be counted in determining the total number of outstanding shares for quorum purposes at any given time. If a meeting cannot be organized because a quorum has not attended, those present may, except as provided by statute, adjourn the meeting to such time and place as they may determine.

For both Akron and CNB a majority of the votes entitled to be cast on a particular matter constitutes quorum. In determining the presence of a quorum, CNB does not count voting shares controlled, directly or indirectly, by CNB or its board of directors.

Inspection of Corporate Records/ Shareholder Lists	Under the NYBL any person who has been a stockholder of record for at least six (6) months or has been authorized by the holders of at least 5% of any class of outstanding shares, upon at least five days’ written demand, shall have the right to examine the records of the corporation in which the stock is held.	CNB’s by-laws provide that every shareholder shall, upon ten (10) days’ written verified demand stating specifically the purpose thereof, have a right to examine, in person or by agent or attorney, during the usual hours for business and for any proper purpose, the share register, books and records of account, and records of the proceedings of the incorporators, shareholders and directors and to make copies or extracts therefrom. A proper purpose shall mean a purpose reasonably related to the interest of the person as a shareholder. In every instance where an attorney or other agent is the person who seeks the right of inspection, the demand

	Akron	CNB

shall be accompanied by a verified power of attorney or other writing that authorizes the attorney or other agent to so act on behalf of the shareholder. The demand shall be directed to CNB at its registered office in Pennsylvania or at its principal place of business wherever situated.

The shareholders of Akron and CNB have similar inspection rights.
Amendment of Organization Certificate/Articles of Incorporation	The NYBL provides that the organization certificate may be amended by vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of stockholders, and for certain amendments (such as a greater requirement for quorum), require an approval by the holders of two-thirds (2/3) of all outstanding shares entitled to vote thereon.

Under the BCL, a vote of the shareholders entitled to vote on a proposed amendment of the articles of a business corporation shall be taken at the next annual or special meeting of which notice for that purpose has been duly given. Unless the articles of incorporation or a specific provision of the BCL requires a greater vote, a proposed amendment of the articles of a business corporation will be adopted upon receiving the affirmative vote of a majority of the votes cast by all shareholders entitled to vote. Every amendment of the articles of a business corporation shall be proposed: (1) by the adoption by the board of directors of a resolution setting forth the proposed amendment; or (2) unless otherwise provided in the articles, by petition of shareholders entitled to cast at least 10% of the votes that all shareholders are entitled to cast thereon, setting forth the proposed amendment, which petition shall be directed to the board of directors and filed with the secretary of the corporation. Except as provided in (2) above (relating to proposal of amendments), a proposed amendment of the articles shall not be deemed to have been adopted by the corporation unless it has also been approved by the board of directors, regardless of the fact that the board has directed or suffered the submission of the amendment to the shareholders for action.

The organization certificate/articles of incorporation of both Akron and CNB may be amended only by vote of their shareholders, subject to certain minimum vote requirements.
Amendment of Bylaws	The NYBL provides that a bank has the corporate power to adopt, amend or repeal by-laws.	CNB’s by-laws may be amended or repealed, or new by-laws may be adopted, by affirmative vote of a majority of the

	Akron	CNB

shareholders entitled to vote at any duly organized annual or special meeting of shareholders. Any change in the by-laws shall take effect when adopted unless otherwise provided in the resolution effecting the change.

In the case of a meeting of shareholders that has as one of its purposes action on the by-laws, written notice is to be given to each shareholder that the purpose, or one of the purposes, of the meeting is to consider the adoption, amendment or repeal of the by-laws. There is to be included in, or enclosed with, the notice a copy of the proposed amendment or a summary of the changes to be effected thereby.

Akron’s by-laws may be amended by its board of directors. CNB’s by-laws may be amended from time to time by vote of their shareholders.
Shareholder Rights Plan	None.	None.
Neither Akron nor CNB has a shareholder rights plan currently in place.
Action without a Meeting	Akron by-laws do not provide for action without a meeting.

CNB’s by-laws provide that CNB’s shareholders may take action by written consent in lieu of a meeting with (i) the consent of all of the shareholders who would be entitled to vote thereon at a meeting of the shareholders or (ii) the consent of shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. The action shall not become effective until after at least ten (10) days’ written notice of the action has been given to each shareholder entitled to vote thereon who has not consented thereto.

Only CNB shareholders may take action by written consent in lieu of a meeting with the consent of (i) all shareholders who would have been entitled to vote at the meeting or (ii) shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at the meeting, provided certain notice requirements have been met.

	Akron	CNB
Rights of Dissenting Shareholders

Under the NYBL, dissenting shareholders are entitled to dissenters’ rights in the case of any of the following transactions requiring stockholder approval: (i) merger, (ii) acquisition of assets, and (iii) a sale, lease, exchange or other disposition.

The NYBL requires that a shareholder’s written demand must be delivered to the bank before the vote on the matter giving rise to dissenters’ rights, and that the dissenting shareholder cannot vote in favor of the action. Shareholders may, in the case of a merger or consolidation, obtain a judicial appraisal of the fair value of their shares if they have neither voted in favor of nor consented in writing to the merger or consolidation.

Under the BCL, shareholders may, in the case of a merger or consolidation, obtain a judicial appraisal of the fair value of their shares if they have neither voted in favor of nor consented in writing to the merger or consolidation. Shareholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, at the record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders, are either (1) listed on a national securities exchange or (2) held of record by more than 2,000 holders, with certain exceptions.
Akron shareholders are entitled to an appraisal of their shares in this transaction, CNB holders do not.
Preemptive Rights

Preemptive rights generally allow shareholders to maintain their proportionate share of ownership of a corporation by permitting the shareholders to purchase a proportionate share of any new stock issuances. Preemptive rights protect the shareholders from dilution of value and control upon new stock issuances.

	Akron’s organization certificate, does not grant shareholders any preemptive rights.	Under CNB’s articles of incorporation, the shares of stock of CNB shall not have preemptive rights.
Neither Akron shareholders nor CNB shareholders have preemptive rights.
Dividends	The NYBL provides that dividends may be paid in cash, property or shares of a corporation’s capital stock. The NYBL further provides that a corporation may pay dividends out of surplus except when there is any impairment of capital stock, or when the declaration, payment, or distribution would be contrary to any restrictions contained in the organization certificate.

Under the BCL, the board of directors may declare and pay dividends, unless after paying such distribution the corporation would be unable to pay its debts as they come due, the total assets of the corporation would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time as of which the distribution is measured, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distributions.

Akron and CNB may each declare and pay dividends.

	Akron	CNB
Business Combinations	The NYBL provides that in the case of stock corporations a merger is authorized by the affirmative vote, at a duly organized meeting, of the stockholders owning at least two-thirds (2/3) of the stock of each corporation in the merger.

Subject to certain exceptions, the BCL provides that the affirmative action of a majority of the outstanding shares entitled to vote shall be required in order to effect the merger or consolidation of a corporation.

CNB’s by-laws provide that whenever any corporate action is to be taken by vote of its shareholders, such action shall be authorized upon receiving the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon and, if any shareholders are entitled to vote thereon as a class, upon receiving the affirmative vote of a majority of the votes cast by the shareholders entitled to vote as a class.

CNB’s articles of incorporation provide that in order to effect the merger or consolidation of CNB into another corporation which is not a wholly-owned subsidiary of CNB, the affirmative vote of sixty-six percent (66%) of the outstanding shares entitled to vote is required.

CNB requires shareholders’ majority approval for the merger. By statute Akron requires a two-thirds affirmative vote.

Pennsylvania Anti-Takeover Provisions

Under the BCL certain anti-takeover provisions apply to Pennsylvania publicly traded companies including those relating to (i) control share acquisitions, (ii) disgorgement of profits by certain controlling persons, (iii) business combination transactions with interested shareholders and (iv) the rights of shareholders to demand fair value for their stock following a control transaction. Pennsylvania law allows registered corporations to opt-out of any of these anti-takeover provisions. CNB has not opted out of the anti-takeover provisions listed above. A general summary of the applicable anti-takeover provisions is set forth below.

Control Share Acquisitions. The BCL limits control share acquisitions relating to the act of acquiring for the first time voting power over voting shares equal to at least 20%, 33 1/3% and 50% of the voting power of the corporation. Once a control share acquisition has occurred, then all shares in excess of the number required to meet the applicable threshold, plus shares purchased at any time with the intention of making a control share acquisition and shares purchased within 180 days of the date the triggering threshold was exceeded, are considered control shares. Control shares cannot vote either until their voting rights have been restored by two separate votes of the shareholders, as described below, at a meeting or until they have been transferred to a person who does not thereby also become the holder of control shares.

The holder of control shares may wait until the next annual or special meeting after the acquisition took place to submit the request for the restoration of voting rights to the shareholders, or the acquiring person may accelerate the process by agreeing to underwrite the cost of a special meeting of shareholders for that purpose. In either case, the acquiring person is required to furnish for distribution to the shareholders an information statement containing a detailed disclosure concerning the acquiring person, its intentions with respect to ownership of securities of the corporation and other matters. The restoration of voting rights may only be approved by the affirmative vote of the holders of a majority of the voting power entitled to vote in two separate votes of all of (i) the disinterested shareholders and (ii) the voting shares of the corporation.

For a period of 24 months after the later of (i) a control share acquisition by an acquiring person who does not properly request consideration of voting rights, or (ii) the denial of such a request or lapse of voting rights, the corporation may redeem all the control shares at the average public market sales price of the shares on the date notice of the call for redemption is given by the corporation.

Disgorgement of Profits by Certain Controlling Persons. Under the BCL, disgorgement of profits by certain controlling persons applies in the event that (i) any person or group publicly discloses that the person or group may acquire control of the corporation, or (ii) a person or group acquires (or publicly discloses an intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation received by the person or group during such 18-month period will belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

Business Combination Transactions with Interested Shareholders. The BCL prohibits certain business combinations with “interested shareholders,” defined as persons who acquire the direct or indirect beneficial ownership of shares entitled to cast at least 20% of the votes entitled to be cast for the election of directors. A corporation subject to this provision may not effect mergers or certain other business combinations with the interested shareholder for a period of five years, unless:

•

the business combination or the acquisition of stock by means of which the interested shareholder became an interested shareholder is approved by the corporation’s board of directors prior to such stock acquisition;

•	the business combination is approved by the affirmative vote of the holders of all the outstanding common shares of the corporation; or

•

the business combination is approved by the affirmative vote of the holders of a majority of all shares entitled to vote, excluding shares held by the interested shareholders, and at the time of such vote, the interested shareholder is the beneficial owner of at least 80% of the voting shares of the corporation. This exception applies only if the value of the consideration to be paid by the interested shareholder in connection with the business combination satisfies certain fair price requirements.

After the five-year restricted period, an interested shareholder of the corporation may engage in a business combination with the corporation if (i) the business combination is approved by the affirmative vote of a majority of the shares other than those beneficially owned by the interested shareholder and its affiliates, or (ii) the merger is approved at a shareholders meeting and certain fair price requirements are met.

Rights of Shareholders to Demand Fair Value for Stock Following a Control Transaction. The BCL provides, generally, that following a control transaction, any holder of voting shares may, prior to or within a reasonable time following the giving of notice by the controlling person, demand that the controlling person pay them the fair value of their shares under specified procedures. Fair value may not be less than the highest price paid per share by the controlling person at any time during the 90-day period ending on and including the date on which the controlling person became such, plus any increment representing any value, such as a control premium, that is not reflected in such price.

LEGAL MATTERS

The validity of the shares of CNB common stock to be issued in the merger will be passed upon for CNB by Hogan Lovells US LLP, 555 Thirteenth Street, NW, Columbia Square, Washington, D.C. 20004. Hogan Lovells US LLP and Hodgson Russ LLP, 605 Third Avenue, Suite 2300, New York, NY 10158, will deliver opinions to CNB and Akron, respectively, as to certain federal income tax consequences of the merger. See “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 54.

EXPERTS

The consolidated financial statements of CNB as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, have been audited by Crowe LLP, independent registered public accounting firm, as set forth in their report. Such consolidated financial statements have been so incorporated into this document and into the registration statement by reference to CNB’s Annual Report on Form 10-K for the year ended December 31, 2018, in reliance upon their report and given upon the authority of said firm as experts in accounting and auditing.

FUTURE SHAREHOLDER PROPOSALS

If the merger is completed, Akron shareholders will become shareholders of CNB. Any shareholder proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) intended to be presented at the 2020 annual meeting was required to be received at CNB’s executive offices no later than November 11, 2019 to be considered for inclusion in CNB’s 2020 proxy statement materials. In addition, any shareholder nominee to the Board or proposal regarding any other matter to be acted upon at the 2020 annual meeting of shareholders (other than a shareholder proposal included in our proxy materials pursuant to Rule 14a-8 of the rules promulgated under the Exchange Act) was required to have been submitted to CNB no later than January 31, 2020.

WHERE YOU CAN FIND MORE INFORMATION

CNB files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. SEC filings are also available to the public at the SEC’s website at www.sec.gov.

CNB has filed a registration statement on Form S-4 to register with the SEC the shares of CNB common stock that Akron shareholders may receive in the merger. This proxy statement/prospectus is part of the registration statement of CNB on Form S-4 and is a prospectus of CNB and a proxy statement of Akron for the Akron special meeting.

The SEC permits CNB to “incorporate by reference” information into this proxy statement/prospectus. This means that CNB can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is considered a part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or by information contained in documents filed with or furnished to the SEC after the date of this proxy statement/prospectus that is incorporated by reference in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that have been previously filed with the SEC. These documents contain important information about CNB and its financial condition.

CNB SEC Filings (SEC File Number 000-13396)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2018, filed March 7, 2019
Proxy Statement on Schedule 14A	Filed March 13, 2019 (solely to the extent incorporated by reference into Part III of our Annual Report on Form 10-K for the year ended December 31, 2018)
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2019, filed May 9, 2019, June 30, 2019, filed August 8, 2019, and September 30, 2019, filed November 6, 2019
Current Reports on Form 8-K or Form 8-K/A	Filed February 13, 2019, March 5, 2019, April 18, 2019, May 16, 2019, May 16, 2019, July 10, 2019, August 13, 2019, October 25, 2019, November 13, 2019, November 20, 2019, November 21, 2019, and December 18, 2019 (other than the portions of those documents not deemed to be filed)
Description of CNB common stock contained in CNB Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating these descriptions	Filed April 17, 1985

In addition, CNB also incorporates by reference additional documents that it may file with the SEC under Sections 13(a), 13(c) or 15(d) of the Exchange Act, between the date of the initial filing of the registration statement and the date of the Akron special meeting. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. To the extent that any information contained in any Current Report on Form 8-K, or any exhibit to such report, was furnished to, rather than filed with, the SEC, such information or exhibit is not specifically incorporated by reference into this proxy statement/prospectus.

Documents incorporated by reference are available from CNB, without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from CNB at the following addresses and telephone numbers:

CNB Financial Corporation

1 South Second Street

P.O. Box 42

Clearfield, Pennsylvania 16830

Attention: Richard L. Greslick, Jr.

(814) 765-9621

www.bankcnb.com

(“Investor Relations” tab)

Neither CNB nor Akron has authorized anyone to give any information or make any representation about the merger or the Akron special meeting that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that are incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities pursuant to this proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus by reference or in our affairs since the date of this proxy statement/prospectus. The information contained in this proxy statement/prospectus with respect to CNB was provided by CNB, and the information contained in this proxy statement/prospectus with respect to Akron was provided by Akron. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

ANNEX A—AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

by and among

CNB FINANCIAL CORPORATION

CNB BANK

and

BANK OF AKRON

Dated as of December 18, 2019

A-i

A-ii

A-iii

THIS AGREEMENT AND PLAN OF MERGER, dated as of December 18, 2019 (this “Agreement”), by and between CNB Financial Corporation, a Pennsylvania corporation (“CNB”), CNB Bank, a Pennsylvania-chartered nonmember bank (“CNB Bank”) and Bank of Akron, a New York-chartered nonmember bank (the “Company”).

RECITALS

WHEREAS, the respective Boards of Directors of CNB and the Company have determined that it is in the best interests of their respective corporations and shareholders to enter into this Agreement and to consummate the strategic business combination provided for herein, pursuant to which, subject to the terms and conditions set forth herein, the Company will merge with and into CNB Bank, with CNB Bank as the surviving bank (the “Merger”);

WHEREAS, as a condition to the willingness of CNB to enter into this Agreement, each of the directors of the Company have entered into a Voting Agreement with CNB dated as of the date hereof (a “Voting Agreement”), substantially in the form attached hereto as Exhibit A, pursuant to which each such director has agreed, among other things, to vote all shares of the Company’s common stock, par value $3.00 per share (“Company Common Stock”), for which they have and possess voting authority, in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in the Voting Agreements;

WHEREAS, the parties intend the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01    The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Federal Bank Merger Act, 12 U.S.C. § 1828(c), the Pennsylvania Banking Code of 1965, as amended (the “Pennsylvania Banking Code”), and the New York Banking Law, as amended, and in reliance upon the representations, warranties and covenants set forth herein, at the Effective Time, the Company shall merge with and into CNB Bank and CNB Bank shall be the surviving entity (the “Surviving Bank”), and shall continue to be governed by the laws of the Commonwealth of Pennsylvania.

Section 1.02    Effective Time. On the Closing Date, as promptly as practicable after all of the conditions set forth in Article VII shall have been satisfied or, if permissible, waived by the party entitled to the benefit of the same, CNB Bank and the Company shall execute and file articles of merger in a form reasonably satisfactory to CNB and the Company with the Pennsylvania Department of Banking and Securities, in accordance with Pennsylvania law and with the New York Department of Financial Services, in accordance with the New York Banking Law. The Merger shall become effective on the date of such filings at the time specified therein (the “Effective Time”).

Section 1.03    Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided herein and as provided in the applicable provisions of the Pennsylvania Banking Code, and the regulations promulgated thereunder. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the separate corporate existence of the Company shall cease and all of the rights, privileges, powers, franchises, properties, assets, debts, liabilities, obligations, restrictions, disabilities and duties of the Company shall be vested in and assumed by CNB.

Section 1.04    Closing. Subject to Article VIII, the transactions contemplated by this Agreement shall be consummated at a closing (the “Closing”) that will take place remotely via the electronic exchange of documents and signatures immediately prior to the Effective Time at 10:00 a.m., Eastern time, or in person at the offices of Hogan Lovells US, LLP, Columbia Square, 555 Thirteenth Street, NW, Washington, DC 20004 on a date to be specified by the parties, which shall be no later than five (5) Business Days after all of the conditions to the Closing set forth in Article VII (other than conditions to be satisfied at the Closing, which shall be satisfied or, if permissible, waived at the Closing) have been satisfied or waived in accordance with the terms hereof (the “Closing Date”). Notwithstanding the foregoing, the Closing may take place at such other place, time or date as may be mutually agreed upon in writing by CNB and the Company.

Section 1.05    Articles of Incorporation and Bylaws. The Articles of Incorporation of CNB Bank, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Bank, until thereafter amended as provided therein and in accordance with applicable law. The Bylaws of CNB Bank, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Bank, until thereafter amended as provided therein and in accordance with applicable law.

Section 1.06    Directors of the Surviving Bank. The directors of CNB Bank immediately prior to the Effective Time shall be the directors of the Surviving Bank, each of whom shall serve in accordance with the Articles of Incorporation and the Bylaws of the Surviving Bank.

Section 1.07    Officers of the Surviving Bank. The officers of CNB Bank immediately prior to the Effective Time shall be the officers of the Surviving Bank, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Bank.

Section 1.08    Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” under Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

Section 1.09    Name of Surviving Bank. The name of the Surviving Bank shall be CNB Bank.

Section 1.10    Additional Actions. If, at any time after the Effective Time, CNB shall reasonably consider or be advised that any further deeds, documents, assignments or assurances in law or any other acts are necessary or desirable to (a) vest, perfect or confirm, or record or otherwise, in CNB its right, title or interest in, to or under any of the rights, properties or assets of the Company, or (b) otherwise carry out the purposes of this Agreement, the Company and its officers and directors shall be deemed to have granted to CNB an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (x) vest, perfect or confirm, of record or otherwise, in CNB its right, title or interest in, to or under any of the rights, properties or assets of the Company or (y) otherwise carry out the purposes of this Agreement, and the officers and directors of CNB are authorized in the name of the Company or otherwise to take any and all such action.

Section 1.11    Alternative Structure. CNB may, at any time prior to the approval of this Agreement by the Company’s shareholders, change the method of effecting the combination of CNB and the Company (including the provisions of this Article I) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (a) alter or change the Merger Consideration; (b) adversely affect the tax treatment of the Company’s shareholders pursuant to this Agreement; (c) adversely affect the tax treatment of CNB or the Company pursuant to this Agreement; or (d) materially impede or delay consummation of the transactions contemplated by this Agreement. In the event CNB makes such a change, the Company agrees to execute an appropriate amendment to this Agreement in order to reflect such change.

Section 1.12    Absence of Control. It is the intent of the parties to this Agreement that CNB by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated herein) to control, directly or indirectly, the Company and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of the Company.

ARTICLE II

MERGER CONSIDERATION; EXCHANGE PROCEDURES

Section 2.01    Merger Consideration.

(a)        At the Effective Time, each share of Company Common Stock issued and outstanding as of the Effective Time (excluding Dissenters’ Shares) shall be converted into the right to receive, without interest and in accordance with the procedures set forth in Section 2.03 and subject to Sections 2.02 and 2.04, the following:

(i)        for each share of Company Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost, pursuant to Section 2.03 (a “Cash Election”), the right to receive in cash from CNB, without interest, an amount equal to $215.00 (the “Cash Consideration”) (collectively, “Cash Election Shares”);

(ii)        for each share of Company Common Stock with respect to which an election to receive common stock, no par value, of CNB (“CNB Common Stock”) has been effectively made and not revoked or lost, pursuant to Section 2.03 (a “Stock Election”), the right to receive from CNB the number of shares of CNB Common Stock equal to the Exchange Ratio (the “Stock Consideration”) (collectively, the “Stock Election Shares”); and

(iii)        for each share of Company Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made and not revoked or lost, pursuant to Section 2.03 (collectively, “Non-Election Shares”), the right to receive from CNB the Stock Consideration. For purposes of this Agreement: (x) “Exchange Ratio” means 6.6729 shares of CNB Common Stock; and (y) the Cash Consideration and Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.”

(b)        Notwithstanding anything herein to the contrary, no Dissenters’ Shares shall be converted into the Merger Consideration pursuant to this Section 2.01, but instead shall be treated in accordance with the provisions set forth in Section 2.05.

(c)        At the Effective Time, all shares of Company Common Stock that are owned by the Company as treasury stock and all shares of Company Common Stock that are owned directly or indirectly by CNB or the Company, including any shares of Company Common Stock held by CNB or the Company or any of their respective Subsidiaries in respect of a debt previously contracted, other than shares that are held by CNB or the Company, if any, in a fiduciary capacity, shall be canceled and shall cease to exist and no cash or other consideration shall be delivered in exchange therefor. All shares of CNB Common Stock that are owned by the Company shall become treasury stock of CNB.

(d)        At least 75% of the aggregate Merger Consideration plus the aggregate consideration to be paid by CNB with respect to the Dissenters’ Shares (the “Total Consideration”) to be paid to holders of Company Common Stock will be paid with CNB Common Stock. In the event that the foregoing clauses of this Section 2.01 result in less than 75% of the aggregate Total Consideration being paid with CNB Common Stock, pro rata adjustments will be made in accordance with Section 2.02 to result in payment of 75% of the aggregate Total Consideration in CNB Common Stock and the balance of the aggregate Total Consideration in cash.

(e)        If either of the tax opinions referred to in Section 7.02(c) or Section 7.03(c) cannot be rendered (as reasonably determined, in each case, by the counsel charged with giving such opinion) as a result of the Merger potentially failing to satisfy the “continuity of interest” requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the Code, then CNB shall reduce the Cash Consideration and increase the Stock Consideration to the minimum extent necessary to enable the relevant tax opinions to be rendered.

Section 2.02    Proration.

(a)        Notwithstanding any other provision contained in this Agreement, the maximum number of shares of Company Common Stock to be converted into Cash Consideration (the “Maximum Cash Conversion Number”) shall be equal to the product obtained by multiplying (x) the number of shares of Company Common Stock issued and outstanding as of the Effective Time (including any Dissenters’ Shares but excluding shares of Company Common Stock to be canceled as provided in Section 2.01(c)) by (y) 0.25.

(b)        Within five (5) Business Days after the Effective Time, CNB shall cause the Exchange Agent (as defined below) to effect the allocation among holders of Company Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i)        If the sum of the Cash Election Shares plus any Dissenters’ Shares is greater than the Maximum Cash Conversion Number, then

(A)      all Stock Election Shares and Non-Election Shares shall be converted into the right to receive the Stock Consideration; and

(B)      the Cash Election Shares of each holder thereof shall be converted into the right to receive the Stock Consideration in respect of that number of Cash Election Shares (rounded to the nearest whole share) equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the sum of the Cash Election Shares plus any Dissenters’ Shares exceeds (2) the Maximum Cash Conversion Number and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

(ii)        If the sum of the Cash Election Shares plus any Dissenters’ Shares is equal to or less than the Maximum Cash Conversion Number, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and all Stock Election Shares and Non-Election Shares shall be converted into the right to receive the Stock Consideration.

Section 2.03    Election and Exchange Procedures. Each holder of record (“Holder”) of shares of Company Common Stock (other than Dissenters’ Shares) shall have the right, subject to the limitations set forth in this Article II, to submit an election in accordance with the following procedures:

(a)        Each Holder may specify in a request made in accordance with the provisions of this Section 2.03 (herein called an “Election”) (x) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (y) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b)        CNB shall prepare a form reasonably acceptable to the Company (the “Form of Election”) which shall be mailed to the Company’s shareholders entitled to vote at the Company Meeting so as to permit Company shareholders to exercise their right to make an Election prior to the Election Deadline.

(c)        The Form of Election shall be mailed to each Holder no less than thirty (30) Business Days prior to the Election Deadline or on such earlier date as the Company and CNB shall mutually agree.

(d)        Any Election shall have been made properly only if the Person authorized to receive Elections and to act as Exchange Agent under this Agreement, which Person shall be designated by CNB (the “Exchange

Agent”), pursuant to an agreement entered into prior to Closing shall have received, by 5:00 p.m. local time in the city in which the principal office of such Exchange Agent is located, on the date that is the day prior to the date of the Company Meeting (the “Election Deadline”), a Form of Election properly completed and signed; provided, however, that both the Exchange Agent and such agreement shall be reasonably acceptable to the Company.

(e)        Any Company shareholder may, at any time prior to the Election Deadline, change his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed, revised Form of Election. If CNB, after consultation with the Exchange Agent and the Company, shall determine in its reasonable discretion that any Election is not properly made with respect to any shares of Company Common Stock, such Election shall be deemed to be not in effect, and the shares of Company Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f)        Any Company shareholder may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline. All Elections shall be revoked automatically if the Exchange Agent is notified in writing by CNB or the Company that this Agreement has been terminated in accordance with Article VIII.

(g)        If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name a certificate of shares of Company Common Stock (a “Company Stock Certificate”) surrendered pursuant to Section 2.03(o) is registered, it shall be a condition to such payment that such Company Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall inform the Exchange Agent whether any transfer or other similar Taxes are required as a result of such payment to a Person other than the registered holder of such Company Stock Certificate, or establish to the reasonable satisfaction of the Exchange Agent that such Taxes are not payable. If such transfer or other similar Taxes are payable pursuant to the preceding sentence, then the Exchange Agent shall withhold and deduct from the Merger Consideration (including Stock Consideration and cash in lieu of fractional shares of CNB Common Stock) otherwise payable pursuant to this Agreement to the designated Person other than the registered holder such amounts as the Exchange Agent determines is necessary under applicable law based on the information supplied by the registered holder. The Exchange Agent (or, subsequent to the six-month anniversary of the Effective Time, CNB) shall be entitled to deduct and withhold from the Merger Consideration (including Stock Consideration and cash in lieu of fractional shares of CNB Common Stock) otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as the Exchange Agent or CNB, as the case may be, is required to deduct, withhold and pay under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent that any amounts are so deducted, withheld and paid by the Exchange Agent or CNB, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Company Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or CNB, as the case may be.

(h)        After the Effective Time there shall be no further registration or transfers of shares of Company Common Stock. After the Effective Time, Company Stock Certificates that are presented to the Surviving Bank shall be cancelled and exchanged for the Merger Consideration in accordance with the procedures set forth in this Article II.

(i)        At any time following the six-month anniversary of the Effective Time, CNB shall be entitled to require the Exchange Agent to deliver to it any remaining portion of the Merger Consideration not distributed to Holders that was deposited with the Exchange Agent at the Effective Time (the “Exchange Fund”) (including any interest received with respect thereto and other income resulting from investments by the Exchange Agent, as directed by CNB), and Holders shall be entitled to look only to CNB (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration, any cash in lieu of fractional shares of CNB Common Stock and any dividends or other distributions with respect to CNB Common Stock payable upon due surrender of their Company Stock Certificates, without any interest thereon. Notwithstanding the foregoing, neither CNB nor the Exchange Agent shall be liable to any Holder of a Company Stock Certificate for Merger Consideration (or dividends or distributions with respect thereto) or cash from the Exchange Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

(j)        In the event any Company Stock Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate(s) to be lost, stolen or destroyed and, if required by CNB or the Exchange Agent, the posting by such Person of a bond in such sum as CNB may reasonably direct as indemnity against any claim that may be made against it or the Surviving Bank with respect to such Company Stock Certificate(s), CNB shall cause the Exchange Agent to issue the Merger Consideration deliverable in respect of the shares of Company Common Stock represented by such lost, stolen or destroyed Company Stock Certificates.

(k)        No dividends or other distributions with respect to CNB Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of CNB Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to subsection (l) below, and all such dividends, other distributions and cash in lieu of fractional shares of CNB Common Stock shall be paid by CNB to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Company Stock Certificate in accordance with subsection (l) below. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Company Stock Certificate there shall be paid to the Holder of a certificate for CNB Common Stock (a “CNB Stock Certificate”) representing whole shares of CNB Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of CNB Common Stock and the amount of any cash payable in lieu of a fractional share of CNB Common Stock to which such Holder is entitled pursuant to subsection (l), and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of CNB Common Stock. CNB shall make available to the Exchange Agent cash for these purposes, if necessary.

(l)        No CNB Stock Certificates representing fractional shares of CNB Common Stock shall be issued upon the surrender for exchange of Company Stock Certificates; no dividend or distribution by CNB shall relate to such fractional share interests; and such fractional share interests will not entitle the owner thereof to vote or to any rights as a shareholder of CNB. In lieu of any such fractional shares, each Holder of a Company Stock Certificate who would otherwise have been entitled to receive a fractional share interest in exchange for such Company Stock Certificate shall receive from the Exchange Agent an amount in cash equal to the product obtained by multiplying (A) the fractional share interest to which such Holder (after taking into account all shares of Company Common Stock held by such holder at the Effective Time) would otherwise be entitled by (B) the Closing CNB Share Value. Notwithstanding any other provision contained in this Agreement, funds utilized to acquire fractional shares as aforesaid shall be furnished by CNB on a timely basis and shall in no event be derived from or diminish the Cash Consideration available for distribution as part of the Merger Consideration.

(m)        CNB, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement and without materially adversely affecting the rights and remedies of the Company or any shareholder thereof, governing (A) the validity of the Forms of Election and compliance by any Company shareholder with the Election procedures set forth herein, (B) the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 2.03, (C) the issuance and delivery of CNB Stock Certificates into which shares of Company Common Stock are converted in the Merger and (D) the method of payment of cash for shares of Company Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of CNB Common Stock.

(n)        Prior to the Effective Time, CNB will deposit with the Exchange Agent certificates representing shares of CNB Common Stock sufficient to pay in a timely manner, and CNB shall instruct the Exchange Agent to timely pay, the aggregate Stock Consideration. In addition, prior to the Effective Time, CNB shall deposit with the Exchange Agent sufficient cash to permit prompt payment of the Cash Consideration and cash in lieu of fractional shares of CNB Common Stock, and CNB shall instruct the Exchange Agent to timely pay the Cash Consideration and cash in lieu of fractional shares of CNB Common Stock.

(o)        As soon as reasonably practicable, but in any event no later than five (5) Business Days after the Effective Time, CNB shall cause the Exchange Agent to mail to each holder of record of a Company Stock Certificate(s) which immediately prior to the Effective Time represented outstanding shares of Company Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01 and any cash in lieu of fractional shares of CNB Common Stock to be issued or paid in consideration therefor, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Stock Certificate(s) shall pass, only upon delivery of the Company Stock Certificate(s) (or affidavits of loss in lieu of such certificates)) (the “Letter of Transmittal”) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall reasonably be determined by CNB and reasonably be acceptable to Company and (ii) instructions for use in surrendering the Company Stock Certificate(s) in exchange for the Merger Consideration and any cash in lieu of fractional shares of CNB Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.03(l) and any dividends or distributions to which such holder is entitled pursuant to Section 2.03(k).

(p)        Upon surrender to the Exchange Agent of its Company Stock Certificate(s), accompanied by a properly completed Letter of Transmittal, a Holder of Company Common Stock will be entitled to receive promptly after the Effective Time the Merger Consideration (elected or deemed elected by it, subject to Sections 2.01 and 2.02) in respect of the shares of Company Common Stock represented by its Company Stock Certificate. Until so surrendered, each such Company Stock Certificate shall represent after the Effective Time, for all purposes, only the right to receive the Merger Consideration and any cash in lieu of fractional shares of CNB Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.03(l) and any dividends or distributions to which such holder is entitled pursuant to Section 2.03(k).

Section 2.04    Certain Adjustments. If after the date hereof and on or prior to the Effective Time the outstanding shares of CNB Common Stock shall be changed into a different number of shares by reason of any reclassification, recapitalization or combination, stock split, reverse stock split, stock dividend or rights issued in respect of such stock, or any similar event shall occur (any such action, a “CNB Adjustment Event”), the Exchange Ratio shall be proportionately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such CNB Adjustment Event.

Section 2.05    Appraisal Rights; Dissenters’ Shares. Notwithstanding any other provision hereof, each outstanding share of Company Common Stock, the holder of which has perfected his or her right to dissent under applicable law and has not effectively withdrawn or lost such right as of the Effective Time (the “Dissenters’ Shares”), shall not be converted into or represent a right to receive the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by applicable law. The Company shall give CNB prompt notice upon receipt by the Company of any such demands for payment of the fair value of shares of Company Common Stock and of withdrawals of such notice and any other related communications (any shareholder duly making such demand being hereinafter called a “Dissenting Shareholder”), and CNB shall have the right to participate in all discussions, negotiations and proceedings with respect to any such demands. The Company shall not, except with the prior written consent of CNB, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under applicable law. Any payments made in respect of Dissenters’ Shares shall be made by the Surviving Bank or CNB.

Section 2.06    Listing of Additional Shares. Prior to the Effective Time, CNB shall notify NASDAQ of the additional shares of CNB Common Stock to be issued by CNB in exchange for the shares of Company Common Stock.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 3.01    Making of Representations and Warranties. As a material inducement to CNB to enter into this Agreement and to consummate the transactions contemplated hereby, the Company hereby makes to CNB the representations and warranties contained in this Article III. On or prior to the date hereof, the Company has delivered to CNB a schedule (the “Company Disclosure Schedule”) listing, among other things, items the disclosure of which is necessary or appropriate in relation to any or all of the Company’s representations and warranties contained in this Article III (it being acknowledged and agreed that disclosure in the Company Disclosure Schedule as to a specific representation or warranty shall qualify any other sections of this Agreement to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent on its face that such disclosure relates to such other sections).

Section 3.02    Organization, Standing and Authority. The Company is a state-chartered bank duly organized, validly existing and in good standing under the laws of the State of New York. Deposit accounts of the Company are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid by the Company when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of the Company, threatened. The Company is a member in good standing of the Federal Home Loan Bank (the “FHLB”) of New York and owns the requisite amount of stock of the FHLB as set forth on Company Disclosure Schedule 3.03. The Articles of Organization and Bylaws of the Company, copies of which have been made available to the Company, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

Section 3.03    Capitalization.

(a)        As of the date hereof, the authorized capital stock of the Company consists solely of (i) 350,000 shares of Company Common Stock, par value $3.00 per share, of which 300,000 shares are issued and outstanding. Except as set forth on Schedule 3.03(a) of the Company Disclosure Schedule, there are no additional shares of the Company’s capital stock authorized or reserved for issuance, the Company does not have any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, phantom units or any other rights to subscribe for or acquire shares of its capital stock issued and outstanding, and the Company does not have, and is not bound by, any commitment to authorize, issue or sell any such shares or other rights. Other than this Agreement and the agreements contemplated hereby, there are no agreements to which the Company is a party with respect to the voting, sale or transfer, or registration of any securities of the Company. Other than the Voting Agreements, to the Knowledge of the Company, there are no agreements among other parties, to which the Company is not a party, with respect to the voting or sale or transfer of any securities of the Company. To the Company’s Knowledge, all of the issued and outstanding shares of Company Common Stock were issued in compliance with applicable securities laws.

(b)        There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company.

Section 3.04    Subsidiaries.

(a)        (i) Schedule 3.04(a)(i) of the Company Disclosure Schedule sets forth a complete and accurate list of all of the Company’s Subsidiaries, including the jurisdiction of organization of each such Subsidiary, (ii) the

Company owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary, (iii) no equity securities of any of the Company’s Subsidiaries are or may become required to be issued (other than to the Company) by reason of any contractual right or otherwise, (iv) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to the Company or a wholly owned Subsidiary of the Company), (v) there are no contracts, commitments, understandings or arrangements relating to the Company’s rights to vote or to dispose of such securities and (vi) all of the equity securities of each such Subsidiary held by the Company, directly or indirectly, are validly issued, fully paid and nonassessable, not subject to preemptive or similar rights and are owned by the Company free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind (collectively, “Liens”).

(b)        Except as set forth in Schedule 3.04(a)(i) of the Company Disclosure Schedule, the Company does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.

(c)        Each of the Company’s Subsidiaries has been duly organized and qualified under the laws of the jurisdiction of its organization and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. A complete and accurate list of all such jurisdictions is set forth on Schedule 3.04(c) of the Company Disclosure Schedule.

Section 3.05    Corporate Power. Each of the Company and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all of its properties and assets and the Company has the corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

Section 3.06    Corporate Authority. This Agreement and the transactions contemplated hereby, subject to approval by the holders of two-thirds of the Company Common Stock outstanding and entitled to vote thereon, have been authorized by all necessary corporate action of the Company and the Company Board. The Company Board (a) approved this Agreement and determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable and in the best interests of the holders of Company Common Stock and (b) resolved to recommend that the holders of Company Common Stock vote for the approval of this Agreement and the transactions contemplated hereby at a meeting of the shareholders of the Company. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by CNB, this Agreement is a legal, valid and binding agreement of the Company, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity). The affirmative vote of the holders of two-thirds of the Company Common Stock outstanding and entitled to vote thereon is the only vote of any class of capital stock of the Company required by applicable law, the Articles of Incorporation of the Company or the Regulations of the Company to approve this Agreement and the transactions contemplated hereby.

Section 3.07    Non-Contravention.

(a)        Subject to the receipt of the Regulatory Approvals and the required filings under federal and state securities laws, and except as set forth on Schedule 3.07(a) of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger) by the Company do not and will not (i) constitute a material breach or violation of, or a material default under, result in a right of termination or the acceleration of any material right or obligation under, any law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement of the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries, properties or assets is subject or bound, (ii) constitute a breach or violation of, or a default under, the Company’s Articles of Incorporation or Bylaws, or (iii) require the consent or approval of any third party or Governmental Authority under any such law, rule, regulation, judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement.

(b)        Except as set forth in Schedule 3.09(d) of the Company Disclosure Schedule, as of the date hereof, the Company has no Knowledge of any reasons relating to the Company (including, without limitation, compliance with the Community Reinvestment Act (the “CRA”) or the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 (the “USA PATRIOT Act”)) (i) why any of the Regulatory Approvals shall not be received in customary time frames from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) why any Burdensome Condition would be imposed.

Section 3.08    Articles of Incorporation; Bylaws; Corporate Records. The Company has made available to CNB a complete and correct copy of its Articles of Incorporation and the Bylaws or equivalent organizational documents, each as amended to date, of the Company and each of its Subsidiaries. The Company is not in violation of any of the terms of its Articles of Incorporation or Bylaws. The minute books of the Company and each of its Subsidiaries contain complete and accurate records of all meetings held by, and complete and accurate records of all other corporate actions of, their respective shareholders and boards of directors (including committees of their respective boards of directors) or other governing bodies occurring since January 1, 2015.

Section 3.09    Compliance with Laws. Each of the Company and its Subsidiaries:

(a)        Since January 1, 2017, has been and is in material compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting their businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the CRA, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

(b)        Has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to the Knowledge of the Company, no suspension or cancellation of any of them is threatened;

(c)        Has received, since January 1, 2017, no notification or communication from any Governmental Authority (i) asserting that the Company or any of its Subsidiaries is not in material compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces, (ii) threatening to revoke any license, franchise, permit, or governmental authorization, (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, federal deposit insurance or (iv) failing to approve any acquisition, or stating its intention not to approve acquisitions, proposed to be effected by the Company within a certain time period or indefinitely (nor, to the Knowledge of the Company, do any grounds for any of the foregoing exist); and

(d)        Since January 1, 2017, except as set forth on Schedule 3.09(d) of the Company Disclosure Schedule, has in all material respects conducted any finance activities (including, without limitation, mortgage banking and mortgage lending activities and consumer finance activities) in compliance with all applicable statutes and regulations regulating the business of consumer lending, including, without limitation, state usury laws, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Equal Credit

Opportunity Act, the Fair Credit Reporting Act, the Homeowners Ownership and Equity Protection Act, the Fair Debt Collections Act and other federal, state, local and foreign laws regulating lending (“Finance Laws”), and with all applicable origination, servicing and collection practices adopted by the Company with respect to any loan or credit extension by such entity. In addition, there is no pending or, to the Knowledge of the Company, threatened charge by any Governmental Authority that any of the Company and its Subsidiaries has violated, nor any pending or, to the Knowledge of the Company, threatened investigation by any Governmental Authority with respect to possible violations of, any applicable Finance Laws.

Section 3.10    Litigation; Regulatory Action. Except as set forth on Schedule 3.10 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or, to the Company’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries which challenge the validity or propriety of the transactions contemplated by this Agreement.

Section 3.11    Financial Reports and Regulatory Reports.

(a)        The Company has previously delivered to CNB true, correct and complete copies of the consolidated statements of condition of the Company and its Subsidiaries as of December 31 for the fiscal years 2017 and 2018 and the related consolidated statements of income, stockholders’ equity and cash flows for the fiscal years 2017 through 2018, inclusive, in each case accompanied by the audit report of Lumsden McCormick LLP, independent public accountants with respect to the Company. The financial statements referred to in this Section 3.11 (including related notes, where applicable) fairly present in all material respects, and the financial statements referred to in Section 6.12 will fairly represent in all material respects (subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount), the results of the consolidated operations and consolidated financial condition of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) has been, and the financial statements referred to in Section 6.12 will be, prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) consistently applied during the periods involved, except in each case as indicated in such statements or in the notes thereto or, in the case of unaudited statements. The books and records of the Company have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Except as set forth on Schedule 3.11 of the Company Disclosure and except for those liabilities that are fully reflected or reserved against in the most recent audited consolidated balance sheet of the Company and its Subsidiaries and except for liabilities incurred in the ordinary course of business consistent with past practices or in connection with this Agreement, since December 31, 2018, neither the Company nor any Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto.

(b)        Since January 1, 2017, the Company and its Subsidiaries have duly filed with the New York Department of Financial Services, the FDIC and any other applicable Governmental Authority, in correct form in all material respects, the reports required to be filed under applicable laws and regulations and such reports were complete and accurate and in compliance with the requirements of applicable laws and regulations.

(c)        To the Company’s Knowledge, the Company is not now, nor has it ever been, required to file with the SEC any periodic or other reports pursuant to Section 13 or Section  15(d) of the Exchange Act.

Section 3.12    Absence of Certain Changes or Events. Except as set forth on Schedule 3.12 of the Company Disclosure Schedule, or as expressly permitted or expressly contemplated by this Agreement, since December 31, 2018, there has not been (a) any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of the Company or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (b) any change by the Company or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by the Company’s independent public accounting firm or (c) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice. Except as set forth on Schedule 3.12 of the Company Disclosure Schedule, since December 31, 2018, each of the Company and its Subsidiaries has carried on its business only in the ordinary and usual course of business consistent with its past practices (except for the incurrence of expenses in connection with this Agreement).

Section 3.13    Taxes and Tax Returns. For purposes of this Section 3.13, any reference to the Company or its Subsidiaries shall be deemed to include a reference to the Company’s predecessors or the predecessors of its Subsidiaries, respectively, except where inconsistent with the language of this Section 3.13. Except as set forth on Schedule 3.13 of the Company Disclosure Schedule:

(a)        Each of the Company and its Subsidiaries has filed all Tax Returns that it was required to file under applicable laws and regulations, other than Tax Returns that are not yet due or for which a request for extension was filed. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by the Company and its Subsidiaries (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of the Company or its Subsidiaries or which the Company and/or its Subsidiaries is contesting in good faith. None of the Company or its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and other than as set forth on Schedule 3.13, neither the Company nor any of its Subsidiaries currently has any open Tax years. No written claim has ever been made by Governmental Authority in a jurisdiction where the Company or its Subsidiaries does not file Tax Returns that the Company or its Subsidiaries are or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries.

(b)        Each of the Company and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(c)        No foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are being conducted or, to the Knowledge of the Company, are pending with respect to the Company or its Subsidiaries. Neither the Company or its Subsidiaries have received from any foreign, federal, state, or local Tax authority (including jurisdictions where the Company and any of its Subsidiaries have not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, (ii) written request for information related to Tax matters, or (iii) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Tax authority against the Company or its Subsidiaries.

(d)        The Company has provided CNB with true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to the Company and its Subsidiaries for Tax periods ended December 31, 2018, 2017 and 2016. The Company has delivered to CNB correct and complete copies of all examination reports, and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries pertaining to Tax Returns filed for the years ended December 31, 2018, 2017 and 2016. The Company and each of its Subsidiaries have timely and properly taken such actions in response to and in compliance with written notices the Company or any of its Subsidiaries have received from the Internal Revenue Service (the “IRS”) in respect of information reporting and backup and nonresident withholding as are required by law.

(e)        None of the Company or any of its Subsidiaries have waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f)        None of the Company or any of its Subsidiaries have been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Each of the Company and its Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. None of the Company or any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement. The Company (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which Parent is or was the common parent), and (ii) has no liability for the Taxes of any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company, or unincorporated organization (other than the Company or any of its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g)        The unpaid Taxes of the Company or any of its Subsidiaries (i) did not, as of the end of the most recent period covered by the Company’s or any of its Subsidiaries’ call reports filed on or prior to the date hereof, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements included in the Company’s or any of its Subsidiaries’ call reports filed on or prior to the date hereof (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of each of the Company or any of its Subsidiaries in filing its Tax Returns. Since the end of the most recent period covered by the Company’s or any of its Subsidiaries’ call reports filed prior to the date hereof, none of the Company or any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(h)        None of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(i)        None of the Company or any of its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j)        None of the Company or any of its Subsidiaries has participated in a listed transaction within the meaning of Reg. Section 1.6011-4(b)(2) of the Treasury Regulations (or any predecessor provision) and none of the Company or any of its Subsidiaries has been notified of, or to Company’s Knowledge has participated in, a transaction that is described as a “reportable transaction” within the meaning of Section 1.6011-4(b)(1) of the Treasury Regulations.

(k)        None of the Company or any of its Subsidiaries is subject to any private letter ruling of the IRS or comparable rulings of any Governmental Authority.

(l)        None of the Company or any of its Subsidiaries has, or has ever had, a permanent establishment in any country other than the United States, or has not engaged in a trade or business in any country other than the United States that subjected it to tax in such country.

Section 3.14    Employee Benefit Plans.

(a)        All benefit and compensation plans, programs, agreements, contracts, policies or arrangements covering current or former employees of the Company or any of its Subsidiaries (the “Company Employees”), current or former directors of the Company or any of its Subsidiaries, or current or former consultants of the Company of any of its Subsidiaries, or to which the Company or any of its Subsidiaries contributes or is required to contribute, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, supplemental retirement, employment, retention, severance, change in control, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, programs, agreements, contracts, policies or arrangements, whether written or unwritten, funded or unfunded (the “Company Benefit Plans”), are identified in Schedule 3.14 of the Company Disclosure Schedule. True and complete copies of each of the following have been made available to CNB with respect to each Company Benefit Plan, to the extent applicable: (i) the plan document and all amendments setting forth the terms of each Company Benefit Plan, or if the Company Benefit Plan has not been reduced to writing, a summary of the material terms of such plan; (ii) any trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, and administration and service provider agreements; (iii) any summary plan descriptions, summaries of material modifications, summaries of benefits and coverage and employee handbooks; (v) in the case of any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion, or advisory letter from the IRS; (vi) a copy of the three most recently filed Forms 5500 (with schedules and financial statements attached); (vii) the most recent actuarial valuation report; (viii) the most recent nondiscrimination and top-heavy tests performed under the Code; and (ix) all material correspondence to or from a Governmental Authority during the past two years.

(b)        Each Company Benefit Plan has been established, administered and operated in all material respects in accordance with its terms and in material compliance with applicable laws, including, without limitation, ERISA and the Code. Each Company Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Company Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a current favorable determination letter from the IRS, or may rely on an opinion letter issued by the IRS with respect to a prototype or volume submitter plan adopted in accordance with the requirements for such reliance, or has time remaining for application to the IRS for a determination of the qualified status of such Company Pension Plan for any period for which such Company Pension Plan would not otherwise be covered by an IRS determination, and to the Knowledge of the Company, there are no circumstances likely to result in revocation of, or inability to rely upon, any such favorable determination letter or the loss of the qualification of such Company Pension Plan under Section 401(a) of the Code. There is no pending or, to the Company’s Knowledge, threatened litigation relating to the Company Benefit Plans.

(c)        Neither the Company, any of its Subsidiaries nor any entity which is considered one employer with the Company or any of its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code (a “Company ERISA Affiliate”) maintains, sponsors, participates in or contributes to (or has any obligation to contribute to), or has ever maintained, sponsored, participated in or contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to any plan subject to Title IV of ERISA, including any “multiemployer plan,” as defined in Section 3(37) of ERISA. None of the Company Benefit Plans is a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code) or a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). No “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Benefit Plan.

(d)        All contributions required to be made under the terms of any Company Benefit Plan have been timely made or have been reflected on the financial statements of the Company.

(e)        Other than as set forth in Schedule 3.14(e) of the Company Disclosure Schedule, the Company has no obligations for retiree health and life benefits under any Company Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the laws of any state or locality. Other than as set forth in Schedule 3.14(e) of the Company Disclosure Schedule, the Company may amend or terminate any such Company Benefit Plan at any time without incurring any liability thereunder.

(f)        Other than as set forth in Schedule 3.14(f) of the Company Disclosure Schedule, the execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement (either alone or in combination with one or more events or circumstances) will not (i) entitle any Company Employees to severance pay or any increase in severance pay upon any termination of employment after the date hereof, except as required by any applicable law, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Company Benefit Plans, (iii) result in any breach or violation of, or a default under, any of the Company Benefit Plans, (iv) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future, (v) limit or restrict the right of the Company, its Subsidiaries or, after the consummation of the transactions contemplated hereby, CNB or the Surviving Bank, to merge amend, or terminate any of the Company Benefit Plans, or (vi) result in payments that would not be deductible under Section 162(m) of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross up, indemnify, or otherwise reimburse any individual for any excise taxes, interest, or penalties incurred under Section 4999 of the Code. The Company will make available to CNB as soon as practicable following the date hereof copies of Section 280G calculations prepared in good faith (whether or not final) in connection with the transactions contemplated hereby with respect to any “disqualified individuals” (within the meaning of Section 280G of the Code).

(g)        Other than as set forth in Schedule 3.14(g) of the Company Disclosure Schedule, each Company Benefit Plan that is subject to Section 409A of the Code has been administered in material compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings, and proposed and final regulations) thereunder. Neither the Company nor any of its Subsidiaries has any obligation to gross up, indemnify, or otherwise reimburse any individual for any excise taxes, interest, or penalties incurred under Section 409A of the Code.

Section 3.15    Labor Matters.

(a)        None of the Company or any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act, as amended) or seeking to compel the Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to the Company’s Knowledge, threatened, nor is the Company aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(b)        The Company and its Subsidiaries are employing all of their respective employees in compliance, in all material respects, with all applicable laws relating to employment and employment practices, including all applicable laws related to taxation, employment standards, workers’ compensation, terms and conditions of employment, occupational health and safety, disability benefits, wages and hours, termination of employment, human rights, immigration, pay equity, employment equity, and, where applicable, the Worker Adjustment and Retraining Notification Act of 1988. Other than as set forth in Schedule 3.15(b) of the Company Disclosure Schedule, the Company and its Subsidiaries are not in material breach of any such laws and there are no pending, outstanding or, to the Knowledge of the Company, threatened proceedings thereunder. Each of the Company and each of its Subsidiaries has properly classified each of their respective employees, officers, directors and consultants as “employees” or “independent contractors” and as “exempt” or “non-exempt” for all purposes and has properly reported all compensation paid to such service providers for all purposes, except as would not be reasonably be expected to result in a material liability to the Company and its Subsidiaries, taken as a whole.

Section 3.16    Insurance. The Company and each of its Subsidiaries is insured, and during each of 2018 and 2019 has been insured, for reasonable amounts with financially sound and reputable insurance companies against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured, and has maintained all insurance required by applicable laws and regulations. Schedule 3.16 of the Company Disclosure Schedule lists all insurance policies maintained by the Company and each of its Subsidiaries as of the date hereof (the “Insurance Policies”), including, without limitation, any bank-owned life insurance policies (“BOLI”). All of the policies and bonds maintained by the Company or any of its Subsidiaries are in full force and effect. No claims under such policies and bonds have been filed. Neither the Company nor any of its Subsidiaries is in breach of or default under any insurance policy, and, to the Knowledge of the Company, there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. The value of the BOLI set forth on Schedule 3.16 of the Company Disclosure Schedule is fairly and accurately reflected on the Company’s balance sheet as of December 31, 2018.

Section 3.17    Environmental Matters.

(a)        The Company and its Owned Real Properties are in material compliance with all Environmental Laws. Neither the Company nor any of its Subsidiaries has received written notice of, any past, present, or future conditions, events, activities, practices or incidents that may interfere with or prevent the material compliance of the Company with all Environmental Laws.

(b)        The Company and its Subsidiaries have obtained all material permits, licenses and authorizations that are required under all Environmental Laws in connection with the operation of its business and the Owned Real Properties.

(c)        Except as set forth in Schedule 3.17(c) of the Company disclosure Schedule, no Hazardous Material exists on, about or within any of the Owned Real Properties, nor to the Company’s Knowledge have any Hazardous Material previously existed on, about or within or been used, generated, stored, transported, disposed of, on or released from any of the properties. The use that the Company makes and intends to make of the Owned Real Properties shall not result in the use, generation, storage, transportation, accumulation, disposal or release of any Hazardous Material on, in or from any of those properties.

(d)        There is no action, suit, proceeding, investigation, or inquiry before any court, administrative agency or other Governmental Authority pending or to the Company’s Knowledge threatened against the Company or any of its Subsidiaries relating in any way to any Environmental Law. None of the Company or any of its Subsidiaries has any liability for remedial action under any Environmental Law. None of the Company or any of its Subsidiaries has received any written request for information by any Governmental Authority with respect to any Environmental Law regarding the condition, use or operation of any of the Owned Real Properties nor has the Company received any written notice of any kind from any Governmental Authority or other person with respect to any violation of or claimed or potential liability of any kind under any Environmental Law with respect to any of the Owned Real Properties.

Section 3.18    Intellectual Property.    Schedule 3.18 of the Company Disclosure Schedule sets forth a true, complete and correct list of all the Company Intellectual Property owned or purported to be owned by the Company that has been issued by, or registered, or are the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office or any similar office, registry or agency anywhere in the world. The Company owns or has a license to use all Company Intellectual Property necessary to conduct the business of the Company, free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to Company Intellectual Property licensed at standard commercial rates). Company Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of the Company as currently conducted. To the Knowledge of the Company, all Company Intellectual Property is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and the Company has not received notice challenging the validity or enforceability of Company Intellectual Property. To the Knowledge of the Company, the conduct of the business of the Company does not violate, misappropriate or infringe upon the Intellectual Property rights of any third party. Except as set forth in Schedule 3.18, the consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of the right of the Company to own or use any of the Company Intellectual Property that is material to the business of the Company.

Section 3.19    Material Agreements; Defaults.

(a)        Except as set forth on Schedule 3.19(a) of the Company Disclosure Schedule, and except for this Agreement and the transactions contemplated hereby, neither the Company nor any of its Subsidiaries is a party to or is bound by any written (or oral) (i) agreement, arrangement, contract or commitment that is material to the financial condition, results of operations or business of the Company or any of its Subsidiaries; (ii) agreement, arrangement, contract or commitment relating to the employment, including, without limitation, engagement as a consultant of any Person, or the election or retention in office or severance of any present or former director or officer of the Company or any of its Subsidiaries; (iii) agreement, arrangement, contract or commitment with any labor union; (iv) agreement by and among the Company or any of its Subsidiaries, and/or any Affiliate thereof; (v) agreement, arrangement, contract or commitment which, upon the consummation of the transactions contemplated by this Agreement would result in any payment (whether of severance pay or otherwise) becoming due from the Company or any of its Subsidiaries to any director, officer or employee thereof; (vii) agreement, arrangement, contract or commitment which is a consulting or other agreement (including agreements entered into in the ordinary course and data processing, software programming and licensing contracts) not terminable on sixty (60) days or less notice involving the payment of in excess of $25,000 per annum or $100,000 in the aggregate; (viii) agreement, arrangement, contract or commitment which restricts the conduct of any line of business by the Company or any of its Subsidiaries; (ix) agreement, arrangement, contract or commitment containing provisions relating to non-competition, employee non-solicitation, or customer or client non-solicitation applicable to the Company; or (x) agreement, arrangement, contract or commitment (including any stock option plan, restricted stock plan, stock-based deferred compensation plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Each contract, arrangement, commitment or understanding of the type described in this Section 3.19(a), whether or not set forth on Schedule 3.19(a) of the Company Disclosure Schedule, is referred to herein as a “Company Material Contract.” The Company has previously made available to CNB complete and correct copies of all of the Company Material Contracts, including any and all amendments and modifications thereto.

(b)        Each Company Material Contract is legal, valid and binding upon the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, all other parties thereto, and is in full force and effect. Neither the Company nor any of its Subsidiaries is in material breach of or default under any Company Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default. To the Knowledge of the Company, no other party to any Company Material Contract is in material breach of or default under such Company Material Contract, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a breach or default.

Section 3.20    Property and Leases.

(a)        Except as set forth in Schedule 3.20(a) of the Company Disclosure Schedule, and except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement, the

Company or any of its Subsidiaries has good title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the real property, personal property and other assets (tangible or intangible), used, occupied and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of all Liens, other than (i) Liens that secure liabilities that are reflected in the Company’s most recent balance sheet or incurred in the ordinary course of business after the date of such balance sheet, (ii) Liens for current taxes and assessments not yet past due or which are being contested in good faith, (iii) inchoate mechanics’ and materialmen’s Liens for construction in progress, (iv) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or any of its Subsidiaries consistent with past practice, and (v) those items that secure public or statutory obligations or any discount with, borrowing from, or obligations to any FRB or Federal Home Loan Bank, interbank credit facilities, or any transaction by the Company’s Subsidiaries acting in a fiduciary capacity.

(b)        Schedule 3.20(b) of the Company Disclosure Schedule sets forth a true, correct and complete schedule of all leases, subleases, licenses and other agreements, including all amendments and modifications thereto, under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, real property (the “Leases”). Each of the Leases is valid, binding and in full force and effect and there exists no material breach or default under any such Lease by the Company or any of its Subsidiaries, nor any event which with notice or lapse of time or both would constitute a material breach or default thereunder by the Company or any of its Subsidiaries, and, to the Knowledge of the Company, there exists no material default under any such Lease or sublease by any other party, nor any event which with notice or lapse of time or both would constitute a material breach or default thereunder by such other party. The Company has previously made available to CNB complete and correct copies of all such Leases, including all amendments and modifications thereto.

(c)        Schedule 3.20(c) of the Company Disclosure Schedule sets forth a complete and accurate list of all real property owned by the Company or any of its Subsidiaries. No tenant or other party in possession of any of such property has any right to purchase, or holds any right of first refusal to purchase, such properties.

(d)        None of the properties required to be listed on Schedule 3.20(c) of the Company Disclosure Schedule and, to the Knowledge of the Company, none of the properties required to be listed on Schedule 3.20(b) of the Company Disclosure Schedule, or the buildings, structures, facilities, fixtures or other improvements thereon, or the use thereof, contravenes or violates any building, zoning, administrative, occupational safety and health or other applicable statute, law, ordinance, rule or regulation in any respect that would reasonably be expected to require any material expenditures by the Company or any of its Subsidiaries or to result in a material impairment in or limitation on the activities presently conducted there. The plants, buildings, structures and equipment located on the properties required to be listed on Schedule 3.20(c) of the Company Disclosure Schedule, and to the Knowledge of the Company, the plants, buildings, structures and equipment located on the properties required to be listed on Schedule 3.20(b) of the Company Disclosure Schedule are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are adequate and suitable for the purposes for which they are presently being used and, to the Knowledge of the Company, there are no condemnation or appropriation proceedings pending or threatened against any of such properties or any plants, buildings or other structures thereon.

Section 3.21    Inapplicability of Takeover Laws. The Company has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, or this Agreement and the transactions contemplated hereby are exempt from, certain requirements of any “moratorium,” “business combination,” “control share,” “fair price” or other takeover defense laws and regulations (collectively, “Takeover Laws”), if any, of the State of New York.

Section 3.22    Regulatory Capitalization.    The Company is, and immediately prior to the Effective Time will be, “well capitalized,” as such term is defined in the applicable laws and regulations of the New York Department of Financial Services and the FDIC, as amended from time to time.

Section 3.23    Loans; Nonperforming and Classified Assets.

(a)        Each loan agreement, note or borrowing arrangement, including, without limitation, portions of outstanding lines of credit and loan commitments (collectively, “Loans”), on the Company’s or any of its Subsidiaries’ books and records, was made and has been serviced in accordance with the Company’s lending policies in the ordinary course of business; is evidenced by appropriate and sufficient documentation; to the extent secured, has been secured by valid liens and security interests which have been perfected; and to the Knowledge of the Company, constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditor’s rights and to general equity principles. The Company has made available to CNB complete and correct copies of its lending policies. The deposit and loan agreements of the Company and its Subsidiaries comply with all applicable laws, rules and regulations. The allowance for loan losses reflected in the Company’s financial statements, as of their respective dates, is adequate under GAAP and all regulatory requirements applicable to financial institutions.

(b)        Schedule 3.23(b) of the Company Disclosure Schedule discloses as of November 30, 2019: (i) any Loan under the terms of which the obligor is thirty (30) or more days delinquent in payment of principal or interest, or to the Knowledge of the Company, in default of any other material provision thereof; (ii) each Loan which has been classified as “other loans specially maintained,” “classified,” “criticized,” “substandard,” “doubtful,” “credit risk assets,” “watch list assets,” “loss” or “special mention” (or words of similar import) by the Company, its Subsidiaries or a Governmental Authority (the “Classified Loans”); (iii) a listing of the real estate owned, acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof; and (iv) each Loan with any director, executive officer or five percent (5%) or greater shareholder of the Company, or to the Knowledge of the Company, any Person controlling, controlled by or under common control with any director, executive officer or five percent (5%) or greater shareholder of the Company. All Loans which are classified as “Insider Transactions” by Regulation O of the FRB have been made by the Company or any of its Subsidiaries in an arms-length manner made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons and do not involve more than normal risk of collectability or present other unfavorable features.

Section 3.24    Investment Securities. Each of the Company and its Subsidiaries has good title to all securities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Liens, except to the extent such securities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities are valued on the books of the Company in accordance with GAAP. The Company and its Subsidiaries and their respective businesses employ investment, securities, risk management and other policies, practices and procedures which the Company believes are prudent and reasonable in the context of such businesses.

Section 3.25    Investment Management and Related Activities. Except as set forth on Schedule 3.25 of the Company Disclosure Schedule, none of the Company, any of its Subsidiaries or the Company’s or its Subsidiaries’ directors, officers or employees (solely in their capacity as directors, officers or employees of the Company) is required in connection with the business of the Company to be registered, licensed or authorized under the laws or regulations issued by any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

Section 3.26    Derivative Transactions. All Derivative Transactions (as defined below) entered into by the Company or any of its Subsidiaries were entered into in accordance with applicable rules, regulations and policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. The Company and its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder. The Company and its Subsidiaries have adopted policies and procedures consistent with the publications of Governmental Authorities with respect to their derivatives program. For purposes of this Section 3.26, “Derivative Transactions” shall mean any swap transaction, option, warrant, forward purchase or forward sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

Section 3.27    Repurchase Agreements. With respect to all agreements pursuant to which the Company or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, the Company or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and, as of the date hereof, the value of such collateral equals or exceeds the amount of the debt secured thereby.

Section 3.28    CRA, Anti-money Laundering and Customer Information Security. Neither the Company nor any of its Subsidiaries is a party to any agreement with any individual or group regarding CRA matters and the Company has no Knowledge of, and none of the Company and its Subsidiaries has been advised of, or has any Knowledge (because of the Company’s Home Mortgage Disclosure Act data for the year ended December 31, 2018, filed with the FDIC, or otherwise) that any facts or circumstances exist, which would cause the Company: (a) to be deemed not to be in satisfactory compliance with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”; (b) to be deemed to be operating in violation of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Chapter X), the USA PATRIOT Act, and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (c) to be deemed not to be in satisfactory compliance with the applicable requirements contained in any federal and state privacy or data security laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by the Company pursuant to 12 C.F.R. Part 30. Furthermore, the Company Board has adopted and the Company has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets, in all material respects, the requirements of Sections 352 and 326 and all other applicable provisions of the USA PATRIOT Act and the regulations thereunder.

Section 3.29    Brokers; Fairness Opinion. No action has been taken by the Company or any of its Subsidiaries that would give rise to any valid claim against the Company for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, except in connection with the engagement of Sandler O’Neill & Partners, L.P. (the “Financial Advisor”) by the Company. The fee payable to the Financial Advisor in connection with the transactions contemplated by this Agreement is described in an engagement letter between the Company and the Financial Advisor, a complete and correct copy of which has been made available to CNB. The Company has received the opinion of the Financial Advisor, (which if rendered orally has been, or will be, confirmed in writing as of the same date) to the effect that, as of the date thereof, the Merger Consideration to be received by the holders of Company Common Stock pursuant to the Merger is fair from a financial point of view to such shareholders, and such opinion has not been amended or rescinded as of the date hereof. The Company has been authorized by the Financial Advisor to permit the inclusion of such opinion letter in its entirety in the Proxy Statement/Prospectus.

Section 3.30    Financial Controls and Procedures. During the periods covered by the Company’s financial statements referenced above in Section 3.11, the Company and its Subsidiaries have had in place internal controls over financial reporting which are designed and maintained to ensure that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as set forth on Schedule 3.30 of the Company Disclosure Schedule, none of the Company’s or any of its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Company or its accountants.

Section 3.31    Trust Activities. Neither the Company nor any of its Subsidiaries engages in any trust business, nor does it administer or maintain accounts for which it acts as fiduciary, including accounts for which it serves as trustee, custodian, agent, personal representative, guardian or conservator.

Section 3.32    Proxy Statement/Prospectus. As of the date of the Proxy Statement/Prospectus and the dates of the meeting of the shareholders of the Company to which such Proxy Statement/Prospectus relates, the Proxy Statement/Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information as of a later date shall be deemed to modify information as of an earlier date, and further provided that no representation or warranty is made with respect to information relating to CNB included in the Proxy Statement/Prospectus.

Section 3.33    DISCLAIMER. EXCEPT AS SET FORTH IN THIS AGREEMENT, THE COMPANY MAKES NO WARRANTIES OR REPRESENTATIONS TO CNB OR CNB BANK, WHETHER EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE MERGER OR ANY OTHER TRANSACTION CONTEMPLATED BY THIS AGREEMENT OR OTHERWISE.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF CNB AND CNB BANK

Section 4.01    Making of Representations and Warranties. As a material inducement to the Company to enter into this Agreement and to consummate the transactions contemplated hereby, CNB and CNB Bank hereby make to the Company the representations and warranties contained in this Article IV. On or prior to the date hereof, CNB and CNB Bank have delivered to the Company a schedule (the “CNB Disclosure Schedule”) listing, among other things, items the disclosure of which is necessary or appropriate in relation to any or all of its representations and warranties contained in this Article IV (it being acknowledged and agreed that disclosure in the CNB Disclosure Schedule as to a specific representation or warranty shall qualify any other sections of this Agreement to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent on its face that such disclosure relates to such other sections).

Section 4.02    Organization, Standing and Authority.

(a)        CNB is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. CNB is a financial holding company under the Bank Holding Company Act of 1956 (the “BHCA”) and the regulations of the FRB promulgated thereunder. CNB is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

(b)        CNB Bank is a Pennsylvania-chartered bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. CNB Bank’s deposits are insured by the FDIC in the manner and to the fullest extent provided by applicable law, and all premiums and assessments required to be paid in connection therewith have been paid by CNB Bank when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of CNB, threatened. CNB Bank is a member in good standing of the FHLB of Pittsburgh and owns the requisite amount of stock of the FHLB as set forth on Bank Disclosure Schedule 4.03. The Articles of Organization and Bylaws of CNB Bank, copies of which have been made available to the Company, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement. All of the common stock, preferred stock and other equity of, or securities issued by, CNB Bank, whether or not having any voting rights, are (i) owned solely by CNB and (ii) not subject to any agreement relating to the voting or sale or transfer of such common stock, preferred stock or other equity.

Section 4.03    Capitalization.

(a)        As of the date hereof, the authorized capital stock of CNB consists of (i) 50,000,000 shares of stock, no par value, of which 15,249,257 shares are issued as common stock and outstanding and (ii) 111,689 shares that are held by CNB as treasury stock. The outstanding shares of CNB’s capital stock are validly issued, fully paid and nonassessable (and were not issued in violation of any preemptive or similar rights). The shares of CNB Common Stock to be issued in the Merger have been duly and validly reserved for issuance, and when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of any preemptive or similar rights.

(b)        Except as set forth in Section 4.03(a), there are no additional shares of CNB’s capital stock authorized or reserved for issuance, CNB does not have any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, phantom units or any other rights to subscribe for or acquire shares of its capital stock issued and outstanding, and CNB does not have, and is not bound by, any commitment to authorize, issue or sell any such shares or other rights. Other than this Agreement, there are no agreements to which CNB is a party with respect to the voting, sale or transfer, or registration of any securities of CNB. To the Knowledge of CNB, there are no agreements among other parties, to which CNB is not a party, with respect to the voting or sale or transfer of any securities of CNB.

(c)        There are no outstanding contractual obligations of CNB to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in, CNB or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of CNB.

Section 4.04    Corporate Power. Each of CNB and its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all of its properties and assets; and CNB has the corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement, to consummate the transactions contemplated hereby and to cause CNB Bank to perform all of its obligations pursuant to this Agreement.

Section 4.05    Corporate Authority. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of CNB and CNB Bank and the Boards of Directors of CNB (the “CNB Board”) and CNB Bank. CNB and CNB Bank have duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement is a legal, valid and binding agreement of CNB and CNB Bank, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general principles of equity).

Section 4.06    Non-Contravention.

(a)        Subject to the receipt of the Regulatory Approvals and the required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger) by CNB and CNB Bank do not and will not (i) constitute a breach or violation of, or a default under, or result in a right of termination, or the acceleration of any right or obligation under, any law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement of CNB or of any of its Subsidiaries or to which CNB or any of its Subsidiaries, properties or assets is subject or bound, (ii) constitute a breach or violation of, or a default under, CNB’s Amended and Restated Articles of Incorporation or Amended and Restated Regulations, or CNB Bank’s Articles of Organization or Bylaws or (iii) require the consent, waiver or approval of, or filings or registrations with, any third party or Governmental Authority under any such law, rule, regulation, judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, franchise or other agreement.

(b)        As of the date hereof, CNB has no Knowledge of any reasons relating to CNB or the CNB Bank (including, without limitation, compliance with the CRA or the USA PATRIOT Act) why (i) any of the Regulatory Approvals shall not be received in customary time frames from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) why any Burdensome Condition would be imposed.

Section 4.07    Articles of Incorporation; Bylaws. CNB has made available to the Company a complete and correct copy of its Articles of Incorporation and Bylaws, each as amended to date, of CNB. CNB is not in violation of any of the terms of its Articles of Incorporation or Bylaws. The minute books of CNB and each of its Subsidiaries contain complete and accurate records of all meetings held by, and complete and accurate records of all other corporate actions of, their respective shareholders and boards of directors (including committees of their respective boards of directors).

Section 4.08    Compliance with Laws.

Each of CNB and its Subsidiaries:

(a)        Since January 1, 2016, has been and is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting their businesses, including, without limitation, all Finance Laws, and all other applicable fair lending laws and other laws relating to discriminatory business practices. In addition, there is no pending or, to the Knowledge of CNB, threatened charge by any Governmental Authority that any of CNB and its Subsidiaries has violated, nor any pending or, to the Knowledge of CNB, threatened investigation by any Governmental Authority with respect to possible violations of, any such federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees;

(b)        has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, authorizations, orders and approvals are in full force and effect and, to the Knowledge of CNB, no suspension or cancellation of any of them is threatened; and

(c)        has received, since January 1, 2016, no notification or communication from any Governmental Authority (i) asserting that CNB or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces, (ii) threatening to revoke any license, franchise, permit, or governmental authorization, (iii) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, federal deposit insurance or (iv) failing to approve any proposed acquisition, or stating its intention not to approve acquisitions, proposed to be effected by CNB within a certain time period or indefinitely (nor, to the Knowledge of CNB, do any grounds for any of the foregoing exist).

Section 4.09    Litigation; Regulatory Action. Neither CNB nor any of its Subsidiaries is a party to any, and there are no pending or, to CNB’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against CNB or any of its Subsidiaries which challenge the validity or propriety of the transactions contemplated by this Agreement.

Section 4.10    SEC Documents; Financial Reports; and Regulatory Reports.

(a)        CNB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “CNB 2018 Form 10-K”), and all other reports, registration statements, definitive proxy statements or information statements required to be filed or furnished by CNB or any of its Subsidiaries subsequent to January 1, 2016, under the Securities Act, or under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (collectively, the “CNB SEC Documents”), with the SEC, and all of the CNB SEC Documents filed with the SEC after the date hereof, in the form filed or to be filed, (i) complied or will comply as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (ii) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such CNB SEC Document (including the related notes and schedules thereto) fairly presents and will fairly present the financial position of the entity or entities to which such balance sheet relates as of its date, and each of the statements of income and changes in stockholders’ equity and cash flows or equivalent statements in such CNB SEC Documents (including any related notes and schedules thereto) fairly presents and will fairly present the results of operations, changes in stockholders’ equity and changes in cash flows, as the case may be, of the entity or entities to which such statement relates for the periods to which it relates, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited financial statements. Except for those liabilities that are fully reflected or reserved against in the most recent audited consolidated balance sheet of CNB and its Subsidiaries contained in the CNB 2018 Form 10-K and, except for liabilities reflected in CNB SEC Documents filed prior to the date hereof or incurred in the ordinary course of business consistent with past practices or in connection with this Agreement, since December 31, 2018, neither CNB nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto.

(b)        CNB and each of its Subsidiaries, officers and directors are in compliance with, and have complied, with (1) the applicable provisions of Sarbanes-Oxley and the related rules and regulations promulgated under such act and the Exchange Act and (2) the applicable listing and corporate governance rules and regulations of NASDAQ. CNB (i) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the CNB Board (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect CNB’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in CNB’s internal control over financial reporting.

(c)        Since January 1, 2016, CNB and its Subsidiaries have duly filed with the FRB, the FDIC, the Pennsylvania Department of Banking and Securities and any other applicable Governmental Authority, in correct form in all material respects, the reports required to be filed under applicable laws and regulations and such reports were complete and accurate and in compliance with the requirements of applicable laws and regulations.

Section 4.11    Absence of Certain Changes or Events. Except as disclosed in the CNB SEC Documents filed or furnished prior to the date hereof, or as otherwise expressly permitted or expressly contemplated by this Agreement, since December 31, 2018, there has been no change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of CNB or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a CNB Material Adverse Effect.

Section 4.12    Taxes and Tax Returns. (a) Each of CNB and its Subsidiaries has filed all Tax Returns that it was required to file under applicable laws and regulations, other than Tax Returns that are not yet due or for which a request for extension was filed. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by CNB and its Subsidiaries (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of CNB or its Subsidiaries or which CNB and/or its Subsidiaries are contesting in good faith. None of CNB or its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and neither CNB nor any of its Subsidiaries currently has any open Tax years. No claim has ever been made by an authority in a jurisdiction where CNB or its Subsidiaries do not file Tax Returns that CNB or its Subsidiaries are or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of CNB or its Subsidiaries.

(b)        Each of CNB and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(c)        Except as set forth on Schedule 4.12(c) of the CNB Disclosure Schedule, no foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are being conducted or to the Knowledge of CNB are threatened with respect to CNB or its Subsidiaries. Neither CNB nor any of its Subsidiaries has received from any foreign, federal, state, or local Tax authority (including jurisdictions where CNB and any of its Subsidiaries have not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Tax authority against CNB or its Subsidiaries.

(d)        CNB has provided the Company with true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to CNB and its Subsidiaries for Tax periods ended December 31, 2018, 2017 and 2016. CNB has delivered to the Company correct and complete copies of all examination reports, and statements of deficiencies assessed against or agreed to by CNB or any of its Subsidiaries pertaining to Tax Returns filed for the years ended December 31, 2018, 2017 and 2016. CNB and each of its Subsidiaries have timely and properly taken such actions in response to and in compliance with notices CNB or any of its Subsidiaries have received from the IRS in respect of information reporting and backup and nonresident withholding as are required by law.

(e)        None of CNB or any of its Subsidiaries have waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f)        None of CNB or any of its Subsidiaries have been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Each of CNB and its Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code. None of CNB or any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement. CNB (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which CNB is or was the common parent), and (ii) has no liability for the Taxes of any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company, or unincorporated organization (other than CNB or any of its

Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g)        The unpaid Taxes of CNB or any of its Subsidiaries (i) did not, as of the end of the most recent period covered by CNB’s or any of its Subsidiaries’ call reports filed on or prior to the date hereof, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements included in CNB’s or any of its Subsidiaries’ call reports filed on or prior to the date hereof (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of each of CNB or any of its Subsidiaries in filing its Tax Returns. Since the end of the most recent period covered by CNB’s or any of its Subsidiaries’ call reports filed prior to the date hereof, none of CNB or any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(h)        None of CNB or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(i)        None of CNB or any of its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j)        None of CNB or any of its Subsidiaries has participated in a “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury Regulations (or any predecessor provision) and none of CNB or any of its Subsidiaries has been notified of, or to CNB’s Knowledge has participated in, a transaction that is described as a “reportable transaction” within the meaning of Section 1.6011-4(b)(1) of the Treasury Regulations.

Section 4.13    Employee Benefit Plans.

(a)        All benefits and compensation plans, contracts, policies or arrangements sponsored, maintained by or contributed to by CNB or its Subsidiaries (the “CNB Benefit Plans”), are in compliance with all applicable laws in all material respects.

(b)        There is no pending or, to CNB’s Knowledge, threatened litigation relating to the CNB Benefit Plans.

(c)        Neither CNB nor any entity which is considered one employer with CNB under Section 4001 of ERISA or Section 414 of the Code (a “CNB ERISA Affiliate”) maintains, sponsors, participates in or contributes to (or has any obligation to contribute to), or has ever maintained, sponsored, participated in or contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to any plan subject to Title IV of ERISA, including any “multiemployer plan,” as defined in Section 3(37) of ERISA

Section 4.14    Brokers. No action has been taken by CNB or any of its Subsidiaries that would give rise to any valid claim against CNB for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated by this Agreement, other than the engagement of Griffin Financial Group LLC, whose expenses shall be paid by CNB.

Section 4.15    Financial Ability. On the Effective Date, CNB will have all funds necessary to consummate the Merger and pay the aggregate Total Consideration to holders of Company Common Stock pursuant to Article II hereof.

Section 4.16    CNB Common Stock. The shares of CNB Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable, will not be subject to preemptive or similar rights and will be issued in compliance with applicable United States federal and state securities laws.

Section 4.17    Schedules. Each schedule attached to, or referenced in, this Agreement and relating to a representation or warranty made by CNB or CNB Bank herein (including, without limitation, Schedule 4.08) is true, correct and not misleading in any respect.

Section 4.18    DISCLAIMER. EXCEPT AS SET FORTH IN THIS AGREEMENT, NEITHER CNB NOR CNB BANK MAKES ANY WARRANTIES OR REPRESENTATIONS TO THE COMPANY, WHETHER EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE MERGER OR ANY OTHER TRANSACTION CONTEMPLATED BY THIS AGREEMENT OR OTHERWISE.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.01    Company Forbearances. From the date hereof until the Effective Time, except as set forth on the Company Disclosure Schedule or as expressly contemplated by this Agreement, without the prior written consent (including via email) of CNB (which consent shall not be unreasonably withheld or delayed), the Company will not, and will cause each of its Subsidiaries not to:

(a)        Ordinary Course. Conduct its business other than in the ordinary and usual course consistent with past practice, or fail to use reasonable best efforts to preserve intact its business organizations and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action that would reasonably be expected to (i) adversely affect the ability of any party to obtain any necessary approval of the Company’s shareholders or any Governmental Authority required for the transactions contemplated hereby (including, without limitation, the Regulatory Approvals) or (ii) adversely affect the Company’s ability to perform any of its material obligations under this Agreement.

(b)        Stock. (i) Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock options or stock appreciation rights, or any other rights to subscribe for or acquire shares of stock, or take any action related to such issuance or sale, (ii) enter into any agreement with respect to the foregoing, (iii) change (or establish a record date for changing) the number of, or provide for the exchange of, shares of its stock, any securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, any stock appreciation rights, or any other rights to subscribe for or acquire shares of stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to its outstanding stock or any other such securities.

(c)        Dividends, Etc. (i) Make, declare or pay any dividend on or in respect of, or declare or make any distribution on, any shares of stock other than (x) dividends from wholly owned Subsidiaries to the Company or any other wholly owned Subsidiary of the Company, as applicable, or (y) regular quarterly dividends on Company Common Stock consistent with past practice at a quarterly rate not to exceed $0.70 per share in accordance with the methodology used to determine the amount of past dividends (subject to the last sentence of this clause (c)) or (ii) directly or indirectly combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock. After the date hereof, the Company shall coordinate with CNB regarding the declaration of any dividends in respect of Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Company Common Stock shall receive exactly one (1) dividend for the calendar quarter in which the Merger is consummated with respect to their share of Company Common Stock and any shares of CNB Common Stock that such holders receive in exchange therefor in the Merger.

(d)        Compensation; Employment Agreements; Etc. Enter into or amend any employment, severance, retention, change in control or similar agreements or arrangements with any of its directors, officers, employees or consultants, grant any salary or wage increase, increase any employee benefit, or make any incentive or bonus payments, except for (i) normal merit increases in base salary in the ordinary course of business consistent with past practice, not to exceed an aggregate increase paid to all employees of more than three percent (3%) from the aggregate base salary paid to all employees in 2019, (ii) as may be required by law, (iii) to satisfy contractual obligations existing as of the date hereof and disclosed on Schedule 3.14(a) of the Company Disclosure Schedule, (iv) bonuses payable in 2020 to employees with respect to 2019 and accrued by the Company through December 31, 2019, (v) bonuses payable in July 2020 to employees with respect to the first six months of 2020 and accrued by the Company through June 30, 2020, (vi) bonuses payable to employees on or around the Effective Time as determined by the Company (after consultation with CNB) of not more than $200,000 in the aggregate, or (vii) as set forth on Schedule 5.01(d) or otherwise expressly provided in this Agreement.

(e)        Benefit Plans. Except as set forth in Schedule 5.01(e) of the Company Disclosure Schedule or as may be required (i) by applicable law or the express terms of this Agreement or (ii) to satisfy contractual obligations existing as of the date hereof and disclosed on Schedule 3.14(a) of the Company Disclosure Schedule, enter into, establish, adopt or amend any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any director, officer or other employee of the Company or any of its Subsidiaries, including, without limitation, taking any action that accelerates the vesting or exercisability of any benefits payable thereunder.

(f)        Company Employees. Hire or terminate the employment of any officer, member of senior management or other employee exempt from overtime requirements, elect to any office any person who is not a member of the Company’s management team as of the date of this Agreement or elect to the Company Board any person, except (i) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 5.01(f) of the Company Disclosure Schedule and (ii) persons hired to fill any vacancies arising after the date hereof as a result of the termination or resignation of an existing employee at an annual salary of less than $40,000 and whose employment is terminable at the will of the Company, as applicable.

(g)        Dispositions. Sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company and its Subsidiaries taken as a whole.

(h)        Governing Documents. Amend its Articles of Incorporation or Bylaws (or equivalent documents).

(i)        Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of the assets, business, securities, deposits or properties of any other entity.

(j)        Capital Expenditures. Make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $50,000 individually or $100,000 in the aggregate.

(k)        Contracts. (i) Except as expressly permitted by this Agreement, enter into or terminate any Company Material Contract, amend or modify in any material respect any Company Material Contract, or waive any material rights under any Company Material Contract or (ii) except in the ordinary course of business consistent with past practice or as otherwise expressly permitted by this Agreement, enter into, amend, modify or terminate any contract (x) that has a term of twelve (12) months or longer or (y) that involves the payment of, or incurs fees, in excess of $25,000 per annum, any Lease or any Insurance Policy.

(l)        Claims. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which the Company or any of its Subsidiaries is a party that waives or releases any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment materially restricting or otherwise materially affecting its business or operations in any material respect.

(m)        Banking Operations. Enter into any new line of business; change its lending, investment, underwriting, risk and asset liability management or other banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority; introduce any new products or services, any marketing campaigns or any new sales compensation or incentive programs or arrangements; or file any application or make any contract with respect to branching or site location or branching or site relocation.

(n)        Derivative Transactions. Enter into any Derivative Transactions.

(o)        Indebtedness. Incur, modify, extend or renegotiate any indebtedness for borrowed money (other than deposits, federal funds purchased, federal home loan bank overnight advances, and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice), prepay any indebtedness or other similar arrangements so as to cause the Company or any of its Subsidiaries to incur any prepayment penalty thereunder, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person.

(p)        Investment Securities. Acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) (i) any debt security or equity investment of a type or in an amount that is not permissible for the Company under applicable law, (ii) any equity investment or (iii) any other debt security other than in the ordinary course of business consistent with past practice, or restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in the manner in which the portfolio is classified.

(q)        Loans. Except for Loans or commitments for Loans that have been approved prior to the date of this Agreement or are otherwise expressly permitted by this Agreement, make, acquire, renegotiate, renew, increase or modify, or issue new commitments for, (i) any unsecured loans in a principal amount in excess of $50,000 or (ii) any other Loan in a principal amount in excess of $500,000, including any commercial and industrial loans; provided, further, that the Loan thresholds referenced herein shall refer to the amount of all Loans to any one borrower or related borrowers in the aggregate, as defined in the Company’s credit policies.

(r)        Investments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice); or foreclose on or take a deed or title to any real estate other than one (1)—four (4) family residential properties or properties valued at less than $250,000 without first conducting a Phase I environmental assessment of the property that satisfies the requirements of all appropriate inquiries standard of the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), or foreclose or take a deed or title to any real estate if such environmental assessment indicates the presence of Hazardous Material.

(s)        Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by changes in laws or regulations or by GAAP.

(t)        Tax Matters. Make or change any Tax election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, fail to timely file any Tax Return, enter into any closing agreement, settle or compromise any liability with respect to Taxes, agree to any adjustment of any Tax attribute, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax.

(u)        Loan Policies. Change its loan policies or procedures in effect as of the date hereof, except as required by any Governmental Authority.

(v)        Liens. Discharge or satisfy any Lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business consistent with normal banking practices.

(w)        Adverse Actions. (i) Knowingly take an action that would, or would be reasonably likely to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or (ii) take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied, or (iii) a material violation of any provision of this Agreement.

(x)        Agreements. Agree or commit to do anything prohibited by this Section 5.01.

Section 5.02    CNB Forbearances. From the date hereof until the Effective Time, except as set forth on the CNB Disclosure Schedule or as expressly contemplated by this Agreement, without the prior written consent of the Company, CNB will not, and will cause each of its Subsidiaries not to:

(a)        Adverse Actions. (i) Amend its Articles of Incorporation or Bylaws in a manner that would materially and adversely affect the economic benefit of the Merger to the holders of Company Common Stock; (ii) knowingly take any action that would, or would be reasonably likely to, prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or (iii) take any action that is intended or is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied.

(b)        Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing prohibited by this Article.

(c)        Dividends; Etc. (i) Other than in the ordinary course of business consistent with past practice or in connection with the transactions contemplated hereby, make, declare, pay or set aside for payment any stock dividend on or in respect of, or declare or make any distribution on any shares of CNB Stock or (ii) directly or indirectly adjust, split, combine or reclassify any shares of its capital stock.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.01    Shareholder Approval.

(a)        Following the execution of this Agreement, the Company shall take, in accordance with applicable law and its Articles of Incorporation and Bylaws, all action necessary to convene a meeting of its shareholders as promptly as practicable (and in any event within forty-five (45) days following the time when the Registration Statement becomes effective, subject to extension with the consent of CNB) to consider and vote upon the approval of this Agreement and the transactions contemplated hereby (including the Merger) and any other matter required to be approved by the shareholders of the Company in order to consummate the Merger and the transactions contemplated hereby (including any adjournment or postponement thereof, the “Company Meeting”).

(b)        Subject to Section 6.05, the Company shall use its reasonable best efforts to solicit from the holders of Company Common Stock proxies in favor of the adoption of the Agreement and approval of the Merger and the other transactions contemplated hereby, and shall ensure that the Company Meeting is called, noticed, convened, held and conducted in compliance with New York Banking Law, the Articles of Incorporation of the Company and the Bylaws of the Company, and all other applicable legal requirements. The Company shall keep CNB updated with respect to the proxy solicitation results in connection with the Company Meeting as reasonably requested by CNB.

(c)        Subject to Section 6.05 hereof, (i) the Company Board shall recommend that the Company’s shareholders vote to approve this Agreement and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by the Company’s shareholders for consummation of the Merger and the transactions contemplated hereby (the “Company Recommendation”), and (ii) the Company Proxy Statement shall include the Company Recommendation.

(d)        All materials submitted to the shareholders of the Company in accordance with this Section 6.01 shall be subject to CNB’s review and reasonable approval.

Section 6.02    Registration Statement.

(a)        Within twenty (20) Business Days of the date hereof, CNB shall submit to the Company an initial draft of a registration statement on Form S-4 (the “Draft Registration Statement”) to be filed by CNB with the SEC in connection with the issuance of the CNB Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of CNB and the Company relating to the Company Meeting and constituting a part thereof (the “Proxy Statement/Prospectus”) and all related documents). CNB and the Company agree to cooperate to complete the Draft Registration Statement so it is in a mutually agreeable final form (the “Registration Statement”) (which shall include the Proxy statement/Prospectus and all related documents). CNB will file the Registration Statement with the SEC as soon as practicable after it is in such mutually agreeable final form. Each of CNB and the Company agree to use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof. The Company agrees to cooperate with CNB and CNB’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from the Financial Advisor and the Company’s independent registered public accounting firm in connection with the Registration Statement and the Proxy Statement/Prospectus. After the Registration Statement is declared effective under the Securities Act, the Company, at its expense, shall promptly mail the Proxy Statement/Prospectus to the Company’s shareholders.

(b)        Each of CNB and the Company agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement, the Proxy Statement/Prospectus or any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any Governmental Authority in connection with the transactions contemplated hereby. Each of CNB and the Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, and (ii) the Proxy

Statement/Prospectus and any amendment or supplement thereto, at the date of mailing by or on behalf of the Company to shareholders will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Each of CNB and the Company further agrees that if it shall become aware, prior to the Company Meeting, of any information that would cause any of the statements in the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, it shall promptly inform the other party thereof and shall take the necessary steps to correct the Proxy Statement/Prospectus.

(c)        CNB will advise the Company, promptly after CNB receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of CNB Common Stock for offering or sale in any jurisdiction, of the initiation of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information and provide the Company with a copy of such SEC request.

Section 6.03    Press Releases. CNB and the Company will consult with each other before issuing any press release with respect to this Agreement and the transactions contemplated hereby and will not issue any press release or written statement for general circulation relating to the transactions contemplated hereby or make any such public statements or other disclosure regarding this Agreement without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after consultation with the other party, to the extent practicable), issue such press release or public statements as may be required by applicable law or the rules and regulations of any stock exchange.

Section 6.04    Access; Information.

(a)        Upon reasonable notice and subject to applicable laws relating to the exchange of information, the Company shall, and shall cause its Subsidiaries to, afford CNB and its officers, employees, counsel, accountants, advisors and other authorized representatives (collectively, the “CNB Representatives”), access, during normal business hours throughout the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records (including, without limitation, work papers of independent auditors), and to its officers, employees, accountants, counsel or other representatives, and, during such period, it shall, and shall cause its Subsidiaries to, furnish promptly to CNB and the CNB Representatives (i) a copy of each material report, schedule and other document filed with any Governmental Authority (other than reports or documents that the Company or its Subsidiaries, as the case may be, are not permitted to disclose under applicable law), and (ii) all other information concerning the business, properties and personnel of the Company and its Subsidiaries as CNB or any CNB Representative may reasonably request; provided, however, that neither the Company nor any of its Subsidiaries shall be required to disclose any information that it is prohibited from disclosing pursuant to any applicable law or any agreement to which the Company or its Subsidiaries is a party or bound. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access jeopardizes the attorney-client privilege of the institution in possession or control of such information or contravenes any law, rule, regulation, order, judgment or decree. Consistent with the foregoing, the Company agrees to make appropriate substitute disclosure arrangements under the circumstances in which the restrictions of the preceding sentence apply.

(b)        CNB agrees to hold all information and documents obtained pursuant to this Section 6.04 in confidence (as provided in, and subject to the provisions of, the Confidentiality Agreement, as if it were the party receiving the confidential information as described therein). No investigation by CNB of the business and affairs of the Company shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to CNB’s obligation to consummate the transactions contemplated by this Agreement.

Section 6.05    No Solicitation.

(a)        The Company shall not, and shall cause its Subsidiaries and the respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents of the Company and its Subsidiaries (collectively, the “Company Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to knowingly facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) except as provided in Section 6.05(b), participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than CNB) any information or data with respect to the Company or any of its Subsidiaries or otherwise relating to an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which the Company is a party; or (iv) except as provided in Section 6.05(b) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by any of the Company Representatives, whether or not such Company Representative is so authorized and whether or not such Company Representative is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Agreement by the Company. The Company and its Subsidiaries shall, and shall cause each of the Company Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications existing on the date hereof with any Persons with respect to any existing or potential Acquisition Proposal.

For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal from CNB), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of the Company or any of its Subsidiaries representing, in the aggregate, 15% or more of the assets of the Company and its Subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing 15% or more of the votes attached to the outstanding securities of the Company or any of its Subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning 15% or more of any class of equity securities of the Company or any of its Subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

(b)        Notwithstanding Section 6.05(a), prior to the date of the Company Meeting, the Company may take any of the actions described in clause (ii) and (iv) of Section 6.05(a) if, but only if, (i) the Company has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 6.05; (ii) the Company Board determines in good faith, after consultation with and having considered the advice of its outside legal counsel and an independent financial advisor, that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) it is required to take such actions to comply with its fiduciary duties to the Company’s shareholders under applicable law; (iii) the Company has provided CNB with at least two (2) Business Days’ prior notice that the Company Board is reasonably likely to make such a determination; and (iv) prior to furnishing or affording access to any information or data with respect to the Company or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, the Company receives from such Person a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement. The Company shall promptly provide to CNB any non-public information regarding the Company or its Subsidiaries provided to any other Person which was not previously provided to CNB, such additional information to be provided no later than the date of provision of such information to such other party.

For purposes of this Agreement, “Superior Proposal” shall mean any bona fide written proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Acquisition Transaction on terms that the Company Board determines in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and an independent financial advisor (x) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Company Common Stock or all, or substantially all, of the assets of the Company and its Subsidiaries on a consolidated basis; (y) would result in a transaction that (A) involves consideration to the holders of the shares of Company Common Stock that is more favorable, from a financial point of view, than the consideration to be paid to the Company’s shareholders pursuant to this Agreement, considering, among other things, the nature of the consideration being offered and any material regulatory approvals or other risks, financing conditions or other contingencies associated with the consummation or the timing of the proposed transaction beyond or in addition to those specifically contemplated hereby, and (B) is, in light of the other terms of such proposal, more favorable to the Company’s shareholders than the Merger and the transactions contemplated by this Agreement; and (z) is reasonably likely to be completed on the terms proposed, in each case taking into account all legal, financial, regulatory and other aspects of the proposal.

(c)        The Company shall promptly (and in any event within forty-eight (48) hours ) notify CNB in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, the Company or the Company Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications) except to the extent that such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement). The Company agrees that it shall keep CNB informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).

(d)        Except as provided in Section 6.05(e), neither the Company Board nor any committee thereof (acting as the Company Board or committee thereof, as applicable, and not as individual members of the Company Board) shall (i) withdraw, qualify, amend or modify, or formally propose to withdraw, qualify, amend or modify, in a manner adverse to CNB in connection with the transactions contemplated by this Agreement (including the Merger), the Company Recommendation, fail to reaffirm the Company Recommendation within five (5) Business Days following a written request by CNB, or make any statement, filing or release, in connection with the Company Meeting or otherwise, inconsistent with the Company Recommendation; (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause the Company or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 6.05(b)) or (B) requiring the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(e)        Notwithstanding Section 6.05(d), prior to the date of the Company Meeting, the Company Board may withdraw, qualify, amend or modify the Company Recommendation (a “Company Subsequent Determination”) after the third Business Day following CNB’s receipt of a notice (the “Notice of Superior Proposal”) from the Company advising CNB that the Company Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 6.05) constitutes a Superior Proposal if, but only if, (i) the Company Board has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and an independent financial advisor, that it is required to take such actions to comply with its fiduciary duties to the Company’s shareholders under applicable law, (ii) during the three (3) Business Day period after receipt of the Notice of Superior Proposal by CNB (the “Notice Period”), the Company and the Company Board shall have cooperated and negotiated in good faith with CNB to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable the Company to proceed with the Company Recommendation without a Company Subsequent Determination; provided, however, that CNB shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement and (iii) at the end of the Notice Period, after taking into account any such adjusted, modified or amended terms as may have been proposed by CNB since its receipt of such Notice of Superior Proposal, the Company Board has again in good faith made the determination (A) in clause (i) of this Section 6.05(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal. In the event of any material revisions to the Superior Proposal, the Company shall be required to deliver a new Notice of Superior Proposal to CNB and again comply with the requirements of this Section 6.05(e), except that the Notice Period shall be reduced to one (1) Business Day.

(f)        Notwithstanding any Company Subsequent Determination, this Agreement shall be submitted to the Company’s shareholders at the Company Meeting for the purpose of voting on the approval of this Agreement and the transactions contemplated hereby (including the Merger) and nothing contained herein shall be deemed to relieve the Company of such obligation; provided, however, that if the Company Board shall have made a Company Subsequent Determination, then the Company Board may submit this Agreement to the Company’s shareholders without recommendation, in which event the Company Board may communicate the basis for its lack of a recommendation to the Company’s shareholders in the Proxy Statement/Prospectus or an appropriate amendment or supplement thereto. In addition to the foregoing, for so long as this Agreement remains in effect, the Company shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger.

Section 6.06    Takeover Laws. No party shall take any action after the date of this Agreement that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, as applicable, and each party shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the applicability of, any applicable Takeover Laws, as now or hereafter in effect, that purports to apply to this Agreement or the transactions contemplated hereby; provided, however, that this Section shall not require that either party commence any litigation or other proceeding challenging the validity or applicability of the Takeover Laws to this Agreement or such transactions.

Section 6.07    Shares Listed. Prior to the Effective Time, to the extent required by NASDAQ, CNB shall file a notice of additional listing of shares with NASDAQ with respect to the shares of CNB Common Stock to be issued to the holders of Company Common Stock in the Merger. Such shares of CNB Common Stock will not be subject to preemptive or similar rights and will be issued in compliance with applicable United States federal and state securities laws.

Section 6.08    Regulatory Applications; Filings; Consents. CNB, CNB Bank and the Company shall cooperate and use their respective reasonable best efforts (a) to promptly prepare all documentation, effect all filings and obtain all permits, consents, approvals, waivers and authorizations of all third parties and Governmental Authorities, including, without limitation, the Regulatory Approvals, necessary to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger), and (b) to comply with the terms and conditions of such permits, consents, approvals, waivers and authorizations; provided, however, that in no event shall CNB be required to agree to any prohibition, limitation, or other requirement which would prohibit or materially limit the ownership or operation by the Company or any of its Subsidiaries, or by CNB or any of its Subsidiaries, of all or any material portion of the business or assets of the Company or any of its Subsidiaries or CNB or its Subsidiaries, or compel CNB or any of its Subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company or any of its Subsidiaries or CNB or any of its Subsidiaries (together, the “Burdensome Conditions”). Provided that the Company has cooperated as required above, CNB agrees to file, within sixty (60) days of the date of this Agreement, the requisite applications, waiver requests and/or notifications to be filed by it with the FRB, the FDIC, the Pennsylvania Department of Banking and Securities and the New York Department of Financial Services, if and as required, and, if necessary, any other Governmental Authority, and any other Governmental Authorities of states in which CNB, the Company and their respective Subsidiaries operate. Each of CNB and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to obtaining all material permits, consents, approvals, waivers and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party reasonably apprised of the status of material matters relating to completion of the transactions contemplated hereby, including by providing the other party with any comments or questions received from a Governmental Authority in connection with the filings made in contemplation of this Agreement.

Section 6.09    Indemnification; Directors’ and Officers’ Insurance.

(a)        CNB agrees that all rights to indemnification and all limitations of liability existing in favor of any director or officer of the Company or its Subsidiaries (the “Indemnified Parties”) as provided in the Company’s Articles of Incorporation or Bylaws or in the similar governing documents of the Company’s Subsidiaries as in effect as of the date hereof with respect to matters occurring on or prior to the Effective Time shall survive the Merger and shall continue in full force and effect, to the extent provided by applicable law.

(b)        Prior to the Effective Time, the Company shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage for the Company’s directors and officers in a form acceptable to the Company which shall provide such directors and officers with coverage for six (6) years following the Effective Time of not less than the existing coverage under, and have other terms not materially less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company, so long as the aggregate cost is less than 150% of the annual premium currently paid by the Company for such insurance (the “Premium Limit”). In the event that the Premium Limit is insufficient for such coverage, the Company will enter into an agreement to spend up to that amount to purchase such lesser coverage as may be obtained with such amount.

(c)        In the event CNB or any of its successors or assigns, or CNB Bank (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of CNB or CNB Bank, as applicable, shall assume the obligations set forth in this Section 6.09.

(d)        The provisions of this Section 6.09 are intended to be for the benefit of, and to grant third party rights to, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

Section 6.10    Employees and Benefit Plans.

(a)        As promptly as practicable after the Effective Time as determined in the reasonable discretion of CNB, CNB agrees to provide the employees of the Company and any of its Subsidiaries who remain employed after the Effective Time (“Continuing Company Employees”) with at least the types and levels of employee benefits comparable in the aggregate to those maintained by CNB for similarly-situated employees of CNB. CNB will treat, and cause its applicable benefit plans to treat, the service of the Continuing Company Employees with the Company or any of its Subsidiaries as service rendered to CNB or any of its Subsidiaries for purposes of eligibility to participate, vesting and for other appropriate benefits including, but not limited to, applicability of minimum waiting periods for participation (but not for the purpose of benefit accrual under any such applicable plan and not for participation in or accrual under any retiree health plan or executive supplemental retirement plan of CNB or any CNB ERISA Affiliate); provided, however, that such service shall not be so treated to the extent that such treatment would result in a duplication of benefits. Without limiting the foregoing, but subject to the terms and conditions of CNB’s health and similar plans, CNB shall not treat any employee of the Company or any of its Subsidiaries as a “new” employee for purposes of any exclusions under any health or similar plan of CNB for a pre-existing medical condition to the extent that any such exclusion did not apply under a health or similar plan of the Company or its Subsidiaries immediately prior to the Effective Time, and any deductibles, co-payments or out-of-pocket expenses paid under any of the Company’s or any of its Subsidiaries’ health plans shall be credited towards deductibles, co-payments or out-of-pocket expenses under CNB’s health plans upon delivery to CNB of appropriate documentation.

(b)        Notwithstanding anything to the contrary contained herein, CNB shall have sole discretion with respect to the determination as to whether or when to terminate, merge or continue any employee benefit plans and programs of the Company; provided, however, that CNB shall continue to maintain such plans (other than stock-based or incentive plans or defined benefit plans) until the employees of the Company and its Subsidiaries are permitted to participate in CNB’s plans in accordance with Section 6.10(a).

(c)        From and after the Effective Time, CNB agrees to cause the Surviving Bank and its Subsidiaries to honor and continue to be obligated to perform, in accordance with their terms (as in effect as of the Effective Time and as amended to the extent set forth on Schedule 5.01(d) and in this Section 6.10), all contractual rights of current and former employees and directors of the Company or any of its Subsidiaries existing as of the date hereof under the employment, severance, deferred compensation, change in control and supplemental retirement plans of the Company and its Subsidiaries listed in Schedule 6.10(c) of the Company Disclosure Schedule. Without limiting the scope of the foregoing and except as set forth in the immediately following sentence, CNB agrees that those individuals with employment and/or change of control agreements to which the Company is a party that are set forth on Schedule 6.10(c) of the Company Disclosure Schedule shall terminate employment immediately following the Effective Time and be entitled to receive such severance payments as are determined in accordance with a settlement agreement being entered into concurrently herewith and substantially in the form attached hereto as Exhibit B.

(d)        If requested by CNB, but such request must be made at least fifteen (15) days before the Effective Time, the Company shall terminate, as of the day prior to the Effective Time (but contingent upon the occurrence thereof), any Company Benefit Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (the “Company 401(k) Plan”), and no further contributions shall be made to any Company 401(k) Plan after such termination (other than contributions which relate to compensation earned prior to or on the termination date). The Company shall provide to CNB (i) certified copies of resolutions adopted by the Company Board (or other such party as may be authorized, under the terms of the Company 401(k) Plan, to amend and terminate the Company 401(k) Plan), as applicable, authorizing such termination of the Company 401(k) Plan and (ii) an executed amendment to the Company 401(k) Plan in form and substance reasonably satisfactory to CNB to conform the plan document for such Plan with all applicable requirements of the Code, and regulations thereunder, with regard to termination of the Company 401(k) Plan, or otherwise relating to the tax-qualified status of such Company 401(k) Plan.

(e)        Except for those employees of the Company listed on Schedule 6.10(e)(i) of the Company Disclosure Schedule (the “Designated Company Employees”), CNB agrees to pay to each employee of the Company or any Subsidiary that is not covered by a written employment or severance agreement and either (i) not offered continued employment by CNB or CNB Bank after the Effective Time, or (ii) is terminated by CNB or any of its subsidiaries, without cause, within twelve (12) months following the Effective Time, a severance payment equal to two (2) weeks of his or her then current base salary multiplied by the number of total completed years of service with the Company or any Subsidiary; provided, however, that the minimum severance payment shall equal four (4) weeks of his or her base salary and the maximum severance payment shall not exceed twenty-six (26) weeks of his or her base salary. Immediately prior to the Effective Time, the Company shall accrue all unused sick time as set forth on Schedule 6.10(e)(ii) of the Company Disclosure Schedule with respect to its employees and pay such amounts to its employees, subject to applicable withholding, as of the Effective Time.

(f)        With respect to each of the Designated Company Employees, CNB agrees to make the payments set forth on Schedule 6.10(f) of the Company Disclosure Schedule. In the event that any of the Designated Company Employees is either (i) not offered continued employment by CNB or CNB Bank after the Effective Time, or (ii) is terminated by CNB or any of its subsidiaries, without cause, within twelve (12) months following the Effective Time, a severance payment equal to two (2) weeks of his or her then current base salary multiplied by the number of total completed years of service with the Company or any Subsidiary; provided, however, that the maximum severance payment shall not exceed twenty-six (26) weeks of his or her base salary. Immediately prior to the Effective Time, the Company shall accrue all unused sick time as set forth on Schedule 6.10(e)(ii) of the Company Disclosure Schedule with respect to the Designated Company Employees and pay such amounts to the Designated Company Employees, subject to applicable withholding, as of the Effective Time.

(g)        The Company and CNB shall use reasonable efforts to consult with each other, and will consider in good faith each other’s advice, prior to sending any notices or other communication materials to the employees of the Company and its Subsidiaries regarding this Agreement, the Merger or the effects thereof on the employment, compensation or benefits of such employees and, in any case, any such notice or communication materials shall comply with applicable law.

(h)        Notwithstanding the foregoing or anything in this Agreement to the contrary, nothing contained herein shall (1) be construed as an amendment to any employee benefit plan, (2) otherwise obligate CNB, the Surviving Bank or any of their affiliates to maintain any particular employee benefit plan, (3) obligate CNB, the Surviving Bank or any of their affiliates to retain the employment of any particular Continuing Employee following the Effective Time, or (4) create any third-party beneficiary rights in any employee or any beneficiary or dependent thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and/or benefits under any employee benefit plan, program or arrangement.

(i)        If, as a result of the transactions contemplated hereby, either CNB, the Company or any of their affiliates is required before or as of the Effective Time to provide notice of any employment loss to any employees of the Company or any of its Subsidiaries or any Person under the federal Worker Adjustment and Retraining Notification Act of 1988 or any state or local laws, regulations or ordinances related to plant closing, relocations, mass layoffs or employment losses, the Company shall give all such required notices within the time frames required by applicable law, regulation or ordinance. The Company shall provide CNB with a reasonable opportunity to review, comment upon, and approve (which CNB shall not unreasonably withhold or delay) all such notices before the notices are provided to affected employees, governmental agencies or other Persons.

(j)        From and after the Effective Time, to the extent not previously paid by the Company, CNB agrees to cause the Surviving Bank and its Subsidiaries to pay the bonuses described in Section 5.01(d)(iv), (v), and (vi).

Section 6.11    Notification of Certain Matters. Each of CNB and the Company shall give prompt notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any condition set forth in Article VII not being satisfied, or would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein. No such notice by CNB or the Company shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to CNB’s or the Company’s obligations to consummate the transactions contemplated by this Agreement.

Section 6.12    Financial Statements and Other Current Information.

(a)        During the period from the date of this Agreement to the Effective Time, the Company will cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of CNB and to report the general status of the ongoing operations of the Company and each of its Subsidiaries.

(b)        As soon as reasonably practicable after they become available, but in no event more than thirty (30) days after the end of each calendar month ending after the date of this Agreement, the Company shall furnish to CNB (i) internally-prepared consolidated financial statements (including balance sheets, statements of operations and shareholders’ equity) of the Company and each of its Subsidiaries as of and for such month then ended, and (ii) internal management financial control reports showing actual financial performance against plan and previous period and (c) any reports provided to the Company Board or any committee thereof, including monthly board packages, relating to the financial performance and risk management of the Company and its Subsidiaries.

(c)        The Company shall provide CNB with the minutes of any meeting of the Company Board or the committees thereof (or written consent in lieu of a meeting) as soon as practical but in any event not later than three (3) Business Days after the date of such meeting or consent; provided, however, that the Company shall not be required to provide any information which may violate a confidentiality obligation or fiduciary duty, any legal or regulatory requirements, reflect any confidential discussion of this Agreement and the transactions contemplated hereby or any Acquisition Proposal, or involve any information subject to attorney-client (or other similar) privilege.

(d)        The Company shall distribute a copy of any package provided to the Board of Directors of the Company, including the agenda and any draft minutes, to CNB at the same time and in the same manner in which it distributes a copy of such package to the Board of Directors of the Company and CNB may, at its discretion, discuss with officers or directors of the Company any questions that it may have about the contents of such package in advance of any meeting of the Company’s Board of Directors or the committees thereof; provided, however, that the Company shall not be required to copy CNB on or to discuss with CNB any documents that disclose confidential discussions of this Agreement or the transactions contemplated hereby or any third party proposal to acquire control of the Company or any other matter that the Company’s Board of Directors has determined, after consulting with counsel, that such distribution to or discussion with CNB may violate a confidentiality obligation or fiduciary duty or any law or regulation or result in a waiver of attorney-client privilege.

(e)        All information furnished by the Company to CNB pursuant to this Section 6.12 shall be held in confidence to the same extent of CNB’s obligations under Section 6.04(b).

Section 6.13    Confidentiality Agreement. The Confidentiality Agreement shall remain in full force and effect after the date hereof in accordance with its terms.

Section 6.14    Certain Tax Matters. During the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to: (i) timely file (taking into account any extensions of time within which to file) all Tax Returns required to be filed by it, and such Tax Returns shall be correct and complete in all material respects and prepared in a manner reasonably consistent with past practice; (ii) timely pay all Taxes shown as due and payable on such Tax Returns that are so filed; (iii) establish an accrual in its books and records and financial statements in accordance with past practice for all Taxes payable by it for which a Tax Return is due prior to the Effective Time; and (iv) promptly notify CNB of any suit, claim, action, investigation, proceeding or audit pending against or with respect to the Company or any of its Subsidiaries in respect of any Tax matter, including, without limitation, Tax liabilities and refund claims.

Section 6.15    Certain Litigation. The Company shall provide CNB the opportunity to participate at CNB’s own expense in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without CNB’s prior written consent (such consent not to be unreasonably withheld).

Section 6.16    Classified Loans. The Company shall promptly after the end of each quarter after the date hereof and upon Closing provide CNB with a complete and accurate list, including the amount, of all Loans subject to each type of classification of the Classified Loans.

Section 6.17    Tax Representation Letters. Officers of CNB and the Company shall execute and deliver to Hogan Lovells US LLP, tax counsel to CNB, and Hodgson Russ LLP, tax counsel to the Company, “Tax Representation Letters” substantially in the form agreed to by the parties and such law firms at such time or times as may be reasonably requested by such law firms, including at the time the Proxy Statement/Prospectus and Registration Statement are declared effective by the SEC and at the Effective Time, in connection with such tax counsel’s delivery of opinions pursuant to Section 7.02(c) or Section 7.03(c) of this Agreement.

Section 6.18    Branches. On and after the Effective Date, CNB Time shall continue to operate the branches of the Company at their officially designated addresses listed on Schedule 6.18 of the Company Disclosure Schedule (subject to the right of CNB Bank to close any of its branches after the Effective Date in compliance with applicable law).

Section 6.19    Advisory Board. Effective as of the Effective Time, CNB Bank shall appoint an officer or director of the Company selected by CNB in consultation with the Company to be a member of the Advisory Board of CNB Bank for not less than three years or until his or her death, incapacity or resignation. Upon the death, incapacity or resignation of the officer or director of the Company initially appointed to be a member of such Advisory Board, CNB Bank need not (but may) allocate any seat on such Advisory Board to any individual previously affiliated with the Company.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.01    Conditions to Each Party’s Obligations to Effect the Merger. The obligation of each of the parties to consummate the Merger is conditioned upon the satisfaction at or prior to the Effective Time of each of the following conditions:

(a)        Shareholder Vote. This Agreement and the transactions contemplated hereby shall have been approved by the requisite affirmative vote of the shareholders of the Company present (or represented by proxy) and voting at the Company Meeting.

(b)        Regulatory Approvals; No Burdensome Condition. All Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired. No Regulatory Approval shall impose any term, condition or restriction upon CNB or any of its Subsidiaries that CNB reasonably determines is a Burdensome Condition.

(c)        No Injunction, Etc. No order, decree or injunction of any court or agency of competent jurisdiction shall be in effect, and no law, statute or regulation shall have been enacted or adopted, that enjoins, prohibits, materially restricts or makes illegal consummation of any of the transactions contemplated hereby.

(d)        Effective Registration Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.

Section 7.02    Conditions to the Obligations of CNB. The obligation of CNB to consummate the Merger is also conditioned upon the satisfaction or waiver by CNB, at or prior to the Effective Time, of each of the following conditions:

(a)        Representations and Warranties of the Company. (i) The representations and warranties of the Company set forth in Section 3.02, Section 3.04, Section 3.05, Section 3.06, Section 3.07(a)(ii), Section 3.21, and Section 3.30 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, (ii) the representations and warranties of the Company set forth in Section 3.03(b) and Section 3.12(a) shall be true and correct in all respects as of the date of this

Agreement and as of the Effective Time, as though made as of the Effective Time, (iii) the representations and warranties of the Company set forth in Section 3.03(a) and Section 3.03(c) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, and (iv) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (A) in each case, representations and warranties that are made as of a specific date or for a specific period shall be true and correct only on and as of such date or such period, and (B) in the case of clause (iv) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a Company Material Adverse Effect.

(b)        Performance of Covenants and Obligations. The Company shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Effective Time.

(c)        Tax Opinion. CNB shall have received a letter setting forth the written opinion of Hogan Lovells US LLP, in form and substance reasonably satisfactory to CNB, dated as of the Closing Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such letter, the Merger will constitute a tax free reorganization described in Section 368(a) of the Code.

Section 7.03    Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is also conditioned upon the satisfaction or waiver by the Company, at or prior to the Effective Time, of each of the following conditions:

(a)        Representations and Warranties of CNB. (i) The representations and warranties of CNB set forth in Section 4.02, Section 4.04, Section 4.05 and Section 4.06(a)(ii) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time and (ii) each of the other representations and warranties of CNB contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time, as though made as of the Effective Time, except (A) in each case, representations and warranties that are made as of a specific date or for a specific period shall be true and correct only on and as of such date or such period, and (B) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or CNB Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a CNB Material Adverse Effect.

(b)        Performance of Covenants and Obligations. CNB shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Agreement on or prior to the Effective Time.

(c)        Tax Opinion. The Company shall have received a letter setting forth the written opinion of Hodgson Russ LLP, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such letter, the Merger will constitute a tax free reorganization described in Section 368(a) of the Code.

ARTICLE VIII

TERMINATION

Section 8.01    Termination. This Agreement may be terminated, and the Merger and the transactions contemplated hereby may be abandoned:

(a)        by the mutual consent of CNB and the Company in a written instrument;

(b)        by CNB or the Company, in the event that the Merger is not consummated by September 30, 2020 for any reason (the “Outside Date”), except to the extent that the failure of the Merger to be consummated shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c)        by CNB or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach or the Outside Date, if earlier, and such breach would entitle the non-breaching party not to consummate the transactions contemplated hereby under Article VII;

(d)        by CNB or the Company, in the event the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority, or any Governmental Authority of competent jurisdiction shall have issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, however, that subject to Section 6.10, the party seeking to terminate this Agreement shall have used its reasonable best efforts to have such order, injunction or decree lifted;

(e)        by CNB or the Company, if the approval of the Company’s shareholders required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at the Company Meeting or at any adjournment or postponement thereof; or

(f)        by CNB, if, (x) the Company Board (acting as the Company Board and not as individual members of the Company Board) (i) withdraws, qualifies, amends, modifies or withholds the Company Recommendation, or makes any statement, filing or release, in connection with the Company Meeting or otherwise, inconsistent with the Company Recommendation, (ii) materially breaches its obligation to call, give notice of and commence the Company Meeting under Section 6.01, (iii) approves or recommends an Acquisition Proposal, (iv) fails to publicly recommend against a publicly announced Acquisition Proposal within five (5) Business Days of being requested to do so by CNB, (v) fails to publicly reconfirm the Company Recommendation within five (5) Business Days of being requested to do so by CNB, except during a period in which the Company Board is evaluating an Acquisition Proposal to comply with its fiduciary duties to the Company’s shareholders under applicable law or (vi) resolves or otherwise determines to take, or announces an intention to take, any of the foregoing actions or (y) there shall have been a material breach of Section 6.05;

(g)        by the Company, if the Company Board so determines by a majority vote of the members of the Company Board, at any time during the five (5) Business Day period commencing on the Determination Date if both of the following conditions are satisfied:

(i)        the CNB Market Value is less than or equal to 80% of the Initial CNB Market Value; and

(ii)        the number obtained by dividing the CNB Market Value by the Initial CNB Market Value (“CNB Ratio”) shall be less than the quotient obtained by dividing the Final Index Price by the Initial Index Price, minus 0.20 (the “Index Ratio”).

(iii)      If the Company elects to exercise its termination right pursuant to this Section 8.01(g), it shall give prompt written notice thereof to CNB. During the five (5) Business Day period commencing with its receipt of such notice, CNB shall have the option to increase the Exchange Ratio, at its sole discretion, to (x) a quotient, the numerator of which is equal to the product of the Initial CNB Market Value, the Exchange Ratio (as then in effect) and the Index Ratio, and the denominator of which is equal to the CNB Market Value, or (y) the quotient determined by dividing the Initial CNB Market Value by the CNB Market Value, and multiplying the quotient by the product of the Exchange Ratio (as then in effect) and 0.80. If CNB so elects, it shall give, within such five (5) Business Day period, written notice to the Company of such election and the revised Exchange Ratio, whereupon no termination shall be deemed to have occurred pursuant to this Section 8.01(g) and this Agreement shall remain in full force and effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 8.01(g).

(iv)      For purposes of this Section 8.01(g), the following terms shall have the meanings indicated below:

(A)        “CNB Market Value” shall be the average of the daily closing sales prices of a share of CNB Common Stock as reported on NASDAQ for the ten (10) consecutive trading days immediately preceding the Determination Date.

(B)        “Determination Date” shall mean the latest of the date on which (i) all Regulatory Approvals (and waivers, if applicable) have been received (including any waiting period), and (ii) the approval of this Agreement, the Merger and any other matter required to be approved by the shareholders of the Company in order to consummate the Merger and the transactions contemplated herein is obtained.

(C)        “Final Index Price” means the average of the closing price of the Index on each of ten (10) consecutive trading days immediately preceding the Determination Date.

(D)        “Index” means the NASDAQ Bank Index; provided, however, that if the NASDAQ Bank Index is not available for any reason, “Index” shall mean the KBW Bank Index.

(E)        “Initial CNB Market Value” means the average of the daily closing sales prices of a share of CNB Common Stock, as reported on NASDAQ, for the ten (10) consecutive trading days immediately preceding the date of this Agreement.

(F)        “Initial Index Price” means the average of the closing prices of the Index for the ten (10) consecutive trading days immediately preceding the date of this Agreement.

(v)        If CNB or any company belonging to the Index declares or effects a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding common stock, and the record date therefor shall be after the date of this Agreement and prior to the Determination Date, the prices for the common stock of such company shall be proportionately and appropriately adjusted for the purpose of applying this Section 8.01(g).

Section 8.02    Effect of Termination and Abandonment.

(a)        In the event of termination of this Agreement by either CNB or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, and none of CNB, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that Section 6.03 (Press Releases), Section 6.13 (Confidentiality Agreement), Section 9.03 (Expenses) and this Section 8.02 and all other obligations of the parties specifically intended to be performed after the termination of this Agreement shall survive any termination of this Agreement; provided, however, that, notwithstanding anything to the contrary herein, neither CNB nor the Company shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

(b)        In the event this Agreement is terminated by CNB pursuant to Section 8.01(f), the Company shall pay to CNB an amount equal to $2,500,000 (the “Termination Fee”).

(c)        In the event that this Agreement is terminated by CNB or the Company pursuant to Section 8.01(e) or Section 8.01(b) due to the failure to obtain the approval of the Company’s shareholders required for the consummation of the Merger, and (i) an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board or the president of the Company prior to the Company Meeting or prior to the date specified in Section 8.01(b), as applicable, and (ii) within 12 months of such termination, the Company shall have (x) recommended to its shareholders or consummated a transaction qualifying as an Acquisition Transaction or (y) entered into a definitive agreement with respect to an Acquisition Transaction, then the Company shall pay to CNB an amount equal to the Termination Fee. For purposes of this Section 8.02(c), all references in the definition of Acquisition Transaction to “15%” shall instead refer to “50%.”

(d)        In the event that this Agreement is terminated by CNB pursuant to Section 8.01(c) and (i) an Acquisition Proposal with respect to the Company shall have been publicly announced, disclosed or otherwise communicated to the Company Board or senior management of the Company prior to any breach by the Company of any representation, warranty, covenant or other agreement giving rise to such termination by CNB or during the cure period therefor provided in Section 8.01(c) and (ii) within 12 months of such termination, the Company shall have (x) recommended to its shareholders or consummated a transaction qualifying as an Acquisition Transaction or (y) entered into a definitive agreement with respect to an Acquisition Transaction, then the Company shall pay to CNB an amount equal to the Termination Fee. For purposes of this Section 8.02(d), all references in the definition of Acquisition Transaction to “15%” shall instead refer to “50%.”

(e)        Any payment of the Termination Fee required to be made pursuant to this Section 8.02 shall be made within two (2) Business Days after the date of the event giving rise to the obligation to make such payment. All payments under this Section 8.02 shall be made by wire transfer of immediately available funds to an account designated by CNB.

(f)        Receipt of the Termination Fee by CNB, if applicable, pursuant to this Section 8.02 with respect to any termination of this Agreement will be the sole remedy of CNB and CNB Bank for such termination and, upon payment of the Termination Fee, the Company shall not have any further liability to CNB or CNB Bank pursuant to this Agreement or otherwise with respect to such termination.

(g)        In the event this Agreement is terminated by the Company or CNB pursuant to Section 8.01(b) and all Regulatory Approvals have not been obtained, CNB shall within two Business Days of such termination pay to the Company an amount equal to $1,250,000 (the “Company Fee”). All payment of the Company Fee under this Section 8.02 shall be made by wire transfer of immediately available funds to an account designated by the Company. Receipt of the Company Fee by the Company, if applicable, pursuant to this Section 8.02 with respect to such termination will be the sole remedy of the Company for such termination and, upon payment of the Company Fee, CNB shall not have any further liability to the Company pursuant to this Agreement or otherwise with respect to such termination.

(h)        CNB and the Company acknowledge that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither CNB nor the Company would have entered into this Agreement. Accordingly, if CNB or the Company fails promptly to pay any amount due pursuant to this Section 8.02 and, in order to obtain such payment, the other commences a suit which results in a judgment against CNB or the Company, as applicable, for the amount set forth in this Section 8.02, the party failing to pay such amount shall pay to the other its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the Termination Fee or the Company Fee, as applicable, at the prime rate (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source) on the date such payment was required to be made.

ARTICLE IX

MISCELLANEOUS

Section 9.01    Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time, except for those agreements and covenants that expressly apply or are to be performed in whole or in part after the Effective Time.

Section 9.02    Waiver; Amendment. Subject to compliance with applicable law, prior to the Effective Time, any provision of this Agreement may be (a) waived by the party intended to benefit by the provision, or (b) amended or modified at any time, by an agreement in writing between the parties hereto approved by their respective Boards of Directors and executed in the same manner as this Agreement; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of the Company, no amendment of this Agreement shall be made which by law requires further approval of the shareholders of the Company without obtaining such approval.

Section 9.03    Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

Section 9.04    Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested), or sent by email (providing confirmation of receipt) to such party at its address set forth below or such other address as such party may specify by notice to the other party hereto.

If to CNB:

CNB Financial Corporation

31 South Second Street

P.O. Box 42

Clearfield, Pennsylvania 16830

Attention: Joseph B. Bower, Jr., President and Chief Executive Officer

Email: joe.bower@cnbbank.bank

With a copy to (which shall not constitute notice):

Hogan Lovells US LLP

Columbia Square

555 Thirteenth Street, NW

Washington, DC 20004

Attention:    Richard Schaberg and Les Reese

Email: richard.schaberg@hoganlovells.com; leslie.reese@hoganlovells.com

If to the Company, to:

Bank of Akron

P.O. Box 358

Akron, NY 14001

Attention: Stephen Forrestel

Email: sforrestel@coldspringconstruction.com

With a copy to (which shall not constitute notice):

Hodgson Russ LLP

605 Third Avenue

Suite 2300

New York, NY 10158

Attention:    Gary M. Schober

Email: gschober@hodgsonruss.com

Section 9.05    Understanding; No Third Party Beneficiaries. Except for the Confidentiality Agreement, which shall remain in effect, this Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and supersedes any and all other oral or written agreements heretofore made. Except for Section 6.09 (Indemnification; Directors’ and Officers’ Insurance), nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 9.06    Assignability; Binding Effect. Prior to the Closing, this Agreement may not be assigned by CNB without the written consent of the Company and no such assignment shall release CNB of its obligations hereunder. After the Effective Time, CNB’s rights and obligations hereunder shall be freely assignable. This Agreement may not be assigned by the Company without the prior written consent of CNB. This Agreement shall be binding upon and enforceable by, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

Section 9.07    Headings; Interpretation. The headings contained in this Agreement are for reference purposes only and are not part of this Agreement. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless the context otherwise requires or unless otherwise specified. Words of number may be read as singular or plural, as required by context.

Section 9.08    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original. A party to this Agreement may deliver an executed signature page of this Agreement to any other party to this Agreement electronically and, upon doing so, such party shall be contractually bound by this Agreement for all purposes.

Section 9.09    Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the Commonwealth of Pennsylvania, without regard to the conflict of law principles thereof. EACH OF CNB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.10    Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Each party agrees that, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled to seek (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach.

Section 9.11    Certain Definitions.

(a)        As used in this Agreement, the following terms shall have the meanings set forth below:

“Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings,

“controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Business Day” shall mean Monday through Friday of each week, except any legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the Commonwealth of Pennsylvania or the State of New York are authorized or obligated to close.

“CNB Material Adverse Effect” shall mean any fact, change, event, development, effect or circumstance that, individually or in the aggregate, (a) are, or would reasonably be expected to be, materially adverse to the current or prospective business, prospects, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of the CNB and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent CNB from materially performing its obligations under this Agreement or consummating the transactions contemplated by this Agreement; provided, however, that notwithstanding the foregoing, the term CNB Material Adverse Effect shall not include (i) any fact, change, event, development, effect or circumstance arising after the date hereof affecting banks or their holding companies generally or arising from changes in general business or economic conditions (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on CNB and its Subsidiaries, taken as a whole); (ii) any fact, change, event, development, effect or circumstance resulting from any change in law, GAAP or regulatory accounting after the date hereof, which affects generally entities such as CNB and its Subsidiaries, taken as a whole (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on CNB and its Subsidiaries taken as a whole); (iii) actions and omissions of CNB and its Subsidiaries taken with the prior written consent of the Company in furtherance of the transactions contemplated hereby or otherwise permitted to be taken by CNB under this Agreement; (iv) any fact, change, event, development, effect or circumstance resulting from the announcement or pendency of the transactions contemplated by this Agreement; and (v) any failure by CNB to meet any internal projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of CNB Material Adverse Effect may be taken into account in determining whether there has been a CNB Material Adverse Effect).

“Closing CNB Share Value” shall mean the arithmetic average of the 4:00 p.m. Eastern Time closing sales prices of CNB Common Stock reported on the NASDAQ Global Select Market for the ten (10) consecutive trading days immediately preceding but not including the trading day prior to the Closing Date; provided, however, if necessary to comply with any requirements of the SEC, the term Closing CNB Share Value shall mean the 4:00 p.m. Eastern Time closing sales price of CNB Common Stock reported on the NASDAQ Global Select Market for the date which is the closest in time but prior to the Closing Date which complies with such rules and regulations.

“Company Board” shall mean the Board of Directors of the Company.

“Company Intellectual Property” shall mean means the Intellectual Property used in or held for use in the conduct of the business of the Company.

“Company Material Adverse Effect” shall mean any fact, change, event, development, effect or circumstance that, individually or in the aggregate, (a) are, or would reasonably be expected to be, materially adverse to the current or prospective business, prospects, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of the Company and its Subsidiaries, taken as a whole, or (b) would reasonably be expected to prevent the Company from materially performing its obligations under this Agreement or consummating the transactions contemplated by this Agreement; provided, however, that notwithstanding the foregoing, the term Company Material Adverse Effect shall not include (i) any fact, change, event, development, effect or circumstance arising after the date hereof affecting banks or their holding companies generally or arising from changes in general business or economic conditions (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on the Company and its Subsidiaries, taken as a whole); (ii) any fact, change, event, development, effect or circumstance resulting from any change in law, GAAP or regulatory accounting after the date hereof, which affects generally entities such as the Company and its Subsidiaries, taken as a whole (and not specifically relating to or having the effect of specifically relating to or having a materially disproportionate effect on the Company and its Subsidiaries taken as a whole); (iii) actions and omissions of the Company and its Subsidiaries taken with the prior written consent of CNB in furtherance of the transactions contemplated hereby or otherwise permitted to be taken by the Company under this Agreement; (iv) any fact, change, event, development, effect or circumstance resulting from the announcement or pendency of the transactions contemplated by this Agreement; and (v) any failure by the Company to meet any internal projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated September 3, 2019, by and between CNB and the Company.

“Environmental Laws” shall mean any applicable federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, approval, consent, order, judgment, decree, injunction issued by or agreement with any Governmental Authority relating to (A) the protection, preservation or restoration of the environment, and/or (B) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Material or oil. The term Environmental Law includes without limitation (i) CERCLA; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901 et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251 et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 300f et seq.; and all comparable state and local laws, and (ii) any common law (including, without limitation, common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Hazardous Material or oil as in effect on or prior to the date of this Agreement.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Governmental Authority” shall mean any U.S. or foreign federal, state or local governmental commission, board, body, bureau or other regulatory authority or agency, including, without limitation, courts and other judicial bodies, bank regulators, insurance regulators, applicable state securities authorities, the SEC, the IRS or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

“Hazardous Material” shall mean any compound, chemical, pollutant, contaminant, toxic substance, hazardous waste, hazardous material, or hazardous substance, as any of the foregoing are regulated under or pursuant to any Environmental Laws, and including without limitation, asbestos, asbestos-containing materials, polychlorinated biphenyls, toxic mold, or fungi, or any other material that poses a threat to the environment or to human health and safety but excludes substances in kind and amounts typically used or stored for cleaning purposes or other routine maintenance or operation of the business of the Company (if applicable) or guests in compliance with Environmental Laws.

“Intellectual Property” shall mean (a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all goodwill, registrations and applications related to the foregoing; (b) patents and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); (c) copyrights in both published and unpublished works (including any registrations and applications for any of the foregoing); (d) rights to or in software; (e) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies; and (f) claims of infringement against third parties.

“Knowledge” shall mean, with respect to any fact, event or occurrence, the actual knowledge after reasonable inquiry of one or more of (i) in the case of the Company, the individuals listed on the Company Disclosure Schedule, or (ii) in the case of CNB, the individuals listed on the CNB Disclosure Schedule; provided, however, that in no event shall “reasonable inquiry” require environmental sampling or testing of any kind.

“Owned Real Property” shall mean the real property on which the Company operates an office or branch.

“Person” or “person” shall mean any individual, bank, corporation, partnership, limited liability company, association, joint-stock company, business trust or unincorporated organization.

“Regulatory Approvals” shall mean any consent, approval, authorization, waiver or non-objection from any Governmental Authority necessary to consummate the Merger and the other transactions contemplated by this Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“SEC” shall mean the United States Securities and Exchange Commission.

“Subsidiary” shall mean, when used with reference to a party, any corporation or organization, whether incorporated or unincorporated, of which such party or any other Subsidiary of such party is a general partner or serves in a similar capacity such that, or with respect to such corporation or other organization, at least 50% of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries. The term “Subsidiary” shall also include any corporation or organization directly or indirectly controlled by such party. “Control” for this purpose shall have the same meaning as in the BHCA.

“Tax” or “Taxes” shall mean (i) all taxes, charges, fees, levies or other assessments imposed by any Governmental Authority, including, without limitation, all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, stamp, occupation, property or other taxes, custom duties, fees, assessments or charges of any kind whatsoever imposed by any Governmental Authority, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority, whether disputed or not; and (ii) any liability for the payment of amounts with respect to payments of a type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group, or as a result of any obligation under any tax sharing arrangement or tax indemnity agreement.

“Tax Returns” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Treasury Regulations” shall mean the Treasury Department regulations promulgated under the Code.

(b)        The following terms are defined elsewhere in this Agreement, as indicated below:

“Acquisition Proposal” shall have the meaning set forth in Section 6.05(a).

“Acquisition Transaction” shall have the meaning set forth in Section 6.05(a).

“Agreement” shall have the meaning set forth in the preamble to this Agreement.

“BHCA” shall have the meaning set forth in Section 4.02(a).

“BOLI” shall have the meaning set forth in Section 3.16.

“Burdensome Conditions” shall have the meaning set forth in Section 6.08.

“CNB” shall have the meaning set forth in the preamble to this Agreement.

“CNB 2018 Form 10-K” shall have the meaning set forth in Section 4.10(a).

“CNB Adjustment Event” shall have the meaning set forth in Section 2.04.

“CNB Bank” shall have the meaning set forth in the preamble to this Agreement.

“CNB Board” shall have the meaning set forth in Section 4.05.

“CNB Common Stock” shall have the meaning set forth in Section 2.01(a)(ii).

“CNB Disclosure Schedule” shall have the meaning set forth in Section 4.01(b).

“CNB ERISA Affiliate” shall have the meaning set forth in Section 4.13(c).

“CNB Market Value” shall have the meaning set forth in Section 8.01(g)(iv)(A).

“CNB Ratio” shall have the meaning set forth in Section 8.1(g)(ii).

“CNB Representatives” shall have the meaning set forth in Section 6.04(a).

“CNB Stock Certificate” shall have the meaning set forth in Section 2.03(k).

“CNB SEC Documents” shall have the meaning set forth in Section 4.10(a).

“Cash Consideration” shall have the meaning set forth in Section 2.01(a)(i).

“Cash Election” shall have the meaning set forth in Section 2.01(a)(i).

“Cash Election Shares” shall have the meaning set forth in Section 2.01(a)(i).

“CERCLA” shall have the meaning set forth in Section 5.01(r).

“Classified Loans” shall have the meaning set forth in Section 3.23(b).

“Closing” shall have the meaning set forth in Section 1.04.

“Closing Date” shall have the meaning set forth in Section 1.04.

“Code” shall have the meaning set forth in the recitals to this Agreement.

“Company” shall have the meaning set forth in the preamble to this Agreement.

“Company 401(k) Plan” shall have the meaning set forth in Section 6.10(e).

“Company Benefit Plans” shall have the meaning set forth in Section 3.14(a).

“Company Common Stock” shall have the meaning set forth in the recitals to this Agreement.

“Company Disclosure Schedule” shall have the meaning set forth in Section 3.01.

“Company Employees” shall have the meaning set forth in Section 3.14(a).

“Company Fee” shall have the meaning set forth in Section 8.02(g).

“Company ERISA Affiliate” shall have the meaning set forth in Section 3.14(c).

“Company Material Contract” shall have the meaning set forth in Section 3.19(a).

“Company Meeting” shall have the meaning set forth in Section 6.01(a).

“Company Pension Plan” shall have the meaning set forth in Section 3.14(b).

“Company Recommendation” shall have the meaning set forth in Section 6.01(c)(i).

“Company Representatives” shall have the meaning set forth in Section 6.05(a).

“Company Stock Certificate” shall have the meaning set forth in Section 2.03(g).

“Company Subsequent Determination” shall have the meaning set forth in Section 6.05(e).

“Continuing Company Employees” shall have the meaning set forth in Section 6.10(a).

“CRA” shall have the meaning set forth in Section 3.07(b).

“Derivative Transactions” shall have the meaning set forth in Section 3.26.

“Determination Date” shall have the meaning set forth in Section 8.01(g)(iv)(B).

“Dissenters’ Shares” shall have the meaning set forth in Section 2.05.

“Draft Registration Statement” shall have the meaning set forth in Section 6.02(a).

“Election” shall have the meaning set forth in Section 2.03(a).

“Election Deadline” shall have the meaning set forth in Section 2.03(d).

“Exchange Fund” shall have the meaning set forth in Section 2.03(i).

“Exchange Ratio” shall have the meaning set forth in Section 2.01(a)(iii).

“Effective Time” shall have the meaning set forth in Section 1.02.

“Exchange Agent” shall have the meaning set forth in Section 2.03(d)

“FDIC” shall have the meaning set forth in Section 3.02.

“FHLB” shall have the meaning set forth in Section 3.02.

“Final Index Price” shall have the meaning set forth in Section 8.01(g)(iv)(C).

“Finance Laws” shall have the meaning set forth in Section 3.09(d).

“Financial Advisor” shall have the meaning set forth in Section 3.29.

“Form of Election” shall have the meaning set forth in Section 2.03(b).

“FRB” shall have the meaning set forth in Section 3.10(d).

“GAAP” shall have the meaning set forth in Section 3.11(a).

“Holder” shall have the meaning set forth in Section 2.03.

“Indemnified Parties” shall have the meaning set forth in Section 6.09(a).

“Index” shall have the meaning set forth in Section 8.01(g)(iv)(D).

“Index Ratio” shall have the meaning set forth in Section 8.01(g)(ii).

“Initial CNB Market Value” shall have the meaning set forth in Section 8.01(g)(iv)(E).

“Initial Index Price” shall have the meaning set forth in Section 8.01(g)(iv)(F).

“IRS” shall have the meaning set forth in Section 3.13(d).

“Letter of Transmittal” shall have the meaning set forth in Section 2.03(o).

“Liens” shall have the meaning set forth in Section 3.04(a).

“Loan Property” shall have the meaning set forth in Section 3.17.

“Loans” shall have the meaning set forth in Section 3.23(a).

“Maximum Cash Conversion Number” shall have the meaning set forth in Section 2.02(a).

“Merger” shall have the meaning set forth in the recitals to this Agreement.

“Merger Consideration” shall have the meaning set forth in Section 2.01(a)(iii).

“Non-Election Shares” shall have the meaning set forth in Section 2.01(a)(iii).

“Notice of Superior Proposal” shall have the meaning set forth in Section 6.05(e).

“Notice Period” shall have the meaning set forth in Section 6.05(e).

“Outside Date” shall have the meaning set forth in Section 8.01(b).

“Premium Limit” shall have the meaning set forth in Section 6.09(b).

“Proxy Statement/Prospectus” shall have the meaning set forth in Section 6.02(a).

“Registration Statement” shall have the meaning set forth in Section 6.02(a).

“Stock Consideration” shall have the meaning set forth in Section 2.01(a)(ii).

“Stock Election” shall have the meaning set forth in Section 2.01(a)(ii).

“Stock Election Shares” shall have the meaning set forth in Section 2.01(a)(ii).

“Superior Proposal” shall have the meaning set forth in Section 6.05(b).

“Surviving Bank” shall have the meaning set forth in Section 1.01.

“Takeover Laws” shall have the meaning set forth in Section 3.21.

“Tax Representation Letters” shall have the meaning set forth in Section 6.17.

“Termination Fee” shall have the meaning set forth in Section 8.02(b).

“Total Consideration” shall have the meaning set forth in Section 2.01(d).

“USA PATRIOT Act” shall have the meaning set forth in Section 3.07(b).

“Voting Agreements” shall have the meaning set forth in the recitals to this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

CNB FINANCIAL CORPORATION

By:	/s/ Joseph B. Bower, Jr.
Name: Joseph B. Bower, Jr.
Title: President and Chief Executive Officer

CNB BANK

By:	/s/ Joseph B. Bower, Jr.
Name: Joseph B. Bower, Jr.
Title: President and Chief Executive Officer

BANK OF AKRON

By:	/s/ Anthony J. Delmonte, Jr.
Name: Anthony J. Delmonte, Jr.
Title: President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX B—NEW YORK LAW CONCERNING DISSENTERS’ RIGHTS

Section 6022 of the New York Banking Law

Procedure to enforce stockholder’s right to receive payment for shares

1. A stockholder intending to enforce his right under a section of this chapter to receive payment for his shares if the proposed corporate action referred to therein is taken shall file with the corporation, before the meeting of stockholders at which the action is submitted to a vote, or at such meeting but before the vote, written objection to the action. The objection shall include a statement that he intends to demand payment for his shares if the action is taken. Such objection is not required from any stockholder to whom the corporation did not give notice of such meeting in accordance with this chapter or where the proposed action is authorized by written consent of stockholders without a meeting.

2. Within ten days after the stockholders’ authorization date, which term as used in this section means the date on which the stockholders’ vote authorizing such action was taken, or the date on which such consent without a meeting was obtained from the requisite stockholders, the corporation shall give written notice of such authorization or consent by registered mail to each stockholder who filed written objection or from whom written objection was not required, excepting any who voted for or consented in writing to the proposed action.

3. Within twenty days after the giving of notice to him, any stockholder to whom the corporation was required to give such notice and who elects to dissent shall file with the corporation as written notice of such election, stating his name and residence address, the number and classes of shares as to which he dissents and a demand for payment of the fair value of his shares.

4. A stockholder may not dissent as to less than all of the shares, held by him of record, that he owns beneficially. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner held of record by such nominee or fiduciary.

5. Upon filing a notice of election to dissent, the stockholder shall cease to have any of the rights of a stockholder except the right to be paid the fair value of his shares and any other rights under this section. Withdrawal of a notice of election shall require the written consent of the corporation. If a notice of election is withdrawn, or the proposed corporate action is abandoned or rescinded, or a court shall determine that the stockholder is not entitled to receive payment for his shares, or the stockholder shall otherwise lose his dissenter’s rights, he shall not have the right to receive payment for his shares and he shall be reinstated to all his rights as a stockholder as of the filing of his notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim.

6. At the time of filing the notice of election to dissent or within one month thereafter the stockholder shall submit the certificates representing his shares to the corporation, or to its transfer agent, which shall forthwith note conspicuously thereon that a notice of election has been filed and shall return the certificates to the stockholder or other person who submitted them on his behalf. Any stockholder who fails to submit his certificates for such notation as herein specified shall, at the option of the corporation exercised by written notice to him within forty-five days from the date of filing of such notice of election to dissent, lose his dissenter’s rights unless a court, for good cause shown, shall otherwise direct. Upon transfer of a certificate bearing such notation, each new certificate issued therefor shall bear a similar notation together with the name of the original dissenting holder of the shares and a transferee shall acquire no rights in the corporation except those which the original dissenting stockholder had after filing his notice of election.

7. Within seven days after the expiration of the period within which stockholders may file their notices of election to dissent, or within seven days after the proposed corporate action is consummated, whichever is later, the corporation or, in the case of a merger, the receiving corporation, shall make a written offer by registered mail to each stockholder who has filed such notice of election to pay for his shares at a specified price which the corporation considers to be their fair value. Such offer shall be made at the same price per share to all dissenting stockholders of the same class, or if divided into series, of the same series and shall be accompanied by a balance sheet of the corporation whose shares the dissenting stockholder holds as of the latest available date, which shall not be earlier than twelve months before the making of such offer, and a profit and loss statement or statements for not less than a twelve month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such twelve month period, for the portion thereof during which it was in existence. If within thirty days after the making of such offer, the corporation making the offer and any stockholder agree upon the price to be paid for his shares, payment therefor shall be made within sixty days after the making of such offer upon the surrender of the certificates representing such shares.

8. The following procedure shall apply if the corporation fails to make such offer within such period of seven days, or if it makes the offer and any dissenting stockholder or stockholders fail to agree with it within the period of thirty days thereafter upon the price to be paid for their shares:

(a) The corporation or, in the case of a merger, the receiving corporation shall, within twenty days after the expiration of whichever is applicable of the two periods last mentioned, institute a special proceeding in the supreme court in the judicial district in which the office of the corporation is located to determine the rights of dissenting stockholders and to fix the fair value of their shares.

(b) If the corporation fails to institute such proceeding within such period of twenty days, any dissenting stockholder may institute such proceeding for the same purpose not later than thirty days after the expiration of such twenty day period. If such proceeding is not instituted within such thirty day period, all dissenter’s rights shall be lost unless the supreme court, for good cause shown, shall otherwise direct.

(c) All dissenting stockholders, excepting those who, as provided in subdivision seven, have agreed with the corporation upon the price to be paid for their shares, shall be made parties to such proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in such proceeding upon each dissenting stockholder who is a resident of this state in the manner provided by law for the service of a summons, and upon each nonresident dissenting stockholders either by registered mail and publication, or in such other manner as is permitted by law. The jurisdiction of the court shall be plenary and exclusive.

(d) The court shall determine whether each dissenting stockholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation does not request any such determination or if the court finds that any dissenting stockholder is so entitled, it shall proceed to fix the value of the shares, which, for the purposes of this section, shall be the fair value as of the close of business on the day prior to the stockholders’ authorization date, excluding any appreciation or depreciation directly or indirectly induced by such corporate action or its proposal. The court may, if it so elects, appoint an appraiser to receive evidence and recommend a decision on the question of fair value. Such appraiser shall have the power, authority and duties specified in the order appointing him, or any amendment thereof.

(e) The final order in the proceeding shall be entered against the corporation in favor of each dissenting stockholder who is a party to the proceeding and is entitled thereto for the value of his shares so determined.

(f) The final order shall include an allowance for interest at such rate as the court finds to be equitable, from the stockholders’ authorization date to the date of payment. If the court finds that the refusal of any stockholder to accept the corporate offer of payment for his shares was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

(g) The costs and expenses of such proceeding shall be determined by the court and shall be assessed against the corporation, or, in the case of a merger, the receiving corporation, except that all or any part of such costs and expenses may be apportioned and assessed, as the court may determine, against any or all of the dissenting stockholders who are parties to the proceeding if the court finds that their refusal to accept the corporate offer was arbitrary, vexatious or otherwise not in good faith. Such expenses shall include reasonable compensation for and the reasonable expenses of the appraiser, but shall exclude the fees and expenses of counsel for and experts employed by any party unless the court, in its discretion, awards such fees and expenses. In exercising such discretion, the court shall consider any of the following: (A) that the fair value of the shares as determined materially exceeds the amount which such corporation offered to pay; (B) that no offer was made by such corporation; and (C) that such corporation failed to institute the special proceeding within the period specified therefor.

(h) Within sixty days after final determination of the proceeding, the corporation or, in the case of a merger, the receiving corporation shall pay to each dissenting stockholder the amount found to be due him, upon surrender of the certificates representing his shares.

9. Shares acquired by the corporation upon the payment of the agreed value therefor or of the amount due under the final order, as provided in this section, shall be dealt with as provided in section five thousand fourteen, except that, in the case of a merger, they shall be disposed of as provided in the plan of merger or consolidation.

10. The enforcement by a stockholder of his right to receive payment for his shares in the manner provided herein shall exclude the enforcement by such stockholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in subdivision five, and except that this section shall not exclude the right of such stockholder to bring or maintain an appropriate action to obtain relief on the ground that such corporate action will be or is illegal or fraudulent as to him.

11. Except as otherwise expressly provided in this section, any notice to be given by a corporation to a stockholder under this section shall be given in the manner provided in section six thousand five.

ANNEX C—OPINION OF PIPER SANDLER & CO.

December 18, 2019

Board of Directors

Bank of Akron

46 Main Street

P.O. Box 420

Akron, NY 14001

Ladies and Gentlemen:

Bank of Akron (“Company”), CNB Financial Corporation (“CNB”) and CNB Bank, a wholly-owned subsidiary of CNB (“CNB Bank”) are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Company will merge with and into CNB Bank, with CNB Bank being the surviving bank (the “Merger”). Pursuant to the terms of the Agreement, at the Effective Time, each share of common stock, par value $3.00 per share, of Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, excluding certain shares of Company Common Stock as specified in the Agreement, will be converted, in accordance with and subject to the election, allocation and proration procedures set forth in the Agreement, into the right to receive the following, without interest: (i) for each share of Company Common Stock with respect to which a Cash Election has been effectively made and not revoked or lost pursuant to the Agreement, the right to receive cash from CNB in an amount equal to $215.00 (the “Cash Consideration”); or (ii) for each share of Company Common Stock with respect to which a Stock Election has been effectively made and not revoked or lost pursuant to the Agreement, the right to receive 6.6729 shares of CNB common stock, no par value (“CNB Common Stock” and such consideration, the “Stock Consideration”). The Cash Consideration and the Stock Consideration are collectively referred to herein as the “Merger Consideration.” The Agreement provides, generally, that seventy-five percent (75%) of the total number of shares of Company Common Stock shall be converted into the Stock Consideration and twenty-five percent (25%) of such shares of Company Common Stock shall be converted into the Cash Consideration in accordance with the election, allocation and proration procedures set forth in the Agreement. Capitalized terms used herein without definition shall have the meanings assigned to them in the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock.

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated December 18, 2019; (ii) certain publicly available financial statements and other historical financial information of Company that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of CNB that we

SANDLER O’ NEILL + PARTNERS, L.P

1251 Avenue of the Americans, 6th Floor, New York, NY 10020

T: (212) 466-7800/(800) 635-6851

www.sandleroneill.com

deemed relevant; (iv) certain internal financial projections for Company for the year ending December 31, 2019 as well as estimated long-term annual earnings per share and net income growth rates for the years ending December 31, 2020 through December 31, 2023 and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Company; (v) publicly available median analyst earnings per share and dividends per share estimates for CNB for the years ending December 31, 2019 and December 31, 2020, as adjusted by the senior management of CNB and its representatives to provide for a capital raising transaction expected to be completed by CNB in the first quarter of 2020, as well as an estimated long-term annual earnings per share growth rate for the years ending December 31, 2021 through December 31, 2023 and estimated dividends per share for the years ending December 31, 2021 through December 31, 2023, as provided by the senior management of CNB and its representatives; (vi) the pro forma financial impact of the Merger on CNB based on certain assumptions relating to purchase accounting adjustments, transaction expenses and cost savings, as well as an estimated earnings per share growth rate for Company for the years ending December 31, 2020 through December 31, 2023, as provided by the senior management of CNB; (vii) the publicly reported historical price and trading activity for Company Common Stock and CNB Common Stock, including a comparison of certain stock market information for Company Common Stock and CNB Common Stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded; (viii) a comparison of certain financial information for Company and CNB with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on a regional and nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Company the business, financial condition, results of operations and prospects of Company and held similar discussions with certain members of the senior management of CNB and its representatives regarding the business, financial condition, results of operations and prospects of CNB.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by Company or CNB, or their respective representatives, or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We further have relied on the assurances of the respective senior managements of Company and CNB that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to undertake, and have not undertaken, an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Company or CNB or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of Company or CNB. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Company or CNB, or of the combined entity after the Merger, and we have not reviewed any individual credit files relating to Company or CNB. We have assumed, with your consent, that the respective allowances for loan losses for both Company and CNB are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used certain internal financial projections for Company for the year ending December 31, 2019 as well as estimated long-term annual earnings per share and net income growth rates for the years ending December 31, 2020 through December 31, 2023 and estimated dividends per share for the years ending December 31, 2019 through December 31, 2023, as provided by the senior management of Company. In addition, Sandler O’Neill used publicly available median analyst earnings per share and dividends per share estimates for CNB for the years ending December 31, 2019 and December 31, 2020, as adjusted by the senior management of CNB and its representatives to provide for a capital raising transaction expected to be completed by CNB in the first quarter of 2020, as well as an estimated long-term annual earnings per share growth rate for the years ending December 31, 2021 through December 31, 2023 and estimated dividends per share for the years ending December 31, 2021 through December 31, 2023, as provided by the senior management of CNB and its representatives. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, transaction expenses and cost savings, as well as an estimated earnings per share growth rate for Company for the years ending December 31, 2020 through December 31, 2023, as provided by the senior management of CNB. With respect to the foregoing information, the respective senior managements of Company and CNB confirmed to us that such information reflected the best currently available estimates and judgments of those respective senior managements as to the future financial performance of Company and CNB, respectively, and the other matters covered thereby. We express no opinion as to such information, or the assumptions on which such information is based. We have also assumed that there has been no material change in the respective assets, financial condition, results of operations, business or prospects of Company or CNB since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that Company and CNB will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Company, CNB, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that Company has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of Company Common Stock or CNB Common Stock at any time or what the value of CNB Common Stock will be once it is actually received by the holders of Company Common Stock.

We have acted as Company’s financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon closing of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the advisory fee becoming payable to Sandler O’Neill upon closing of the Merger. Company has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Sandler O’Neill has not provided any other investment banking services to Company in the two years preceding the date hereof. Sandler O’Neill did not provide any investment banking services to CNB in the two years preceding the date of this opinion. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Company, CNB and their respective affiliates. We may also actively trade the equity and debt securities of Company, CNB and their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of Company in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of Company as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to the holders of Company Common Stock and does not address the underlying business decision of Company to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Company or the effect of any other transaction in which Company might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director or employee of Company or CNB, or any class of such persons, if any, relative to the compensation to be received in the Merger by any other shareholder. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent; provided, however, Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view.

Very truly yours,

C-4